    As filed with the Securities and Exchange Commission on April 15, 1998

                                                      Registration No. 333-_____

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           ------------------------

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                           ------------------------

                            St. Paul Bancorp, Inc.
            (Exact name of registrant as specified in its charter)

        Delaware                        6712                      36-3504665
(State of Incorporation)    (Primary Standard Industrial       (I.R.S.Employer
                            Classification Code Number)      Identification No.)

                           ------------------------

                            6700 West North Avenue
                            Chicago, Illinois 60707
                                (773) 622-5000
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                           ------------------------

                           Clifford M. Sladnick, Esq.
              Senior Vice President, General Counsel and Secretary
                             St. Paul Bancorp, Inc.
                             6700 West North Avenue
                            Chicago, Illinois 60707
                                 (773) 804-2282
           (Name, address, including zip code, and telephone number,
            including area code, of registrant's agent for service)

                           ------------------------

                                  Copies to:

        Stuart G. Stein, Esq.                     Kurt W. Florian, Jr., Esq.
       Hogan & Hartson L.L.P.                       Lord, Bissell & Brook
    555 Thirteenth Street, N.W.                    115 South LaSalle Street
      Washington, D.C.  20004                      Chicago, Illinois 60603
          (202) 637-8575                               (312) 443-1728

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                                                CALCULATION OF REGISTRATION FEE
==============================================================================================================================
                                                                            Proposed          Proposed
                                                        Amount               Maximum           Maximum             Amount Of
   Title Of Each Class Of                               To Be            Offering Price       Aggregate          Registration
Securities To Be Registered                          Registered(1)        Per Share(2)     Offering Price(2)        Fee(3)
------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share            6,702,530 shares      $ 26.1875          $ 165,119,939        $48,711
==============================================================================================================================

(1) The number of shares of Common Stock, par value $0.01 per share (the "St. Paul Common Stock"), of the Registrant to be registered has been determined based on the product of (i) up to 6,305,296 shares of Beverly Common Stock outstanding or subject to outstanding options to purchase Beverly Common Stock as of close of business on April 14, 1998, and (ii) an exchange ratio of 1.0630 shares of St. Paul Common Stock per share of Beverly Common Stock outstanding or subject to outstanding options to purchase shares of Beverly Common Stock as provided for in the Merger Agreement.

(2) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(f) of the Securities Act of 1933. Pursuant to Rule 457(f), the maximum aggregate offering price is the product of (i) 26.1875, representing the average of the high and low sales prices of Beverly Common Stock as reported on the Nasdaq Stock Market on April 8, 1998, and (ii) up to 6,305,296 shares of Beverly Common Stock to be acquired by the Registrant and shares of Beverly Common Stock subject to options to purchase Beverly Common Stock to be assumed by the Registrant pursuant to the Merger Agreement.

(3) Calculated in accordance with Section 6(b) of the Securities Act and Rule 457(f)(1) promulgated thereunder.

                           ------------------------

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

================================================================================

Beverly Bancorporation, Inc.
16345 South Harlem Avenue, Suite 3E
Tinley Park, Illinois  60477


                                                                    May __, 1998


To the Shareholders of
Beverly Bancorporation, Inc.:

     You are cordially invited to attend a special meeting of shareholders (the "Beverly Special Meeting") of Beverly Bancorporation, Inc. ("Beverly") to be held on June __, 1998, at ____ a.m. at ____.

     As described in the enclosed Joint Proxy Statement/Prospectus, at the Beverly Special Meeting you will be asked to approve the Agreement and Plan of Merger, dated as of March 15, 1998 (the "Merger Agreement"), by and between St. Paul Bancorp, Inc. ("St. Paul") and Beverly and the merger (the "Merger") provided for therein, pursuant to which Beverly will be merged with and into St. Paul. Upon the Merger, each outstanding share of Beverly common stock, par value $0.01 per share ("Beverly Common Stock"), will be converted into the right to receive 1.0630 shares of St. Paul common stock, par value $0.01 per share ("St. Paul Common Stock"). Cash will be paid in lieu of fractional shares. Under certain circumstances involving a decrease to below $21.25 (as reduced to reflect changes in an index of stock prices of certain other financial institution holding companies) in the per share price of St. Paul Common Stock, the Merger Agreement may be terminated by Beverly, unless St. Paul determines to increase the exchange ratio. It is intended that the conversion of Beverly Common Stock into St. Paul Common Stock will qualify as a tax-free exchange for federal income tax purposes.

     Your Beverly Board of Directors believes that the Merger will enable you to realize increased value due to the merger consideration representing a premium over the pre-Merger Agreement market price, net income per share and book value per share of Beverly Common Stock. Your Board of Directors also believes that the Merger will enable you to participate in opportunities for appreciation of St. Paul Common Stock.

     Each share of Beverly Common Stock will entitle its holder to one vote. Consummation of St. Paul's acquisition of Beverly is subject to certain conditions, including approval of the Merger Agreement by at least a majority of the issued and outstanding shares of Beverly Common Stock entitled to be voted at the Beverly Special Meeting, and the receipt of St. Paul shareholder approvals and certain regulatory approvals.

     McDonald & Company Securities, Inc. ("McDonald"), the financial advisor of Beverly in connection with the Merger, has delivered its opinion to the Board of Directors of Beverly that the exchange ratio in the Merger is fair from a financial point of view to the holders of Beverly Common Stock. The written opinion of McDonald is reproduced in full as Appendix A to the accompanying Joint Proxy Statement/Prospectus.

     Your Board of Directors approved the Merger Agreement and the Merger provided for therein and recommends that you vote "FOR" approval of the Merger Agreement and the Merger.

     You are urged to carefully read the Joint Proxy Statement/Prospectus, which provides you with a description of the St. Paul Common Stock and the terms of the Merger. A copy of the Merger Agreement (including each of the exhibits thereto) and the other documents described in the accompanying Joint Proxy Statement/Prospectus will be provided without charge upon oral or written request to Jeffrey M. Voss, Executive Vice President and Chief Financial Officer, Beverly Bancorporation, Inc., 16345 South Harlem Avenue, Suite 3E, Tinley Park, Illinois 60477, (708) 614-5070. It is very important that your shares be represented at the Beverly Special Meeting. Whether or not you plan to attend the Beverly Special Meeting, you are requested to complete, date and sign the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope.



                                    Sincerely,


                                    ANTHONY R. PASQUINELLI
                                    Chairman



                                    JOHN D. VAN WINKLE
                                    President and Chief Executive Officer



     THE REQUIRED VOTE OF THE BEVERLY SHAREHOLDERS IS BASED UPON THE TOTAL NUMBER OF OUTSTANDING SHARES OF BEVERLY COMMON STOCK, AND NOT UPON THE NUMBER OF SHARES WHICH ARE ACTUALLY VOTED. THE FAILURE TO SUBMIT A PROXY CARD OR TO VOTE IN PERSON AT THE BEVERLY SPECIAL MEETING, OR THE ABSTENTION FROM VOTING BY A SHAREHOLDER, WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THE MERGER AGREEMENT AND THE MERGER.

                         Beverly Bancorporation, Inc.
                      16345 South Harlem Avenue, Suite 3E
                          Tinley Park, Illinois 60477
                                (708) 614-5070
                              ___________________

                         NOTICE OF SPECIAL MEETING OF
                          SHAREHOLDERS TO BE HELD ON
                                 JUNE __, 1998
                              ___________________

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the "Beverly Special Meeting") of Beverly Bancorporation, Inc. ("Beverly") will be held on June __, 1998, at ____ a.m. at _______ for the following purposes:

          1. To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of March 15, 1998 (the "Merger Agreement"), between St. Paul Bancorp, Inc. ("St. Paul"), and Beverly, and the merger provided for therein. As more fully described in the accompanying Joint Proxy Statement/ Prospectus, the Merger Agreement provides for Beverly to be merged with and into St. Paul (the "Merger"). As part of the Merger, each of the outstanding shares of Beverly common stock, par value $0.01 per share ("Beverly Common Stock"), will be converted into the right to receive 1.0630 shares of St. Paul common stock, par value $0.01 per share. Cash will be paid in lieu of fractional shares. Under certain circumstances involving a decrease to below $21.25 (as reduced to reflect changes in an index of stock prices of certain other financial institution holding companies) in the per share price of St. Paul Common Stock, the Merger Agreement may be terminated by Beverly, unless St. Paul determines to increase the exchange ratio.

          2. To transact such other business as may properly come before the Beverly Special Meeting, or any adjournments or postponements thereof, including, without limitation, a motion to adjourn the Beverly Special Meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the Merger Agreement and the Merger provided for therein or otherwise.

     The Board of Directors of Beverly has fixed the close of business on May __, 1998 as the record date for the determination of shareholders of Beverly entitled to notice of and to vote at the Beverly Special Meeting. Only holders of record of the Beverly Common Stock at the close of business on that date will be entitled to notice of and to vote at the Beverly Special Meeting or any adjournments or postponements thereof.

By Order of the Board of Directors


ANTHONY R. PASQUINELLI                    JOHN D. VAN WINKLE
Chairman                                  President and Chief Executive Officer


Tinley Park, Illinois
May __, 1998

     WE URGE YOU TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. YOUR PROXY MAY BE REVOKED IN THE MANNER DESCRIBED IN THE

ACCOMPANYING PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE IT IS VOTED AT THE SPECIAL MEETING.

St. Paul Bancorp, Inc.
6700 West North Avenue
Chicago, Illinois  60707
(773) 622-5000


                                                                    May __, 1998

To the Shareholders of
St. Paul Bancorp, Inc.:

     You are cordially invited to attend a special meeting of shareholders (the "St. Paul Special Meeting") of St. Paul Bancorp, Inc. ("St. Paul") to be held on June __, 1998 at ___ a.m. at _____.

     As described in the enclosed Joint Proxy Statement/Prospectus, the St. Paul Special Meeting has been called for the following purposes: (1) to consider and vote upon a proposed amendment to St. Paul's Certificate of Incorporation to increase the authorized number of shares of St. Paul common stock, par value $0.01 per share ("St. Paul Common Stock"), from 40,000,000 to 80,000,000 shares (the "Certificate Amendment"); and (2) to consider and vote upon a proposal to authorize the issuance of St. Paul Common Stock (the "Share Issuance"), to holders of Beverly Bancorporation, Inc. ("Beverly") common stock, par value $0.01 per share ("Beverly Common Stock"), in connection with the merger of Beverly with and into St. Paul (the "Merger"). As described in the enclosed Joint Proxy Statement/Prospectus, pursuant to an Agreement and Plan of Merger, dated as of March 15, 1998 (the "Merger Agreement"), by and between St. Paul and Beverly, upon the Merger each outstanding share of Beverly Common Stock will be converted into the right to receive 1.0630 shares of St. Paul Common Stock. Cash will be paid in lieu of fractional shares. Under certain circumstances involving a decrease to below $21.25 (as reduced to reflect changes in an index of stock prices of certain other financial institution holding companies) in the per share price of St. Paul Common Stock, the Merger Agreement may be terminated by Beverly, unless St. Paul determines to increase the exchange ratio. Based on the 5,777,567 outstanding shares of Beverly Common Stock on May __, 1998, a total of approximately 6,141,554 shares of St. Paul Common Stock will be issued in the Merger and options to purchase up to 560,976 shares of St. Paul Common Stock will be issued to holders of Beverly stock options.

     The merger of Beverly Bank into St. Paul Bank is expected to broaden St. Paul's existing operations in Chicago's south and southwest suburban areas, and the greater Chicago area as a whole. The expanded operations of St. Paul will include Beverly Bank's commercial banking and lending businesses, as well as Beverly's trust business. The addition of Beverly Trust Company is expected to strengthen St. Paul's franchise by expanding St. Paul's ability to address the financial needs of its consumer and business banking customers. The combination of Beverly's commercial banking and trust businesses with St. Paul's banking and related financial services is expected to present opportunity for expansion of each company's operations into the customer base of the other.

     Each share of St. Paul Common Stock will entitle its holder to one vote. Consummation of St. Paul's acquisition of Beverly is subject to certain conditions, including shareholder approval of the Certificate Amendment and the Share Issuance, as well as the receipt of Beverly shareholder approval and certain regulatory approvals. The Certificate Amendment and the Share Issuance must be approved so that St. Paul will have both enough shares to issue in the Merger and authority to issue such shares in the Merger.

     Merrill Lynch & Company ("Merrill Lynch"), the financial advisor of St. Paul in connection with the Merger, has delivered its opinion to the Board of Directors of St. Paul that the exchange ratio in the Merger is fair, from a financial point of view, to the holders of St. Paul Common Stock. The written opinion of Merrill Lynch is reproduced in full as Appendix B to the accompanying Joint Proxy Statement/Prospectus.

     Your Board of Directors approved and recommends that you vote "FOR" approval of the Certificate Amendment and the Share Issuance.

     You are urged to carefully read the Joint Proxy Statement/Prospectus, which provides you with a description of the terms of the Merger. A copy of the Merger Agreement (including each of the exhibits thereto) and the other documents described in the accompanying Joint Proxy Statement/Prospectus will be provided without charge upon oral or written request to Clifford M. Sladnick, Senior Vice President, General Counsel and Secretary of St. Paul, 6700 West North Avenue, Chicago, Illinois 60707, telephone (773) 804-2282. It is very important that your shares be represented at the St. Paul Special Meeting. Whether or not you plan to attend the St. Paul Special Meeting, you are requested to complete, date and sign the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope. Failure to return a properly executed proxy card or to vote at the St. Paul Special Meeting will have the same effect as a vote against the Certificate Amendment and will cause your shares of St. Paul Common Stock to be counted as absent for purposes of determining the presence of a quorum.

                                       Sincerely,


                                       JOSEPH C. SCULLY
                                       Chairman & Chief Executive Officer



     THE REQUIRED VOTE OF THE ST. PAUL SHAREHOLDERS WITH RESPECT TO THE CERTIFICATE AMENDMENT IS BASED UPON THE TOTAL NUMBER OF OUTSTANDING SHARES OF ST. PAUL COMMON STOCK AND NOT UPON THE NUMBER OF SHARES WHICH ARE ACTUALLY VOTED. THE FAILURE TO SUBMIT A PROXY CARD OR TO VOTE IN PERSON AT THE ST. PAUL SPECIAL MEETING OR THE ABSTENTION FROM VOTING BY A SHAREHOLDER WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THE CERTIFICATE AMENDMENT. THE REQUIRED VOTE OF THE ST. PAUL SHAREHOLDERS WITH RESPECT TO THE SHARE ISSUANCE IS BASED UPON THE NUMBER OF SHARES WHICH ARE ACTUALLY VOTED, BUT REQUIRES THE PRESENCE OF A QUORUM OF AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF ST. PAUL COMMON STOCK. THE FAILURE TO SUBMIT A PROXY WILL NOT COUNT AS A VOTE AGAINST THE SHARE ISSUANCE BUT WILL NOT BE

                            St. Paul Bancorp,  Inc.
                            6700 West North Avenue
                            Chicago, Illinois 60707

                              -------------------

                         NOTICE OF SPECIAL MEETING OF
                          SHAREHOLDERS TO BE HELD ON
                                 JUNE __, 1998

                              -------------------

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the "St. Paul Special Meeting") of St. Paul Bancorp, Inc. ("St. Paul") will be held on June __ at ___ a.m. at _______ for the following purposes:

     1. To consider and vote upon a proposed amendment to St. Paul's Certificate of Incorporation to increase the authorized number of shares of St. Paul common stock, par value $0.01 ("St. Paul Common Stock"), from 40,000,000 to 80,000,000 shares; and

     2. To consider and vote upon a proposal to authorize the issuance of St. Paul Common Stock to the current holders of Beverly Bancorporation, Inc. common stock, par value $0.01, in connection with St. Paul's acquisition of Beverly.

     The Board of Directors of St. Paul has fixed the close of business on May __, 1998 as the record date for the determination of shareholders of St. Paul entitled to notice of and to vote at the St. Paul Special Meeting. Only holders of record of St. Paul Common Stock at the close of business on that date will be entitled to notice of and to vote at the St. Paul Special Meeting or any adjournments or postponements thereof.


                                             By Order of the Board of Directors



                                             JOSEPH C. SCULLY
                                             Chairman & Chief Executive Officer


Chicago, Illinois
May __, 1998


WE URGE YOU TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. YOUR PROXY MAY BE REVOKED IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE IT IS VOTED AT THE SPECIAL MEETING.

ST. PAUL BANCORP, INC.                       BEVERLY BANCORPORATION, INC.
6700 West North Avenue                       16345 South Harlem Avenue, Suite 3E
Chicago, Illinois 60707                      Tinley Park, Illinois 60477


                         BEVERLY BANCORPORATION, INC.
                                PROXY STATEMENT

                             --------------------

                            ST. PAUL BANCORP, INC.
                          PROXY STATEMENT/PROSPECTUS

                             --------------------

     This Joint Proxy Statement/Prospectus is being furnished to shareholders of Beverly Bancorporation, Inc. ("Beverly"). It relates to the special meeting of shareholders of Beverly (the "Beverly Special Meeting") to be held on June __, 1998, at ____ a.m. at ________, and to any adjournments or postponements of the Beverly Special Meeting. This Joint Proxy Statement/Prospectus is first being mailed to shareholders of Beverly on or about May __, 1998.

     This Joint Proxy Statement/Prospectus is also being furnished to shareholders of St. Paul Bancorporation, Inc. ("St. Paul"). It relates to the special meeting of shareholders of St. Paul (the "St. Paul Special Meeting") to be held on June __, 1998, at ____ a.m. at ________, and to any adjournments or postponements of the St. Paul Special Meeting. This Joint Proxy Statement/Prospectus is first being mailed to shareholders of St. Paul on or about May __, 1998.

     At the Beverly Special Meeting, the principal item of business will be to consider and vote upon the approval and adoption of the Agreement and Plan of Merger, dated as of March 15, 1998 (the "Merger Agreement"), by and between St. Paul and Beverly and the merger provided for therein (the "Merger"). At the St. Paul Special Meeting, the St. Paul shareholders will be asked to approve, in separate votes, an amendment to the Certificate of Incorporation of St. Paul that would increase the maximum number of authorized shares of St. Paul common stock, par value $0.01 per share (the "St. Paul Common Stock"), from 40,000,000 to 80,000,000 shares (the "Certificate Amendment") and approve the issuance of St. Paul Common Stock in connection with the Merger (the "Share Issuance"). Approvals of the Certificate Amendment and the Share Issuance are conditions to the Merger.

     The Merger Agreement provides for Beverly to be acquired by St. Paul through a merger of Beverly with and into St. Paul. As part of the Merger (except as described below), each issued and outstanding share of Beverly common stock, par value $0.01 per share ("Beverly Common Stock"), will be converted into the right to receive 1.0630 shares of St. Paul Common Stock (the "Exchange Ratio"). Based on the 5,777,567 outstanding shares of Beverly Common Stock on May __, 1998, a total of approximately 6,141,554 shares of St. Paul Common Stock will be issued in the Merger. Cash will be paid in lieu of fractional shares. The Merger Agreement also provides that each outstanding stock option to purchase Beverly Common Stock (527,728 options as of May __, 1998) will be converted into the right to receive options to purchase 1.0630 shares of St. Paul Common Stock (a total of 560,976 shares).

     If, after certain regulatory approvals are obtained, the per share price of St. Paul Common Stock falls below the lesser of $21.25 or $21.25 reduced for changes in an index of stock prices of certain other financial institution holding companies, the Merger Agreement may be terminated by Beverly (subject to the right of St. Paul to increase the number of shares of St. Paul Common Stock it would issue to Beverly shareholders). See "THE MERGER." In connection with the Merger Agreement, Beverly has granted St. Paul an irrevocable option (the "Option") to purchase up to 1,155,512 newly issued shares of Beverly Common Stock at a purchase price of $21.82 per share (which price is subject to adjustment) upon the occurrence of certain events.

     The Merger is subject to various conditions, including approval of the Certificate Amendment and the Share Issuance by holders of St. Paul Common Stock, approval of the Merger and the Merger Agreement by Beverly shareholders and approvals of regulatory authorities.

Beverly and St. Paul expect that the Merger will be consummated in the Summer of 1998, or as soon as possible after the receipt of all regulatory and shareholder approvals and the expiration of all regulatory waiting periods. If the Merger is not consummated by December 31, 1998, the Merger Agreement may be terminated by either party, subject to certain exceptions. For a more detailed description of the Merger and the Option, see "THE MERGER."

     This Joint Proxy Statement/Prospectus also constitutes a prospectus of St. Paul with respect to 6,702,530 shares of St. Paul Common Stock (6,141,554 shares, plus 560,976 shares underlying options) subject to adjustment, and subject to issuance in connection with the merger of Beverly with and into St. Paul pursuant to the Merger Agreement.

     THE ST. PAUL COMMON STOCK HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), ANY STATE SECURITIES COMMISSION, THE OFFICE OF THRIFT SUPERVISION ("OTS"), OR THE FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC"), NOR HAS THE SEC, ANY STATE SECURITIES COMMISSION, THE OTS OR THE FDIC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SHARES OF ST. PAUL COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED BY THE FDIC, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND ("SAIF") OR ANY OTHER GOVERNMENTAL AGENCY.

     The information set forth in this Joint Proxy Statement/Prospectus concerning Beverly has been furnished by Beverly. The information concerning St. Paul has been furnished by St. Paul. The descriptions of the Merger Agreement, the Option Agreement and the Stockholder Agreement (as defined below) and other documents in this Joint Proxy Statement/Prospectus are summaries which are qualified in their entirety by reference to the text of those documents, which are incorporated herein by reference, copies of which will be provided without charge upon written or oral request addressed to Clifford M. Sladnick, Senior Vice President, General Counsel and Secretary of St. Paul, telephone (773) 804-2282.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/ PROSPECTUS, OR INCORPORATED BY REFERENCE HEREIN, IN CONNECTION WITH THE SOLICITATION OF PROXIES BY BEVERLY OR ST. PAUL OR THE OFFERING OF ST. PAUL COMMON STOCK MADE HEREBY, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BEVERLY OR ST. PAUL. THIS JOINT PROXY STATEMENT/ PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY ST. PAUL COMMON STOCK OFFERED BY THIS JOINT PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/ PROSPECTUS NOR ANY DISTRIBUTION OF THE ST. PAUL COMMON STOCK OFFERED PURSUANT TO THIS JOINT PROXY STATEMENT/PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BEVERLY OR ST. PAUL OR THE INFORMATION HEREIN OR THE DOCUMENTS OR REPORTS INCORPORATED BY REFERENCE SINCE THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS.


                             ---------------------

      The date of this Joint Proxy Statement/Prospectus is May __, 1998.

                             AVAILABLE INFORMATION


     Beverly and St. Paul are both subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and in accordance therewith file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, such reports, proxy statements and other information filed by Beverly and St. Paul may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611 and 7 World Trade Center, Suite 1300, New York, New York 10048. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC's Web site is http://www.sec.gov. St. Paul Common Stock and Beverly Common Stock are traded on The Nasdaq Stock Market National Tier (the "Nasdaq Stock Market"). Reports, proxy statements and other information concerning St. Paul and Beverly can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     St. Paul has filed with the SEC a Registration Statement, part of which contains this Joint Proxy Statement/Prospectus on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the St. Paul Common Stock to be issued to the shareholders of Beverly in connection with the Merger. As permitted by the rules and regulations of the SEC, this Joint Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement. Such additional information may be obtained from the SEC's principal office in Washington, D.C. as set forth above. Statements contained in this Joint Proxy Statement/Prospectus or in any document incorporated by reference herein as to the contents of any contract or other document are not necessarily complete and, in each instance where such contract or document is filed as an exhibit to the Registration Statement, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

              INFORMATION DELIVERED AND INCORPORATED BY REFERENCE

     The following documents filed by Beverly with the SEC (SEC File No. 0-4707) under the Exchange Act are hereby incorporated in this Joint Proxy Statement/Prospectus by reference: Form 8-K for the event on March 15, 1998; and Beverly's Annual Report on Form 10-K for the year ended December 31, 1997, as amended.

     The following documents filed by St. Paul with the SEC (File No. 0-15580) under the Exchange Act are hereby incorporated in this Joint Proxy Statement/Prospectus by reference: Forms 8-K for the events on March 15 and March 16, 1998; and St. Paul's Annual Report on Form 10-K for the year ended December 31, 1997.

     All documents filed by Beverly or St. Paul pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the date of the Special Meetings shall be deemed to be incorporated by reference in this Joint Proxy Statement/Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus. St. Paul will provide without charge to each person, including any beneficial owner to whom a copy of this Joint Proxy Statement/Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference and not delivered herewith (not including exhibits to the information incorporated by reference unless such exhibits are specifically incorporated by reference into the text of such documents).

     This Joint Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents relating to St. Paul are available upon request from: Clifford M. Sladnick, Senior Vice President, General Counsel and Secretary, St. Paul Bancorp, Inc., 6700 West North Avenue, Chicago, Illinois 60707; telephone (773) 804-2282. Such documents relating to Beverly are available upon request from: Jeffrey M. Voss, Executive Vice President and Chief Financial Officer, Beverly Bancorporation, Inc., 16345 South Harlem Avenue, Suite 3E, Tinley Park, Illinois 60477; telephone (708) 614-5070. In order to ensure timely delivery of the documents, any request should be made as soon as possible, but no later than _____, 1998.

                   CAUTIONARY STATEMENTS FOR PURPOSES OF THE

               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     THIS JOINT PROXY STATEMENT/PROSPECTUS CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF ST. PAUL, BEVERLY AND THE COMBINED COMPANY FOLLOWING THE CONSUMMATION OF THE MERGER, INCLUDING STATEMENTS RELATING TO THE COST SAVINGS AND OTHER BUSINESS ENHANCEMENTS THAT ARE EXPECTED TO BE REALIZED FROM THE MERGER AND THE EXPECTED IMPACT OF THE MERGER ON ST. PAUL'S FINANCIAL PERFORMANCE (SEE "THE MERGER -- RECOMMENDATION OF THE ST. PAUL BOARD OF DIRECTORS AND REASONS FOR THE MERGER" AND "-- RECOMMENDATION OF THE BEVERLY BOARD OF DIRECTORS AND REASONS FOR THE MERGER," "-- OPINION OF ST. PAUL'S FINANCIAL ADVISOR," "-- OPINION OF BEVERLY'S FINANCIAL ADVISOR" AND "MANAGEMENT AND OPERATIONS AFTER THE MERGER." THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH HEREIN. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (1) EXPECTED COST SAVINGS FROM THE MERGER CANNOT BE FULLY REALIZED OR REALIZED WITHIN THE EXPECTED TIME FRAME; (2) REVENUES FOLLOWING THE MERGER ARE LOWER THAN EXPECTED; (3) COMPETITIVE PRESSURES AMONG DEPOSITORY INSTITUTIONS INCREASE SIGNIFICANTLY; (4) COSTS DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF ST. PAUL AND BEVERLY ARE GREATER THAN EXPECTED; (5) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE INTEREST MARGINS;
(6) GENERAL ECONOMIC AND CREDIT CONDITIONS, EITHER NATIONALLY OR IN THE REGION IN WHICH THE COMBINED COMPANY WILL BE DOING BUSINESS, ARE LESS FAVORABLE THAN EXPECTED; AND (7) LEGISLATION OR REGULATORY CHANGES ADVERSELY AFFECT THE BUSINESS IN WHICH THE COMBINED COMPANY WOULD BE ENGAGED.

                               TABLE OF CONTENTS

                                                                                  Page
                                                                                  ----
Merger Summary...................................................................   1
   The Parties...................................................................   1
   The Merger....................................................................   2
   Summary Financial and Other Data..............................................   9

The St. Paul Special Meeting.....................................................  15
   General.......................................................................  15
   Matters to be Considered......................................................  15
   Record Date and Voting........................................................  15
   Vote Required; Revocability of Proxies........................................  15
   Solicitation of Proxies.......................................................  16

The Beverly Special Meeting......................................................  16
   Matters to be Considered......................................................  16
   Record Date and Voting........................................................  16
   Vote Required; Revocability of Proxies........................................  17
   Solicitation of Proxies.......................................................  18

The Merger.......................................................................  19
   The Parties...................................................................  19
   Background of the Merger......................................................  20
   Purpose and Effects of the Merger.............................................  22
   Recommendation of the St. Paul Board of Directors and Reasons for the Merger..  23
   Recommendation of the Beverly Board of Directors and Reasons for the Merger...  24
   Opinion of St. Paul's Financial Advisor.......................................  26
   Opinion of Beverly's Financial Advisor........................................  31
   Structure.....................................................................  37
   Exchange Ratio................................................................  37
   Conversion of Beverly Stock Options...........................................  39
   Regulatory Approvals..........................................................  39
   Conditions to the Merger......................................................  40
   Conduct of Business Pending The Merger........................................  42
   Expenses......................................................................  44
   Representations and Warranties................................................  44
   Compensation and Benefits.....................................................  44
   Other Agreements..............................................................  45
   Termination and Amendment of the Merger Agreement.............................  45
   Tax Treatment.................................................................  48
   Accounting Treatment..........................................................  48
   Resales of St. Paul Common Stock Received in the Merger.......................  49
   Interests of Certain Persons in the Merger -- Arrangements with and Payments to Beverly Directors and Executive Officers.................................  49
   Option Agreement..............................................................  50

Pro Forma Combined Financial Statements..........................................  52
   Notes to Pro Forma Combined Financial Statements..............................  57

Certain Federal Income Tax Consequences..........................................  58

Market Prices and Dividends......................................................  59
   St. Paul Common Stock.........................................................  59
   Beverly Common Stock..........................................................  60

   Beverly Common Stock..........................................................  60

Description of St. Paul Capital Stock and Comparison of Shareholder Rights......   60
   St. Paul Common Stock.........................................................  60
   St. Paul Preferred Stock......................................................  61
   Certificate of Incorporation and Bylaw Provisions.............................  61

The Certificate Amendment........................................................  66

Adjournment of the Special Meeting..............................................   68

Shareholder Proposals...........................................................   68

Other Matters...................................................................   68

Experts.........................................................................   68

Legal Matters...................................................................   69

Appendix A  -  Opinion of McDonald & Company Securities, Inc.
Appendix B  -  Opinion of Merrill Lynch & Co.

                                MERGER SUMMARY


     The following is a brief summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus. This summary is not intended to be a complete description and is qualified in its entirety by reference to the more detailed information contained elsewhere in this Joint Proxy Statement/Prospectus. Shareholders of St. Paul and Beverly are urged before voting to give careful consideration to all of the information contained in or incorporated by reference into this Joint Proxy Statement/Prospectus.

The Parties

     St. Paul. St. Paul is a Delaware corporation and the holding company of St. Paul Federal Bank For Savings ("St. Paul Bank"), its wholly owned federal savings bank subsidiary, both of which are headquartered in Chicago, Illinois. Deposits at St. Paul Bank are FDIC insured. St. Paul Bank is the largest independent savings institution in the State of Illinois. Through St. Paul Bank, St. Paul provides a variety of checking and savings deposit products, and single-family, consumer and income-producing property loan products through 53 Chicago-area branches, 17 of which operate in high-volume grocery superstores. St. Paul also operates a network of 500 automated teller machines ("ATMs") in its market. In addition to its banking and related operations, St. Paul also operates other financial services subsidiaries. Serve Corps Mortgage Corporation ("Serve Corps") is a residential mortgage broker acquired by St. Paul in 1998. Investment Network, Inc. ("INI") is a discount brokerage operation, offering a full range of investment products including mutual funds, equities and bonds. Annuity Network, Inc. ("ANI") offers a variety of annuity products and SPF Insurance Agency ("SPF Insurance") is an independent insurance agent, offering a full range of insurance products including homeowners, automobile, recreational vehicles/boats, umbrella liability, life/health, disability income, and business and commercial lines for business owners. Through St. Paul Financial Development Corp. ("SPF Development"), the Company engages in real estate development projects.

     At December 31, 1997, St. Paul had total consolidated assets of $4.6 billion, total deposits of $3.3 billion, and shareholders' equity of $417.9 million, or 9.17% of total assets. St. Paul Common Stock is quoted on The Nasdaq Stock Market under the symbol "SPBC". The address of St. Paul's principal executive offices is St. Paul Bancorp, Inc., 6700 West North Avenue, Chicago, Illinois 60707 and its telephone number is (773) 622-5000. See "THE MERGER -- The Parties."

     Beverly. Beverly is a Delaware corporation and the holding company of Beverly National Bank ("Beverly Bank"), its wholly owned national bank subsidiary, and Beverly Trust Company, an Illinois state-chartered trust company. Beverly is headquartered in Tinley Park, Illinois. Deposits at Beverly Bank are FDIC insured. Through Beverly Bank, Beverly is engaged primarily in the business of attracting deposits from the public and using such deposits, with other funds, to make various types of loans and investments. In addition to traditional consumer banking products and services, Beverly Bank offers commercial banking services, including deposit and lending products. Beverly currently serves customers from 12 locations located in the Chicago area. Its principal market encompasses Chicago and the south and southwest portions of the Chicago metropolitan area. Beverly Trust Company provides a wide array of trust services for individuals and corporations, including asset management primarily of personal living trusts and corporate employee benefit plans, and including administration of land trusts.

     At December 31, 1997, Beverly had total consolidated assets of $669.2 million, total deposits of $590.1 million, and shareholders' equity of $68.4 million, or 10.22% of total assets. Beverly Common Stock is quoted on The Nasdaq Stock Market under the symbol "BEVB". The address of Beverly's principal executive offices is 16345 South Harlem Avenue, Suite 3E, Chicago, Illinois 60477, and its telephone number is (708) 614-5070. See "THE MERGER -- The Parties."

The Merger

     General. The Merger Agreement provides for the Merger of Beverly with and into St. Paul, with St. Paul as the surviving corporation (the "Surviving Corporation"). Immediately after the consummation of the Merger, St. Paul intends that Beverly Bank will be merged with and into St. Paul Bank ("the "Bank Merger"), with St. Paul Bank as the surviving institution. Beverly Trust Company will become a wholly owned subsidiary of St. Paul and change its name to "St. Paul Trust Company." As a result of the Merger, St. Paul will remain a savings association holding company, which means that, among other things, it will be able to continue to engage in non-banking activities such as insurance and annuity sales, and real estate development, and it will not be subject to bank holding company regulatory capital requirements. St. Paul Bank will remain headquartered in Chicago, Illinois as an FDIC insured federally chartered savings bank.

     At the Effective Time (as defined below) of the Merger, except as discussed below, each outstanding share of Beverly Common Stock will be converted into the right to receive 1.0630 shares of St. Paul Common Stock (the "Exchange Ratio"). Cash will be paid in lieu of fractional shares. Shares of Beverly Common Stock held as treasury stock or held, directly or indirectly, by St. Paul, Beverly or any of their subsidiaries (other than shares held in a fiduciary capacity ("Trust Account Shares") or in respect of a debt previously contracted ("DPC Shares")) will be canceled. See "THE MERGER -- Exchange Ratio."

     The assets and business of Beverly Bank's banking offices will broaden St. Paul's existing operations in Chicago's south and southwest suburban areas and the greater Chicago area as a whole where St. Paul currently has 53 banking offices. The expanded operations of St. Paul will include Beverly Bank's commercial banking and lending businesses, as well as Beverly's trust business. The addition of Beverly Trust Company's trust offices will strengthen St. Paul's franchise by expanding St. Paul's ability to address the financial needs of its consumer and business banking customers. The combination of Beverly's commercial and trust businesses with St. Paul's banking and related financial services is expected to present opportunity for expansion of each company's operations into the customer base of the other. St. Paul expects to achieve reductions in the current operating expenses of Beverly Bank upon the consolidation of Beverly Bank's operations into St. Paul Bank, which could result in the closing of certain of Beverly Bank's or St. Paul's existing banking offices as well as certain reductions in administrative and support personnel.

     Beverly and St. Paul expect that the Merger will be consummated in the Summer of 1998, or as soon as possible after the receipt of all regulatory and shareholder approvals and the expiration of all regulatory waiting periods. See "THE MERGER -- Structure."

     Exchange Ratio. At the Effective Time, except as discussed below, each issued and outstanding share of Beverly Common Stock will be converted automatically at the 1.0630 Exchange Ratio into the right to receive St. Paul Common Stock. Cash will be paid in lieu of fractional shares. Shares held as treasury stock or held directly or indirectly by Beverly, St. Paul or any of their subsidiaries (other than Trust Account Shares or DPC Shares) shall be canceled. The Exchange Ratio is subject to customary antidilution adjustments and may be adjusted upward at St. Paul's option in connection with the exercise by Beverly of certain termination rights under specified circumstances if the per share market price of St. Paul Common Stock falls below $21.25 (as reduced to reflect changes in an index of stock prices of certain other financial institution holding companies). See "THE MERGER -- Termination and Amendment of the Merger Agreement." Because the market price of St. Paul Common Stock is subject to fluctuation and the Exchange Ratio is fixed, the market value of the shares of St. Paul Common Stock that Beverly shareholders will receive in the Merger may materially increase or decrease prior to the Merger. No assurance can be given as to the market price of St. Paul Common Stock at the time of the Merger. See "MARKET PRICES AND DIVIDENDS" and "THE MERGER -- Exchange Ratio."

     Options. As of the Beverly Record Date (defined below), there were outstanding Beverly Options (as defined below) to purchase 527,728 shares of Beverly Common Stock, at an average exercise price of $___ per share. Under the Merger Agreement, shares of Beverly Common Stock issued prior to consummation of the Merger upon the exercise of outstanding Beverly Options will be converted into St. Paul Common Stock at the Exchange Ratio, and each Beverly Option that is not exercised immediately prior to the Effective Time will be converted automatically into an option to purchase shares of St. Paul Common Stock, with adjustment in the number of shares and exercise price to reflect the Exchange Ratio. See "THE MERGER -- Options."

     The St. Paul Special Meeting. The St. Paul Special Meeting will be held on June __, 1998 at ____ a.m. at _____, at which time St. Paul shareholders of record at the close of business on the St. Paul Record Date (defined below) will be asked to consider and vote upon: (i) a proposal to approve and adopt the Certificate Amendment; (ii) a proposal to authorize the Share Issuance; and
(iii) such other matters as may be properly brought before the St. Paul Special Meeting. Approval of each of the Certificate Amendment and the Share Issuance by St. Paul stockholders is a condition to the Merger. The affirmative vote of the holders of a majority of the issued and outstanding shares of St. Paul Common Stock entitled to vote at the St. Paul Special Meeting is required to approve and adopt the Certificate Amendment. The affirmative vote of the holders of a majority of the St. Paul Common Stock represented, either in person or by proxy, and entitled to vote at the St. Paul Special Meeting is required to approve and adopt the Share Issuance in connection with the Merger, provided that a quorum of at least a majority of the outstanding shares of St. Paul Common Stock is represented, either in person or by proxy, and voting.

     Directors and executive officers of St. Paul beneficially owned as of the St. Paul Record Date an aggregate of ____ shares of St. Paul Common Stock, or approximately ___% of the shares of St. Paul Common Stock entitled to vote at the St. Paul Special Meeting. It is expected that each such director and executive officer of St. Paul will vote his or her shares of St. Paul Common Stock for approval of the Certificate Amendment and the Share Issuance. In addition, as of the St. Paul Record Date, Beverly owned 1,000 shares of St. Paul Common Stock and as of such date directors and executive officers of Beverly beneficially owned an aggregate of 1,125 shares of St. Paul Common Stock, or significantly less than one percent of the shares of St. Paul Common Stock entitled to vote at the St. Paul Special Meeting. Also as of the St. Paul Record Date, the banking and trust affiliates of Beverly held less than ___ percent of the outstanding shares of St. Paul Common Stock in a fiduciary capacity. See "THE ST. PAUL SPECIAL MEETING."

     The Board of Directors of St. Paul believes that the terms of the Merger Agreement and the Share Issuance are fair to, and in the best interests of, St. Paul and its shareholders, and that the Certificate Amendment is in the best interests of St. Paul and its shareholders. The Board of Directors of St. Paul approved the Merger Agreement, the Merger, the Share Issuance and the Certificate Amendment and recommends that holders of St. Paul Common Stock vote "FOR" approval and adoption of the Share Issuance and the Certificate Amendment. For a discussion of the factors considered by the Board of Directors in reaching its decision, see "THE MERGER -- Background of the Merger" and "-- Recommendation of the St. Paul Board of Directors and Reasons for the Merger."

     The Beverly Special Meeting. The Beverly Special Meeting will be held on June __, 1998 at __ a.m. at ____ at which time the holders of record of Beverly Common Stock at the close of business on the Beverly Record Date will be asked to consider and vote upon: (i) a proposal to approve and adopt the Merger Agreement and the Merger provided for therein, and (ii) such other matters as may properly be brought before the Beverly Special Meeting or any adjournments or postponements thereof. The affirmative vote of the holders of a majority of the issued and outstanding shares of Beverly Common Stock entitled to vote at the Beverly Special Meeting is required to approve and adopt the Merger Agreement and the Merger provided for therein.

     All of the directors and executive officers of Beverly, who beneficially owned as of the Beverly Record Date an aggregate of ____ shares of Beverly Common Stock (excluding all Beverly

Options) or approximately ___% of the outstanding shares of Beverly Common Stock, have entered into a stockholder agreement with St. Paul (the "Stockholder Agreement"), pursuant to which they have each agreed, among other things, to certain transfer restrictions and to vote all shares of Beverly Common Stock with respect to which they have the right to vote in favor of the Merger Agreement, and the other transactions contemplated by the Merger Agreement and against any third party merger proposal. No separate consideration was paid to any of the directors or executive officers for entering into the Stockholder Agreement. St. Paul required that the Stockholder Agreement be executed as a condition to St. Paul entering into the Merger Agreement. See "THE BEVERLY SPECIAL MEETING."

     The Board of Directors of Beverly believes that the terms of the Merger Agreement are fair to, and in the best interests of, Beverly and its shareholders. The Board of Directors of Beverly approved the Merger Agreement and the Merger and recommends that holders of Beverly Common Stock vote "FOR" approval and adoption of the Merger Agreement and the Merger. For a discussion of the factors considered by the Board of Directors in reaching its decision, see "THE MERGER -- Background of the Merger" and "-- Recommendation of the Beverly Board of Directors and Reasons for the Merger."

     Opinion of St. Paul's Financial Advisor. On March 13, 1998, Merrill Lynch & Co. ("Merrill Lynch") advised the Board of Directors of St. Paul that the Exchange Ratio is fair, from a financial point of view, to the shareholders of St. Paul. Merrill Lynch confirmed its opinion in writing as of March 15, 1998. The written opinion of Merrill Lynch describes the matters considered and the scope of the review undertaken in rendering such opinion. Merrill Lynch's opinion and presentations to the St. Paul Board of Directors, together with a review by the St. Paul Board of the assumptions used by Merrill Lynch, were among the factors considered by the St. Paul Board in reaching its determination to approve the Merger Agreement, the Share Issuance and the Merger. See "THE MERGER -- Opinion of St. Paul Financial Advisor." A copy of Merrill Lynch's opinion letter dated March 15, 1998 is attached as Appendix B to this Joint Proxy Statement/Prospectus and should be read by St. Paul shareholders in its entirety.

     Opinion of Beverly's Financial Advisor. On March 15, 1998, McDonald & Company Securities, Inc. ("McDonald") delivered its opinion to the Board of Directors of Beverly that the Exchange Ratio is fair, from a financial point of view, to the shareholders of Beverly. McDonald's opinion describes the matters considered and the scope of the review undertaken in rendering such opinion. McDonald's opinion and presentations to the Beverly Board of Directors, together with a review by the Beverly Board of the assumptions used by McDonald, were among the factors considered by the Beverly Board in reaching its determination to approve the Merger Agreement and the Merger. See "THE MERGER -- Opinion of Beverly Financial Advisor." A copy of McDonald's opinion letter dated March 15, 1998 is attached as Appendix A to this Proxy Statement/Prospectus and should be read by Beverly shareholders in its entirety.

     Regulatory Approvals. Consummation of the Merger is conditioned upon receipt of regulatory approvals ("Required Regulatory Approvals") of the Office of the Commissioner of Banks and Real Estate of the State of Illinois (the "Illinois Commissioner") and the OTS, as well as the approval or waiver of application requirements of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Applications as to such approvals of the Illinois Commissioner and the OTS will be filed, and a waiver from the Federal Reserve Board will be requested. No other regulatory approvals are required to effect the Merger pursuant to the Merger Agreement. Neither Beverly nor St. Paul is aware of any reason why all Required Regulatory Approvals should not be obtained. See "THE MERGER -- Regulatory Approvals."

     Accounting Treatment. The Merger is intended to qualify as a "pooling-of-interests" for accounting and financial reporting purposes. Consummation of the Merger is conditioned upon receipt by St. Paul of letters from each of its and Beverly's respective independent public accountants stating their respective opinions that the Merger so qualifies. See "THE MERGER -- Accounting Treatment."

     Federal Income Tax Consequences. It is intended that the Merger will qualify as a tax-free reorganization for federal income tax purposes and that Beverly shareholders generally should not recognize gain or loss for federal income tax purposes as a result of exchanging their Beverly Common Stock for the St. Paul Common Stock issued in the Merger. See "THE MERGER -- Certain Federal Income Tax Consequences."

     Absence of Dissenters' Appraisal Rights. Neither the holders of St. Paul Common Stock nor Beverly Common Stock have dissenters' rights in connection with the Merger.

     Effective Time. The Merger will become effective on the date and time set forth in the certificate of merger to be filed with the Secretary of State of the State of Delaware in accordance with applicable law (the "Effective Time"). The certificate of merger will be filed (i) on the fifth day after the last Required Regulatory Approval is received and all applicable waiting periods have expired, or (ii) such other time as the parties may agree. Beverly and St. Paul expect that the Merger will be consummated in the Summer of 1998, or as soon as possible after the receipt of all regulatory and shareholder approvals and the expiration of all regulatory waiting periods.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time by the mutual consent of Beverly and St. Paul and by either of them individually under certain specified circumstances, including: by Beverly if St. Paul's Common Stock price per share falls below a certain threshold and St. Paul does not increase the Exchange Ratio pursuant to a prescribed formula, and by either party if the Merger is not consummated by December 31, 1998. See "THE MERGER -- Termination and Amendment of Merger Agreement."

     Exchange of Beverly Common Stock Certificates. Upon the Effective Time, each holder of a certificate representing Beverly Common Stock issued and outstanding immediately prior to the Merger will, upon the surrender thereof (duly endorsed, if required) to St. Paul's transfer agent, Boston EquiServe, or such other bank, trust company or transfer agent as St. Paul may select (the "Exchange Agent"), be entitled to receive a certificate representing the number of whole shares of St. Paul Common Stock into which such Beverly Common Stock will have been automatically converted as part of the Merger. The Exchange Agent will mail a letter of transmittal with instructions to all holders of record of Beverly Common Stock immediately after the Effective Time for use in surrendering their certificates for Beverly Common Stock in exchange for new certificates representing St. Paul Common Stock and cash in lieu of fractional shares. CERTIFICATES SHOULD NOT BE SURRENDERED BY BEVERLY SHAREHOLDERS UNTIL THE LETTER OF TRANSMITTAL AND INSTRUCTIONS ARE RECEIVED. See "THE MERGER -- Exchange Ratio."

     The Option Agreement. As a condition of and inducement to St. Paul's entering into the Merger Agreement, St. Paul and Beverly entered into an option agreement, dated as of March 15, 1998 (the "Option Agreement"). The Option Agreement is intended to discourage persons from making alternative acquisition-related proposals for Beverly, even if such persons were prepared to offer to Beverly shareholders consideration that had a higher current market value than the consideration to be received in exchange for each share of Beverly Common Stock pursuant to the Merger Agreement.

     If the Option granted pursuant to the Option Agreement becomes exercisable, St. Paul may purchase at a price of $21.82 per share, subject to adjustment in certain circumstances, up to 1,155,512 newly issued shares of Beverly Common Stock or approximately 19.99% of the outstanding Beverly Common Stock at March 15, 1998. Pursuant to the terms of the Option Agreement, the number of shares and price per share have been adjusted to reflect a 5% stock dividend paid by Beverly on April 14, 1998 (the "Beverly Dividend"). The Option would become exercisable primarily upon the occurrence of certain events that could result in a third party acquiring control of Beverly. To the knowledge of Beverly, no event that would permit exercise of the Option has occurred as of the date hereof. If the Option becomes exercisable, St. Paul or any permitted transferee of St. Paul may, under certain circumstances, require Beverly to repurchase, for a formula price, the Option (in lieu of its exercise) or any shares of Beverly Common Stock purchased upon exercise of the Option. See "THE MERGER -- Option Agreement."

     Interests of Certain Persons in the Merger. The Merger Agreement provides that St. Paul shall amend its bylaws to increase the size of its Board of Directors by one member and invite Beverly's Chairman, Anthony R. Pasquinelli, to serve as an additional member of the Board of Directors of St. Paul upon consummation of the Merger. As a director of St. Paul, Mr Pasquinelli also will serve as a director of various St. Paul subsidiaries, and will receive fees and benefits, including the ability to participate in St. Paul's nonqualified retirement plan for non-employee directors, on the same basis as other directors. Under St. Paul's 1995 Incentive Plan, upon initial election to the Board, new directors such as Mr. Pasquinelli receive a non-qualified option to purchase 14,063 shares of St. Paul Common Stock at a per share option price equal to the fair market value of the shares on the date of grant. Under that Plan, directors also are granted, on the date of each annual meeting of shareholders, non-qualified options to purchase 2,250 shares of St. Paul Common Stock at a per share option price equal to the fair market value of the shares on the date of grant. As a director, Mr. Pasquinelli will be eligible for such grants on the date of each St. Paul annual meeting subsequent to the closing of the Merger. In addition, the members of Beverly Bank's advisory councils (none of whom are directors or officers of Beverly or Beverly Bank) serving as of the Effective Time will be invited promptly after the Effective Time to serve on advisory boards of St. Paul Bank after the Bank Merger for a period of no less than 12 months. Directors and officers of Beverly hold Beverly Options which will be converted into options to acquire St. Paul Common Stock in connection with the Merger. See "THE MERGER -- Interests of Certain Persons in the Merger."

     St. Paul has agreed to (i) indemnify the directors, officers and employees of Beverly as to certain matters, (ii) subject to the conditions set forth in the Merger Agreement, purchase for the benefit of the persons serving as executive officers and directors of Beverly immediately prior to the Effective Time directors' and officers' liability insurance ("Tail Insurance") providing coverage for a period of at least one year and (iii) use commercially reasonable efforts to purchase for these same Beverly executive officers and directors Tail Insurance for a period of one additional year. See "THE MERGER -- Indemnification."

     In addition to the provisions of the Merger Agreement, severance will be paid to employees of Beverly (including executive officers) who are not offered positions continuing after the Effective Time. The severance will equal one month's base compensation for each year of service with Beverly, with a minimum of three month's severance, and a maximum of 12 months. Beverly also will pay bonuses to certain employees, including certain executive officers, as an incentive to remain with Beverly through the Effective Time. The bonuses generally will be based on three months' base compensation, although two executive officers, Messrs. Voss and Witwicki, will receive bonuses based on nine months' base compensation. Under such severance and bonus programs, Messrs. Van Winkle, Voss and Witwicki would receive approximately $____, $____ and $____, respectively, assuming a June 30, 1998 Effective Time. After the Effective Time, Messrs. Ofenloch and Stajkowski are expected to continue as employees of St. Paul, serving as First Vice President of St. Paul Bank and President of St. Paul Trust Company, respectively. Messrs. Ofenloch and Stajkowski will receive compensation and benefits generally comparable with the compensation and benefits received by them from Beverly. Messrs. Ofenloch and Stajkowski also will be offered severance agreements in the same form as entered into by the other Senior Vice Presidents and First Vice Presidents of St. Paul and St. Paul Bank.

     Each of the St. Paul and Beverly Boards of Directors are aware of these interests and considered them, among other matters, in recommending the respective shareholder approvals necessary to effect the Merger.


     Description of St. Paul Capital Stock and Comparison of Shareholder Rights. If the Merger is consummated, the holders of Beverly Common Stock will become holders of St. Paul Common Stock. There are certain differences between the rights of St. Paul shareholders and Beverly shareholders. For a description of the capital stock of St. Paul and a summary of such differences in shareholder rights, see "DESCRIPTION OF ST. PAUL CAPITAL STOCK AND COMPARISON OF SHAREHOLDER RIGHTS."

     Market Prices of Common Stock. Both St. Paul Common Stock and Beverly Common Stock are traded on The Nasdaq Stock Market. The symbol for St. Paul Common Stock is "SPBC". The symbol for Beverly Common Stock is "BEVB".

     The following table sets forth per share closing prices of the St. Paul Common Stock and the Beverly Common Stock on The Nasdaq Stock Market as of the dates specified and the pro forma equivalent market value of the St. Paul Common Stock to be issued for the Beverly Common Stock in the Merger. See "MARKET PRICES AND DIVIDENDS."

                                                             Beverly
                          Last Reported Sale Price        Common Stock
                         ---------------------------        Pro Forma
                           St. Paul       Beverly       Equivalent Market
Date                     Common Stock   Common Stock         Value(a)
----                     ------------   ------------    -----------------
December 31, 1996......     $15.625        $16.383           $16.609
December 31, 1997......      26.250         21.786            27.904
March 13, 1998 (b).....      26.438         23.810            28.103
May __, 1998 (c).......

----------
(a) Determined by multiplying the closing sales prices of St. Paul Common Stock, as reported in the Wall Street Journal, on each date specified by 1.0630, the Exchange Ratio.

(b) Last trading date prior to announcement of the execution of the Merger Agreement.

(c) The most recent practicable date prior to the date of this Proxy Statement/Prospectus.

     Shareholders are advised to obtain current market quotations for St. Paul Common Stock. It is expected that the market price of St. Paul Common Stock will fluctuate between the date of this Joint Proxy Statement/Prospectus and the date on which the Merger is consummated. Because the market price of St. Paul Common Stock may fluctuate and the Exchange Ratio is fixed, the market value of the shares of St. Paul Common Stock that holders of Beverly Common Stock will receive if the Merger is consummated may materially increase or decrease prior to the Merger. No assurance can be given as to the market price of St. Paul Common Stock at the time of the Merger.

     Comparative Per Share Data. Following are certain comparative selected historical per share data of St. Paul and of Beverly, pro forma combined per share data of St. Paul and Beverly, and equivalent pro forma per share data of Beverly. The financial data is based on, and should be read in conjunction with, the historical consolidated financial statements and the notes thereto of St. Paul and of Beverly and the pro forma combined financial statements and the notes thereto appearing in or incorporated by reference elsewhere in this Joint Proxy Statement/Prospectus. All per share data of St. Paul, Beverly and pro forma data are presented on a diluted basis and have been adjusted retroactively to give effect to stock dividends and splits. The pro forma data are not necessarily indicative of results which will be obtained on a combined basis. The pro forma data have not been adjusted to reflect any of the improvements in operating efficiencies that St. Paul anticipates may occur in the future due to the Merger. The pro forma data are based upon the issuance of 6,141,554 shares of St. Paul Common Stock at a 1.0630 Exchange Ratio.

                                                 At or for the
                                            Year Ended December 31,
                                         ----------------------------
                                          1997       1996        1995
                                         ------      -----      -----
Net Income per Diluted Common Share:
  St. Paul - Historical................  $ 1.42      $0.74      $0.99
  Beverly - Historical (a).............    1.17       1.36       1.15
  Pro Forma Combined (b)...............    1.37       0.81       1.01
  Beverly Equivalent Pro Forma (c).....    1.46       0.86       1.07

Cash Dividend per Common Share:
  St. Paul - Historical................    0.36       0.23       0.16
  Beverly - Historical (a).............    0.26       0.19       0.17
  Pro Forma Combined (b)...............    0.36       0.23       0.16
  Beverly Equivalent Pro Forma (c).....    0.38       0.24       0.17

Book Value per Common Share:
  St. Paul - Historical................   12.22
  Beverly - Historical (a).............   11.86
  Pro Forma Combined (b)...............   11.91
  Beverly Equivalent Pro Forma (c).....   12.66
----------------

(a) Beverly per share data has been restated for a 5% stock dividend distributed to shareholders on April 14, 1998.

(b) Pro forma combined amounts shown above reflect the proposed acquisition of Beverly on a "pooling-of-interests" basis for each period shown as if the Merger had occurred at the beginning of such period.

(c) Beverly equivalent pro forma per share amounts are calculated by multiplying the pro forma combined amounts by the Exchange Ratio. See "THE MERGER--Exchange Ratio".

Summary Financial and Other Data

     The following tables present summary historical financial and other data for St. Paul and Beverly as of the dates and for the periods indicated. The summary data are based upon, and should be read in conjunction with, the historical and pro forma consolidated financial statements and notes thereto of St. Paul and Beverly incorporated by reference or appearing elsewhere herein. As to historical information, see "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." For pro forma information, see "--Comparative Per Share Data" above and "PRO FORMA COMBINED FINANCIAL STATEMENTS" appearing elsewhere herein. All adjustments necessary for a fair presentation of financial position and results of operations of interim periods have been included. The pro forma amounts are not necessarily indicative of results which will be obtained on a combined basis. The pro forma data have not been adjusted to reflect any of the improvements in operating efficiencies that St. Paul anticipates may occur in the future due to the Merger. The pro forma data are based upon the issuance of 6,141,554 shares of St. Paul Common Stock at a 1.0630 Exchange Ratio.

Selected Consolidated Financial Data - St. Paul


Financial Condition Data - St. Paul:                              Year Ended December 31,
 (Dollars in Thousands)                        -------------------------------------------------------------
                                                  1997        1996         1995         1994         1993
                                               ----------  ----------   ----------   ----------   ----------
Assets
 Cash and cash equivalents...................  $  204,683  $  190,208   $  186,621   $  159,948   $  336,331
 Mortgage-backed and investment securitie....     959,437   1,212,085    1,068,200    1,226,260      875,700
 Loans receivable-net of accumulated
  provision for loan losses..................   3,205,443   2,782,116    2,683,890    2,568,381    2,304,319
 Other assets................................     187,773     172,761      177,968      176,948      189,026
                                               ----------  ----------   ----------   ----------   ----------
  Total assets...............................  $4,557,336  $4,357,170   $4,116,679   $4,131,537   $3,705,376
                                               ==========  ==========   ==========   ==========   ==========
Liabilities and stockholders' equity
 Deposits....................................   3,284,428   3,337,055    3,231,810    3,232,903    3,252,618
 Borrowings..................................     789,058     561,244      441,427      492,927       63,970
 Other liabilities...........................      65,938      70,761       59,245       54,310       41,459
 Stockholders' equity........................     417,912     388,110      384,197      351,397      347,329
                                               ----------  ----------   ----------   ----------   ----------
  Total liabilities and stockholders' equity.  $4,557,336  $4,357,170   $4,116,679   $4,131,537   $3,705,376
                                               ==========  ==========   ==========   ==========   ==========


Operating Data - St. Paul:                                        Year Ended December 31,
 (Dollars in Thousands)                        -------------------------------------------------------------
                                                   1997        1996         1995         1994         1993
                                               ----------  ----------   ----------   ----------   ----------
Interest income..............................  $  315,217  $  296,256   $  278,750   $  253,262   $  256,937
Interest expense.............................     185,385     171,510      162,116      135,069      132,982
                                               ----------  ----------   ----------   ----------   ----------
 Net interest income.........................     129,832     124,746      116,634      118,193      123,955
Provision for loan losses....................          --       1,750        1,900        5,150       10,750
                                               ----------  ----------   ----------   ----------   ----------
 Net interest income after provision for
  loan losses................................     129,832     122,996      114,734      113,043      113,205
Net gain on assets sold......................         568       1,632        1,054          524        2,150
Income from real estate operations...........       4,139       2,517        2,807        3,150        2,969
Other operating income.......................      40,459      31,571       29,860       26,097       27,387
Other operating expense......................     100,750      96,818       90,165       87,166       82,747
SAIF recapitalization........................          --      21,000           --           --           --
Gain/(Loss) on foreclosed real estate........         301      (1,215)      (1,159)      (2,145)      (2,516)
Income taxes.................................      25,088      13,426       20,737       18,991       19,061
                                               ----------  ----------   ----------   ----------   ----------
Income from continuing operations (a)........  $   49,461  $   26,257   $   36,394   $   34,512   $   41,387
                                               ==========  ==========   ==========   ==========   ==========

Significant Statistical Data - St. Paul

                                                   At or for the Year Ended December 31,
                                              ------------------------------------------------
                                                1997      1996      1995      1994      1993
                                              --------  --------  --------  --------  --------

For the Period:
 Income from continuing operations per
 common share:
  Basic (a)..................................  $  1.46   $  0.77   $  1.05   $  0.96   $  1.13
  Diluted (a)................................  $  1.42   $  0.74   $  0.99   $  0.91   $  1.08
 Cash dividends paid per common share........  $  0.36   $  0.23   $  0.16   $  0.16   $  0.14
 Return on average assets (a)................     1.10%     0.62%     0.90%     0.88%     1.10%
 Return on average stockholders' equity
  (net worth) (a)............................    12.34%     6.85%     9.86%     9.72%    12.77%
 Average equity as a percentage of
  average assets.............................     8.90%     9.04%     9.10%     9.05%     8.64%
 Net yield on average earning assets.........     3.01%     3.07%     3.01%     3.15%     3.46%
 Noninterest expenses to average assets......     2.24%     2.78%     2.22%     2.22%     2.21%

At End of Period:
 Book value per common share.................  $ 12.22   $ 11.36   $ 10.93   $  9.98   $  9.41
 Tangible book value per common share........  $ 12.10   $ 11.22   $ 10.89   $  9.93   $  9.35
 Common shares outstanding (000's)...........   34,205    34,164    35,156    35,215    36,907
 Shareholders' equity to total assets........     9.17%     8.91%     9.33%     8.51%     9.37%
 Nonperforming assets to total assets........     0.23%     0.29%     0.71%     0.66%     1.34%
 Allowance for loan losses to total loans....     1.06%     1.28%     1.42%     1.62%     1.98%
 Net loan chargeoffs to average assets.......     0.03%     0.10%     0.14%     0.24%     0.37%
 Allowance for loan losses to nonperforming
  loans......................................   391.88%   377.19%   216.62%   424.72%   156.99%
 Number of banking offices...................       53        52        52        52        50

Capital Ratios (Bank): (b)
 Tier 1 risk-based capital ratio.............    15.85%    16.02%    16.18%    15.33%    15.33%
 Total risk-based capital ratio..............    17.12%    17.27%    17.47%    16.65%    16.67%
 Tier 1 Leverage ratio.......................     8.61%     8.80%     8.95%     8.51%     9.50%

---------------------
(a) In 1996, without the $21.0 million non-recurring charge to recapitalize the Savings Association Insurance Fund, St. Paul's net income would have been $40.2 million, or $1.18 per basic share outstanding and $1.12 per diluted share outstanding. In addition, return on average assets and return on average equity would have been 0.95% and 10.48%, respectively.

(b) Capital ratios are for St. Paul Bank.

Selected Consolidated Financial Data - Beverly


                                                               Year Ended December 31,
Financial Condition Data - Beverly:             -----------------------------------------------------
 (Dollars in Thousands)                           1997         1996        1995      1994      1993
                                                --------     --------    --------  --------  --------
Assets
 Cash and cash equivalents....................  $ 32,434     $ 30,598    $ 52,710  $ 35,072  $ 24,297
 Mortgage-backed and investment securities....   188,189      206,327     207,607   213,765   208,179
 Loans receivable-net of accumulated
  provision for loan losses...................   423,566      368,602     308,636   287,047   263,491
 Other assets.................................    25,045       24,517      22,250    25,455    23,668
                                                --------     --------    --------  --------  --------

   Total assets...............................  $669,234     $630,044    $591,203  $561,339  $519,635
                                                ========     ========    ========  ========  ========

Liabilities and stockholders' equity
 Deposits.....................................  $590,052     $560,146    $527,131  $504,445  $459,132
 Borrowings...................................     3,334        2,542      17,292    11,414    13,346
 Other liabilities............................     7,429        5,410       5,819     4,672     7,102
 Stockholders' equity.........................    68,419       61,946      40,961    40,808    40,055
                                                --------     --------    --------  --------  --------

   Total liabilities and stockholders' equity.  $669,234     $630,044    $591,203  $561,339  $519,635
                                                ========     ========    ========  ========  ========

                                                               Year Ended December 31,
Operating Data - Beverly:                       -----------------------------------------------------
  (Dollars in Thousands)                          1997         1996        1995      1994      1993
                                                --------     --------    --------  --------  --------
Interest income...............................  $ 45,621     $ 42,896    $ 39,970  $ 35,206  $ 33,468
Interest expense..............................    20,119       19,446      17,184    12,949    12,805
                                                --------     --------    --------  --------  --------
 Net interest income..........................    25,502       23,450      22,786    22,257    20,663
Provision for loan losses.....................       360          155         159       311     1,299
                                                --------     --------    --------  --------  --------
 Net interest income after provision for
  loan losses.................................    25,142       23,295      22,627    21,946    19,364
Net gain on assets sold.......................     2,041          376         604       207     1,421
Income from fiduciary activity................     2,232        2,008       1,927     1,872     1,764
Other operating income........................     5,792        5,787       5,339     5,938     6,407
Other operating expense.......................    25,170       22,336      21,442    21,005    21,781
Gain/(Loss) on foreclosed real estate.........        82          615          26       130      (160)
Income taxes..................................     3,118        2,956       2,877     2,672     2,143
                                                --------     --------    --------  --------  --------

Income from continuing operations.............  $  7,001     $  6,789    $  6,204  $  6,416  $  4,872
                                                ========     ========    ========  ========  ========

Significant Statistical Data - Beverly

                                                    At or for the Year Ended December 31,
                                              ------------------------------------------------
                                                1997      1996      1995      1994      1993
                                              --------  --------  --------  --------  --------
For the Period:
 Income from continuing operations
 per common share:
  Basic (a)..................................  $  1.22   $  1.40   $  1.16   $  1.22   $  0.95
  Diluted (a)................................  $  1.17   $  1.36   $  1.15   $  1.22   $  0.95
 Cash dividends paid per common share (a)....  $  0.26   $  0.19   $  0.17   $  0.16   $  0.15
 Return on average assets....................     1.09%     1.10%     1.09%     1.20%     0.95%
 Return on average stockholders' equity
  (net worth)................................    10.82%    14.21%    13.37%    16.10%    12.38%
 Average equity as a percentage of average
  assets.....................................    10.06%     7.77%     8.17%     7.47%     7.66%
 Net yield on average earning assets.........     4.46%     4.31%     4.49%     4.66%     4.52%
 Noninterest expenses to average assets......     3.91%     3.63%     3.77%     3.93%     4.24%

At End of Period:
 Book value per common share (a).............  $ 11.86   $ 10.86   $  9.39   $  7.66   $  7.78
 Tangible book value per common share (a)....  $ 11.73   $ 10.68   $  9.09   $  7.36   $  7.39
 Shareholders' equity to total assets........    10.22%     9.83%     6.93%     7.27%     7.71%
 Common shares outstanding (000's) (a).......    5,769     5,706     4,364     5,328     5,147
 Nonperforming assets to total assets........     0.38%     0.33%     0.45%     0.62%     0.81%
 Allowance for loan losses to total loans....     0.98%     1.08%     1.13%     1.37%     1.51%
 Net loan chargeoffs (recoveries) to average
  assets.....................................     0.03%    (0.06%)    0.11%     0.06%     0.34%
 Allowance for loan losses to nonperforming
  loans......................................   170.58%   235.78%   197.64%   167.29%   142.46%
 Number of banking offices...................       13        12        11        10        10

Capital Ratios (Bank): (b)
 Tier 1 risk-based capital ratio.............    13.07%    13.06%    13.42%    14.13%    13.57%
 Total risk-based capital ratio..............    14.01%    14.09%    14.46%    15.46%    14.99%
 Tier 1 Leverage ratio.......................     8.72%     8.19%     7.81%     7.60%     7.58%

---------------------------
(a) Beverly per share data has been restated for a 5% stock dividend distributed to shareholders on April 14, 1998.
(b) Capital ratios are computed for Beverly Bank.

Pro Forma Combined Financial Data - Unaudited


                                                                   Year Ended December 31,
Financial Condition Data - Pro Forma: (a)       -------------------------------------------------------------
 (Dollars in Thousands)                            1997        1996         1995         1994         1993
                                                ----------  ----------   ----------   ----------   ----------
Assets
 Cash and cash equivalents....................  $  239,765  $  220,806   $  239,331   $  195,020   $  360,628
 Mortgage-backed and investment securities....   1,147,366   1,418,412    1,275,807    1,440,025    1,083,879
 Loans receivable-net of accumulated
  provision for loan losses...................   3,643,637   3,150,718    2,992,526    2,855,428    2,567,810
 Other assets.................................     195,029     197,278      200,218      202,403      212,694
                                                ----------  ----------   ----------   ----------   ----------

   Total assets...............................  $5,225,797  $4,987,214   $4,707,882   $4,692,876   $4,225,011
                                                ==========  ==========   ==========   ==========   ==========

Liabilities and stockholders' equity
 Deposits.....................................  $3,874,480  $3,897,201   $3,758,941   $3,737,348   $3,711,750
 Borrowings...................................     792,392     563,786      458,719      504,341       77,316
 Other liabilities............................      78,628      76,171       65,064       58,982       48,561
 Stockholders' equity.........................     480,297     450,056      425,158      392,205      387,384
                                                ----------  ----------   ----------   ----------   ----------

   Total liabilities and stockholders' equity.  $5,225,797  $4,987,214   $4,707,882   $4,692,876   $4,225,011
                                                ==========  ==========   ==========   ==========   ==========

                                                                   Year Ended December 31,
Operating Data - Pro Forma: (a)                 -------------------------------------------------------------
 (Dollars in Thousands)                            1997        1996         1995         1994         1993
                                                ----------  ----------   ----------   ----------   ----------
Interest income...............................   $  360,838  $  339,152   $  318,720   $  288,468   $  290,405
Interest expense..............................      205,504     190,956      179,300      148,018      145,787
                                                 ----------  ----------   ----------   ----------   ----------
 Net interest income..........................      155,334     148,196      139,420      140,450      144,618
Provision for loan losses.....................          360       1,905        2,059        5,461       12,049
                                                 ----------  ----------   ----------   ----------   ----------

 Net interest income after provision for
  loan losses.................................      154,974     146,291      137,361      134,989      132,569
Net gain on assets sold.......................        2,609       2,008        1,658          731        3,571
Income from fiduciary activity................        2,232       2,008        1,927        1,872        1,764
Income from real estate operations............        4,139       2,517        2,807        3,150        2,969
Other operating income........................       46,251      37,358       35,199       32,035       33,794
Other operating expense.......................      125,920     119,154      111,607      108,171      104,528
SAIF recapitalization.........................           --      21,000           --           --           --
Gain/(Loss) on foreclosed real estate.........          383        (600)      (1,133)      (2,015)      (2,676)
Income taxes..................................       28,206      16,382       23,614       21,663       21,204
                                                 ----------  ----------   ----------   ----------   ----------

Income from continuing operations (b).........   $   56,462  $   33,046   $   42,598   $   40,928   $   46,259
                                                 ==========  ==========   ==========   ==========   ==========

Significant Statistical Data - Pro Forma Combined

                                                     At or for the Year Ended December 31,
                                               ------------------------------------------------
                                                 1997      1996      1995      1994      1993
                                               --------  --------  --------  --------  --------

For the Period: (a)
 Income from continuing operations per
  common share:
  Basic (b) (c)..............................  $  1.41   $  0.85   $  1.06   $  0.99   $  1.10
  Diluted (b) (c)............................  $  1.37   $  0.81   $  1.01   $  0.94   $  1.06
 Cash dividends paid per common share (c)....  $  0.36   $  0.23   $  0.16   $  0.16   $  0.14
 Return on average assets (b)................     1.10%     0.68%     0.92%     0.92%     1.09%
 Return on average stockholders' equity
  (net worth) (b)............................    12.13%     7.67%    10.25%    10.36%    12.73%
 Average equity as a percentage of
  average assets (b).........................     9.04%     8.88%     8.99%     8.86%     8.53%
 Net yield on average earning assets.........     3.18%     3.23%     3.18%     3.32%     3.58%
 Noninterest expenses to average assets......     2.45%     2.89%     2.41%     2.43%     2.45%

At End of Period: (a)
 Book value per common share (c).............  $ 11.91   $ 11.19   $ 10.68   $  9.59   $  9.14
 Tangible book value per common share (c)....  $ 11.93   $ 11.04   $ 10.61   $  9.51   $  9.04
 Common shares outstanding (000's) (c).......   40,337    40,229    39,795    40,879    42,378
 Shareholders' equity to total assets........     9.19%     9.02%     9.03%     8.36%     9.17%
 Nonperforming assets to total assets........     0.25%     0.29%     0.68%     0.65%     1.27%
 Allowance for loan losses to total loans....     1.05%     1.25%     1.39%     1.59%     1.93%
 Net loan chargeoffs to average assets.......     0.03%     0.08%     0.13%     0.22%     0.36%
 Allowance for loan losses to nonperforming
  loans......................................   343.63%   355.74%   214.89%   374.84%   155.72%
 Number of banking offices...................       66        64        63        62        60

Capital Ratios (Bank): (d)
 Tier 1 risk-based capital ratio.............    15.42%    15.60%    15.82%    15.19%    15.14%
 Total risk-based capital ratio..............    16.63%    16.82%    17.07%    16.51%    16.49%
 Tier 1 Leverage ratio.......................     8.62%     8.72%     8.81%     8.40%     9.27%

----------
(a) Pro Forma Combined information has been restated to assume that the Merger had occurred at the beginning of each of the indicated periods.
(b) In 1996, without the $21.0 million non-recurring charge by St. Paul to recapitalize the Savings Association Insurance Fund, pro forma net income would have been $46.9 million, or $1.20 per basic share outstanding and $1.14 per diluted share outstanding. In addition, pro forma return on average assets and return on average equity would have been 0.97% and 10.89%, respectively.
(c) All share and per share amounts have been restated to give effect to all stock splits and dividends.
(d) Capital ratios are computed for Pro Forma Combined St. Paul Bank and Beverly Bank.

                         THE ST. PAUL SPECIAL MEETING


General

     This Joint Proxy Statement/Prospectus is first being mailed to holders of St. Paul Common Stock on or about May __, 1998 and is accompanied by the Notice of Special Meeting and a form of proxy that is solicited by the St. Paul Board for use at the St. Paul Special Meeting to be held on June __, 1998, at ____ a.m., local time, at ________.

Matters to be Considered

     At the St. Paul Special Meeting, holders of St. Paul Common Stock will be asked, in accordance with the requirements of the Delaware General Corporation Law (the "DGCL"), to consider and approve the Certificate Amendment and, in a separate vote, the Share Issuance. Approval of the Certificate Amendment and the Share Issuance by holders of St. Paul Common Stock is a condition to the Merger. The holders of St. Paul Common Stock may also be asked to vote upon a proposal to adjourn or postpone the St. Paul Special Meeting, which adjournment or postponement could be used for the purpose, among others, of allowing additional time for the soliciting of additional votes in connection with obtaining approval of the Certificate Amendment or the Share Issuance.

Record Date and Voting

     The Board of Directors has fixed ____, 1998 as the record date for determination of holders St. Paul Common Stock entitled to notice of and to vote at the St. Paul Special Meeting (the "St. Paul Record Date"). Accordingly, only holders of shares of record at the close of business on the St. Paul Record Date of St. Paul Common Stock will be entitled to notice of and to vote at the St. Paul Special Meeting. The number of shares of St. Paul Common Stock entitled to vote at the St. Paul Special Meeting is ______. Each share of St. Paul Common Stock entitles its holder to one vote. As of the St. Paul Record Date, ____ shares of St. Paul Common Stock, or __% of the shares of St. Paul Common Stock entitled to vote at the St. Paul Special Meeting, were beneficially owned by directors and executive officers of St. Paul. It is currently expected that each such director and executive officer of St. Paul will vote the shares of St. Paul Common Stock beneficially owned by him or her for approval of the Certificate Amendment and the Share Issuance. In addition, as of the St. Paul Record Date, Beverly owned 1,000 shares of St. Paul Common Stock. As of the Record Date, directors and executive officers of Beverly beneficially owned 1,125 shares of St. Paul Common Stock, or significantly less than one percent of the shares of St. Paul stock entitled to vote at the St. Paul Special Meeting. Also as of the Record Date, the banking and trust affiliates of Beverly held less than ___ percent of the outstanding shares of St. Paul Common Stock in a fiduciary capacity.

     The Board of Directors of St. Paul is not aware of any matters other than the proposals regarding the Certificate Amendment and the Share Issuance (or a proposal to adjourn or postpone the St. Paul Special Meeting as necessary) that may be properly brought before the St. Paul Special Meeting. If any other matters properly come before the St. Paul Special Meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on such matters in such manner as shall be determined by a majority of the Board of Directors of St. Paul.

Vote Required; Revocability of Proxies

     Abstentions from voting and broker non-votes will be counted for purposes of determining whether a quorum exists and will not be deemed to have been cast either "for" or "against" the Certificate Amendment or the Share Issuance at the St. Paul Special Meeting. Adoption and approval of the Certificate Amendment requires the affirmative vote of holders of a majority of outstanding shares of St. Paul Common Stock entitled to vote at the St. Paul Special Meeting. Therefore, abstentions and broker non-votes will have the same effect as votes against adoption and approval of the Certificate Amendment and therefore against the consummation of the Merger. Approval of the Share Issuance requires the affirmative vote of a majority of all shares of St. Paul Common Stock represented, in person or by proxy, and voting at the meeting and the presence of a quorum of at least a majority of the issued and outstanding shares of St. Paul Common Stock. ACCORDINGLY, THE ST. PAUL BOARD URGES HOLDERS OF ST. PAUL COMMON STOCK TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

     The accompanying form of proxy is for use at the meeting if a holder of St. Paul Common Stock is unable to attend in person. The proxy may be revoked by such holder at any time before it is exercised by submitting to the Corporate Secretary of St. Paul written notice of revocation, a properly executed proxy of a later date or by attending the meeting and electing to vote in person. Written notices of revocation and other communications with respect to the revocation of St. Paul proxies should be addressed to St. Paul Bancorp, Inc., 6700 West North Avenue, Chicago, Illinois 60707, Attention: Corporate Secretary. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If no specification is made, the proxies will be voted in favor of approval of the Certificate Amendment and the Share Issuance; provided that no proxy that is voted against approval of the Certificate Amendment or the Share Issuance will be voted in favor of any adjournment or postponement of the St. Paul Special Meeting for the purpose of soliciting additional proxies in connection with obtaining approval of the Certificate Amendment or the Share Issuance, respectively.

Solicitation of Proxies

     In addition to solicitation by mail, directors, officers and employees of St. Paul may solicit proxies for the Special Meeting from shareholders personally or by telephone or telegram without additional remuneration therefor. The cost of soliciting proxies will be paid by St. Paul. In addition, St. Paul has retained Morrow & Co., a proxy solicitation firm, to assist in such solicitation. The fee to be paid by St. Paul to such firm is $____, plus reasonable out-of-pocket expenses. St. Paul will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse such parties for their expenses in doing so.

                          THE BEVERLY SPECIAL MEETING

Matters to be Considered

     This Joint Proxy Statement/Prospectus is first being mailed to the holders of Beverly Common Stock on or about May __, 1998, and is accompanied by a proxy card furnished in connection with the solicitation of proxies by the Beverly Board of Directors for use at the Beverly Special Meeting. The Beverly Special Meeting is scheduled to be held on June __, 1998, at ___ a.m., at ______. At the Beverly Special Meeting, the holders of Beverly Common Stock will consider and vote upon: (i) the proposal to approve and adopt the Merger Agreement and the Merger provided for therein, and (ii) such other business as may properly come before the Beverly Special Meeting, or any adjournments or postponements thereof including, without limitation, a motion to adjourn the Beverly Special Meeting to another time and/or place for the purpose of soliciting additional proxies in order to approve the Merger Agreement and the Merger or otherwise.

Record Date and Voting

     The Board of Directors of Beverly has fixed the close of business on May __, 1998 as the record date for the determination of the holders of Beverly Common Stock entitled to receive notice of and to vote at the Beverly Special Meeting (the "Beverly Record Date"). Only holders of record of Beverly Common Stock at the close of business on the Beverly Record Date will be entitled to vote at the Beverly Special Meeting or at any adjournment or postponement thereof. At the close of business on the Beverly Record Date, there were ____ shares of Beverly Common Stock outstanding and entitled to vote at the Beverly Special Meeting, held by approximately 372 shareholders of record. No shares of preferred stock of Beverly are issued and outstanding.

     Each holder of Beverly Common Stock on the Beverly Record Date will be entitled to one vote for each share held of record upon each matter properly submitted at the Beverly Special Meeting or at any adjournment or postponement thereof. The presence, in person or by proxy, of the holders of a majority of the shares of Beverly Common Stock issued and outstanding and entitled to be voted at the Beverly Special Meeting is necessary to constitute a quorum. Abstentions and broker non-votes will be included in the calculation of the number of shares represented at the Beverly Special Meeting for purposes of determining whether a quorum has been achieved. Because approval of the Merger Agreement requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Beverly Common Stock entitled to be voted at the Special Meeting, abstentions and broker non-votes will have the same effect as votes against the Merger Agreement.

     If a quorum is not obtained, or if fewer shares of Beverly Common Stock are voted in favor of the proposal for approval of the Merger Agreement than the number required for approval, it is expected that the Beverly Special Meeting will be adjourned for the purpose of allowing time for obtaining additional proxies. In such event, proxies will be voted to approve an adjournment, except for proxies as to which instructions have been given to vote against the Merger Agreement. The holders of a majority of the shares present at the Beverly Special Meeting would be required to approve any adjournment of the Beverly Special Meeting.

     If the enclosed proxy card is properly executed and received by Beverly in time to be voted at the Special Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Executed proxies with no instructions indicated thereon will be voted "FOR" the proposal to approve and adopt the Merger Agreement and the Merger provided for therein.

     The Board of Directors of Beverly is not aware of any matters other than the proposal to approve and adopt the Merger Agreement and the Merger (or a proposal to adjourn or postpone the Beverly Special Meeting as necessary) that may be properly brought before the Special Meeting. If any other matters properly come before the Beverly Special Meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on such matters in such manner as shall be determined by a majority of the Board of Directors of Beverly.

     BEVERLY SHAREHOLDERS SHOULD NOT FORWARD ANY BEVERLY COMMON STOCK CERTIFICATES WITH THEIR PROXY CARDS. IF THE MERGER IS CONSUMMATED, STOCK CERTIFICATES SHOULD BE DELIVERED IN ACCORDANCE WITH INSTRUCTIONS SET FORTH IN A LETTER OF TRANSMITTAL WHICH WOULD BE SENT TO BEVERLY SHAREHOLDERS BY THE EXCHANGE AGENT PROMPTLY AFTER THE EFFECTIVE TIME.

Vote Required; Revocability of Proxies

     The affirmative vote of at least a majority of the issued and outstanding shares of Beverly Common Stock entitled to be voted at the Special Meeting is required in order to approve and adopt the Merger Agreement and the Merger provided for therein.

     THE REQUIRED VOTE OF THE BEVERLY SHAREHOLDERS WITH RESPECT TO THE MERGER AGREEMENT IS BASED UPON THE TOTAL NUMBER OF OUTSTANDING SHARES OF BEVERLY COMMON STOCK AND NOT UPON THE NUMBER OF SHARES WHICH ARE ACTUALLY VOTED. ACCORDINGLY, THE FAILURE TO SUBMIT A PROXY CARD OR TO VOTE IN PERSON AT THE SPECIAL

MEETING OR THE ABSTENTION FROM VOTING BY A SHAREHOLDER WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THE MERGER AGREEMENT AND THE MERGER.

     All of the directors and executive officers of Beverly, who beneficially owned, as of the Beverly Record Date, an aggregate of ____ shares of Beverly Common Stock (excluding all Beverly Options) or approximately ___% of the outstanding shares of Beverly Common Stock, have entered into the Stockholder Agreement with St. Paul pursuant to which they have each agreed, among other things, to certain transfer restrictions and to vote all shares of Beverly Common Stock with respect to which they have the right to vote (whether owned as of the date of the Stockholder Agreement or thereafter acquired) in favor of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and against any third party merger proposal. No separate consideration was paid to any of the directors or the executive officers for entering into the Stockholder Agreement. St. Paul required that the Stockholder Agreement be executed as a condition to St. Paul entering into the Merger Agreement.

     The presence of a shareholder at the Beverly Special Meeting will not automatically revoke such shareholder's proxy. However, a shareholder may revoke a proxy at any time prior to its exercise by (i) delivering to _____, Beverly Bancorporation, Inc., 16345 South Harlem Avenue, Suite 3E, Chicago, Illinois 60477, a written notice of revocation prior to the Special Meeting, (ii) delivering to Beverly prior to the Beverly Special Meeting a duly executed proxy bearing a later date, or (iii) attending the Beverly Special Meeting and voting in person.

     The obligations of Beverly and St. Paul to consummate the Merger Agreement are subject, among other things, to the condition that the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Beverly Common Stock entitled to vote thereon. See "The Merger -- Conditions to the Merger."

Solicitation of Proxies

     In addition to solicitation by mail, directors, officers and employees of Beverly may solicit proxies for the Special Meeting from shareholders personally or by telephone or telegram without additional remuneration therefor. In addition, Beverly has retained Morrow & Co. to assist in such solicitation. The cost of soliciting proxies will be paid by Beverly. The fee to be paid by Beverly to Morrow & Co. is $____, plus reasonable out-of-pocket expenses. Beverly will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to send proxy materials to their principals and will reimburse such parties for their expenses in doing so.

                                  THE MERGER

     The information in this Section is a summary which is qualified in its entirety by reference to the full text of the Merger Agreement (including each of the exhibits thereto), the Stockholder Agreement and the Option Agreement, all of which are incorporated herein by reference and the material features of which are described in this Joint Proxy Statement/Prospectus. A copy of the Merger Agreement (including each of exhibits thereto) and the other documents described in this Joint Proxy Statement/Prospectus will be provided promptly without charge upon oral or written request addressed to Clifford M. Sladnick, Senior Vice President, General Counsel and Secretary, St. Paul Bancorp, Inc., 6700 West North Avenue, Chicago, Illinois 60707, telephone (773) 804-2282.

The Parties

     On March 15, 1998, St. Paul and Beverly entered into the Merger Agreement. The Merger Agreement provides for, among other things, the merger of Beverly with and into St. Paul.

     St. Paul. St. Paul is a Delaware corporation and the holding company of St. Paul Bank, its wholly owned federal savings bank subsidiary, both of which are headquartered in Chicago, Illinois. Deposits at St. Paul Bank are FDIC insured. St. Paul Bank is the largest independent savings institution in the State of Illinois. Through St. Paul Bank, St. Paul provides a variety of checking and savings deposit products, and single-family, consumer and income-producing property loan products through 53 Chicago-area branches, 17 of which operate in high-volume grocery superstores. St. Paul also operates a network of 500 ATMs in its market. In addition to its banking and related operations, St. Paul also operates other financial services subsidiaries. Serve Corps is a residential mortgage broker acquired by St. Paul in early 1998. INI is a discount brokerage operation, offering a full range of investment products including mutual funds, equities and bonds. ANI offers a variety of annuity products and SPF Insurance is an independent insurance agent, offering a full range of insurance products including homeowners, automobile, recreational vehicles/boats, umbrella liability, life/health, disability income, and business and commercial lines for business owners. Through SPF Development, the Company engages in real estate development projects.

     St. Paul Common Stock is quoted on The Nasdaq Stock Market under the symbol "SPBC". The address of St. Paul's principal executive offices is St. Paul Bancorp, Inc., 6700 West North Avenue, Chicago, Illinois 60707 and its telephone number is (773) 622-5000. Additional information regarding St. Paul is incorporated herein by reference. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     St. Paul, as a holding company, is regulated by the OTS. St. Paul Bank, as a federal savings bank, also is regulated by the OTS and as to certain matters by the FDIC and the Federal Reserve Board. INI is regulated by the SEC and the National Association of Securities Dealers, Inc., and Serve Corps is regulated by the State of Illinois.

     Beverly. Beverly is a Delaware corporation and the holding company of Beverly Bank, its wholly owned national bank subsidiary, and Beverly Trust Company, an Illinois state-chartered trust company. Beverly is headquartered in Tinley Park, Illinois. Deposits at Beverly Bank are FDIC insured. Through Beverly Bank, Beverly is engaged primarily in the business of attracting deposits from the public and using such deposits, with other funds, to make various types of loans and investments. In addition to traditional consumer banking products and services, Beverly Bank offers commercial banking services, including deposit and lending products. Beverly currently serves customers from 12 locations located in the Chicago area. Its principal market encompasses Chicago and the south and southwest portions of the Chicago metropolitan area. Beverly Trust Company provides a wide array of trust services for individuals and corporations, including asset management primarily of personal living trusts and corporate employee benefit plans, and including administration of land trusts. Beverly Common Stock is quoted on The Nasdaq Stock Market under the symbol "BEVB". The address of Beverly's principal executive offices is 16345

South Harlem Avenue, Suite 3E, Chicago, Illinois 60477, and its telephone number is (708) 614-5070.

     Beverly, as a holding company, is regulated primarily by the Federal Reserve Board at the federal level and by the Illinois Commissioner. Beverly Bank, as a national bank, is regulated by the Office of the Comptroller of the Currency ("OCC"), the FDIC and as to certain matters, the Federal Reserve Board.

Background of the Merger

     Beverly was incorporated in Delaware on June 13, 1996 as a wholly owned subsidiary of Beverly Bancorporation, Inc., an Illinois corporation ("Beverly Illinois"). Beverly Illinois was organized in 1969 and prior to the reincorporation of Beverly Illinois as a Delaware corporation (the "Reincorporation") owned all of the outstanding capital stock of Beverly Bank and Beverly Trust Company. Pursuant to the Reincorporation, which took place on August 16, 1996, Beverly Illinois was merged with and into Beverly and Beverly is the surviving corporation. As a result of the Reincorporation, Beverly owns all of the outstanding capital stock of Beverly Bank and Beverly Trust Company. In connection with the Reincorporation, each outstanding share of common stock of Beverly Illinois was converted into five shares of Beverly Common Stock. On August 27, 1996, Beverly sold and issued to the public 1,150,000 shares of Beverly Common Stock at a price of $15.00 per share.

     Beginning prior to the Reincorporation, the Beverly Board of Directors has considered various strategic alternatives consistent, in its view, with the long-term best interests of Beverly and its shareholders, including continued growth as an independent company, expansion of operations through an acquisition, a merger of equals or strategic alliance transaction, and pursuit of a transaction involving the sale of Beverly.

     At various times, Beverly has been contacted by or has contacted banking organizations and other financial services firms to determine the level of interest of Beverly or the contacted party in a possible business combination. Based on Beverly's ongoing evaluation of strategic alternatives, and following such contacts, the Beverly Board of Directors has authorized senior management and its advisors to conduct, on a case-by-case basis, exploratory discussions concerning possible business combination transactions with third parties. Where necessary or appropriate, Beverly required such parties to execute customary confidentiality agreements to preserve the confidential nature of any proprietary information of Beverly disclosed during the course of such preliminary discussions. Through the end of 1997, senior management of Beverly had met with several banking organizations that had contacted Beverly regarding a possible business combination. Based upon Beverly's evaluation of price, terms and other factors being discussed, none of the exploratory discussions resulted in a decision by Beverly to engage in a merger or acquisition transaction, or otherwise resulted in any agreement as to price or terms for such a transaction.

     In December 1997, representatives of McDonald approached St. Paul senior management, indicating that Beverly may be a suitable candidate for a business combination transaction. St. Paul pursued discussions with McDonald, and conducted a further internal evaluation. In mid-January 1998, McDonald met with Anthony R. Pasquinelli, Chairman of the Board of Beverly, to discuss a possible transaction with St. Paul.

     In early February 1998, St. Paul indicated to McDonald its interest in pursuing a possible transaction. On February 11, 1998, Messrs. Joseph C. Scully, Chairman and Chief Executive of St. Paul, Patrick J. Agnew, President and Chief Operating Officer of St. Paul, and Robert N. Parke, Senior Vice President and Chief Financial Officer of St. Paul, met with representatives of McDonald and Mr. Pasquinelli. At that meeting, the representatives of St. Paul and Beverly discussed the possibility of a business combination, but no specific price or terms were agreed upon.

     On February 13, 1998, Beverly and St. Paul executed a mutual confidentiality agreement to preserve the confidential nature of any proprietary information of St. Paul or Beverly disclosed during the course of discussions. Thereafter, the parties exchanged various financial and other information regarding each other.

     On February 23, 1998, the St. Paul Board of Directors met and senior management advised the Board of the status of discussions with Beverly regarding the possible business combination. Management's presentation included a detailed financial analysis and the proposed terms of the acquisition, as well as general information concerning the transaction. The Board of Directors authorized St. Paul management to pursue further discussions on the terms presented to the Board meeting.

     On March 6, 1998, Mr. Pasquinelli and Richard I. Polanek, a member of the Beverly Board of Directors, along with representatives of McDonald, met with Mr. Scully and Mr. Agnew to discuss the structure of a business combination between Beverly and St. Paul. No substantive discussion of price and terms was held. Later that day, St. Paul senior management presented a possible exchange ratio and other substantive merger terms to representatives of McDonald. On March 10, 1998, Mr. Pasquinelli and Mr. Polanek, along with representatives of McDonald, met with Messrs. Scully, Agnew and Parke, and other members of St. Paul's senior management, to discuss the financial terms of a possible business combination between Beverly and St. Paul. Although no definitive agreement was reached at that meeting, the parties determined to continue discussions based on the price and other deal terms then presented by St. Paul.

     On March 11, 1998, the Beverly Board of Directors met and Messrs. Pasquinelli and Polanek and representatives of McDonald advised the Board of the status of discussions with St. Paul regarding a possible business combination between Beverly and St. Paul. The Board of Directors authorized Beverly's senior management and McDonald to pursue further discussions with St. Paul on the financial and other terms presented and to conduct further due diligence of St. Paul. The Board based its action on the perceived level of interest by St. Paul in pursuing a transaction, the likelihood that a transaction with St. Paul would be consummated if mutually acceptable terms could be agreed upon, St. Paul's large market capitalization and excellent financial position, St. Paul's existing presence in the Chicago area, the potential synergies resulting from a business combination with St. Paul and the expectation that a negotiated transaction with St. Paul would maximize Beverly shareholder value. The Beverly Board also formally approved the retention of McDonald as Beverly's financial advisor.

     Following the March 11, 1998 Beverly Board of Directors meeting, management of Beverly advised St. Paul of its intention to continue discussions. St. Paul provided to Beverly draft documentation for the Merger.

     On March 12, 1998, St. Paul's and Beverly's management teams and financial advisors commenced detailed due diligence reviews of the other party. These reviews included, among other things, (i) meetings with senior officers to review strategic plans and objectives, (ii) analyses of financial information, projections and pro forma projections, (iii) a review of credit reports and other management reports, (iv) discussions with management regarding underwriting standards and internal financial and accounting controls, (v) sampling and review of loan files, and (vi) a review of books and records, contracts and other legal documents of the other party.

     Also during the period beginning March 12, 1998, the parties negotiated the terms of the Merger Agreement, including the related transaction documents.

     At a special meeting of the St. Paul Board of Directors held on March 13, 1998, the Board reviewed the proposed Merger Agreement and related documents, as well as financial analyses performed by St. Paul's management, including the results of management's due diligence, covering Beverly's asset quality, reserve adequacy, operations, products, markets, deposits and other liabilities, capital, historical financial performance, human resource issues, synergies, merger related costs, contingent liabilities and post-Merger combined financial performance. St. Paul's management recommended to the Board of Directors that the Merger be approved. St. Paul also consulted with its outside financial advisor, Merrill Lynch, as to certain issues concerning the Merger, including whether the Exchange Ratio is fair to St. Paul from a financial point of view. Merrill Lynch made an oral presentation to the St. Paul Board and discussed its analysis of the Merger. Merrill Lynch also gave its oral opinion as to fairness of the Exchange Ratio, from a financial point of view. See "-- Opinion of St. Paul's Financial Advisor." The St. Paul Board of Directors concluded that the Merger and the related Certificate Amendment and Share Issuance are in the best interests of St. Paul and its shareholders and approved the terms of the transaction.

     At a special meeting of the Beverly Board of Directors held on March 15, 1998, senior management presented the St. Paul proposal to the Beverly Board of Directors and reviewed with the Beverly Board of Directors the events leading up to the St. Paul proposal, including senior management's negotiations with St. Paul. Beverly's counsel reviewed the terms of the Merger Agreement and the proposed resolutions concerning the Merger and reviewed the fiduciary duties owed by the Beverly Board of Directors to Beverly's stockholders in connection with the proposed transaction. McDonald also reviewed the St. Paul proposal for the Beverly Board of Directors and provided its analyses. McDonald then formally advised the Beverly Board of Directors as to its fairness opinion and stated that, as set forth in its draft fairness opinion and subject to the provisions and qualifications thereof, McDonald concluded that the Exchange Ratio was fair to the holders of Beverly Common Stock from a financial point of view. (McDonald provided its written opinion to the same effect dated as of March 15, 1998. The fairness opinion of McDonald is attached hereto as Appendix A, and holders of Beverly Common Stock are encouraged to read that opinion carefully in its entirety. See "--Opinion of Beverly's Financial Advisor.")

     Following a review and discussion of the definitive terms of the transaction, the fairness opinion of McDonald and numerous other relevant factors (described below in "--Recommendation of the Beverly Board of Directors and Reasons for the Merger") the Beverly Board of Directors, by a unanimous vote of all directors, authorized and approved the Merger Agreement and the transactions contemplated thereby. The Board of Directors also determined that the Merger Agreement be submitted to a vote of Beverly stockholders and unanimously recommended that such stockholders approve and adopt the Merger Agreement.

     The parties executed the Merger Agreement following the Beverly Board Meeting on March 15, 1998, and publicly announced the transaction that evening.

Purpose and Effects of the Merger

     The purpose of the Merger is to enable St. Paul to acquire the assets and business of Beverly, including Beverly Bank and Beverly Trust Company. If the transactions contemplated by the Merger Agreement are completed, Beverly will be merged with and into St. Paul with St. Paul as the Surviving Corporation, Beverly Bank will be merged with and into St. Paul Bank with St. Paul Bank as the surviving bank and Beverly Trust Company will become a wholly owned subsidiary of St. Paul. Beverly Trust Company will change its name to "St. Paul Trust Company." As a result of the Merger, St. Paul will remain a savings association holding company, which means that, among other things, it will be able to continue to engage in non-banking activities such as insurance and annuity sales, and real estate development and will not be subject to bank holding company regulatory capital requirements.

     The assets and business of Beverly Bank's banking offices will broaden St. Paul's existing operations in Chicago's south and southwest suburban areas and the greater Chicago area as a whole where St. Paul currently has 53 banking offices. The expanded operations of St. Paul will include Beverly Bank's commercial banking and lending businesses, as well as Beverly's trust business. The addition of Beverly Trust Company's trust offices will strengthen St. Paul's franchise by expanding St. Paul's ability to address the financial needs of its consumer and business banking customers. The combination of Beverly's commercial and trust businesses with St. Paul's banking and related financial services is expected to present opportunity for expansion of each company's operations into the customer base of the other. St. Paul expects to achieve reductions in the current operating expenses of Beverly Bank upon the consolidation of Beverly Bank's operations into St. Paul Bank, which could result in the closing of certain of Beverly Bank's or St. Paul's existing banking offices as well as certain reductions in administrative and support personnel.

     Upon consummation of the Merger, the issued and outstanding shares of Beverly Common Stock will automatically be converted into the right to receive St. Paul Common Stock based on the Exchange Ratio. See "--Exchange Ratio."

Recommendation of the St. Paul Board of Directors and Reasons for the Merger

     The St. Paul Board has approved the Merger Agreement and has determined that the Merger is fair to, and in the best interests of, St. Paul and its stockholders. The St. Paul Board has also approved the Certificate Amendment and the Share Issuance. THE ST. PAUL BOARD RECOMMENDS THAT HOLDERS OF ST. PAUL COMMON STOCK VOTE "FOR" APPROVAL AND ADOPTION OF THE CERTIFICATE AMENDMENT AND THE SHARE ISSUANCE. In reaching its decision to approve the Merger Agreement, the St. Paul Board of Directors consulted with its outside counsel regarding the legal terms of the Merger and the St. Paul Board's fiduciary obligations in its consideration of the Merger and its financial advisor, Merrill Lynch, regarding the financial aspects and fairness, from a financial point of view, of the proposed Merger Agreement, as well as with management of St. Paul, and considered the following:

     (i) The St. Paul Board's familiarity with, and review of, the business, financial condition, results of operations and prospects of St. Paul, including, but not limited to, its potential growth, development, productivity and profitability and the business risks associated therewith;

     (ii) The current and prospective environment in which St. Paul operates, including national and local economic conditions, the highly competitive environment for financial institutions generally, the changing regulatory environment and the trend toward consolidation in the financial services industry;

     (iii) Information (including the results of its due diligence review of Beverly) concerning the business, financial condition, results of operations, asset quality and prospects of Beverly, including the Beverly franchise, the future prospects of Beverly's business, the business potential and strategic market positioning of the combined company following the proposed Merger (in particular, taking into consideration the acquisition of Beverly Bank's commercial banking and lending business, and trust operations, and the opportunity to market St. Paul's products to Beverly customers), and the potential cost savings and synergies expected from the Merger and the business risks associated therewith;

     (iv) The terms of the Merger Agreement, the Option Agreement and the transactions and agreements contemplated thereby, including, without limitation, the fact that the fixed Exchange Ratio generally provides certainty with respect to the maximum number of shares of St. Paul Common Stock that St. Paul will be required to issue in connection with the Merger and that the proposed Merger is expected to qualify as a "reorganization" for purposes of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code") and as a "pooling-of-interests" for accounting and financial reporting purposes;

     (v) The fact that Beverly's Chairman is expected to become a member of the St. Paul Board in connection with the Merger, and that Beverly Bank's Advisory Board members will serve on an advisory board to St. Paul following consummation of the Merger;

     (vi) The opinion of Merrill Lynch that the Exchange Ratio pursuant to the Merger Agreement is fair to the shareholders of St. Paul from a financial point of view (see "-- Opinion of St. Paul's Financial Advisor");

     (vii)   The likelihood of receipt of the relevant regulatory approvals;

     (viii) The compatibility with respect to businesses and management philosophies of Beverly and St. Paul;

     (ix) Information concerning the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of Beverly and St. Paul, both individually and as a combined entity, and the strategic fit of the operating philosophies of the two institutions;

     (x) The potential for revenue growth by cross-selling Beverly's high-margin financial products to the combined customer base; and

     (xi) The geographic advantages of a combination, including significant additional market penetration with few overlapping branches.

     The foregoing discussion of the information and factors considered by the St. Paul Board is not intended to be exhaustive but is believed to include all material factors considered by the St. Paul Board. In reaching its determination to approve and recommend the Merger, the St. Paul Board did not assign any relative or specific weights to the factors considered, and individual directors may have given differing weights to different factors. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement, considering, among other things, the matters discussed above and the opinion of Merrill Lynch referred to above, the St. Paul Board unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby including the Share Issuance and the Option Agreement as being fair to and in the best interests of St. Paul and its shareholders.

Recommendation of the Beverly Board of Directors and Reasons for the Merger

     The Board of Directors of Beverly has approved the Merger Agreement and has determined that the Merger is fair to, and in the best interests of, Beverly and its shareholders. THE BEVERLY BOARD OF DIRECTORS RECOMMENDS THAT HOLDERS OF BEVERLY COMMON STOCK VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER PROVIDED FOR THEREIN. The Beverly Board of Directors believes that the Merger will enable holders of Beverly Common Stock to realize increased value due to the premium over market price, net income per share and book value per share of Beverly Common Stock. The Beverly Board of Directors also believes that the Merger may enable Beverly shareholders to participate in opportunities for appreciation of St. Paul Common Stock. See "-- Opinion of Beverly Financial Advisor" below. In reaching its decision to approve the Merger Agreement, the Beverly Board consulted with its outside counsel regarding the legal terms of the Merger and the Beverly Board's fiduciary obligations in its consideration of the proposed merger, its financial advisor, McDonald, regarding the financial aspects and fairness, from a financial point of view, of the proposed Merger Agreement, as well as with the management of Beverly and, without assigning any relative or specific weight, considered the following, which are all of the material factors considered, both from a short-term and long-term perspective:

     (i) information concerning the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of Beverly and St. Paul, both individually and as a combined entity, and the strategic fit of the operating philosophies of the two institutions;

     (ii) the potential for revenue growth by cross-selling Beverly's high-margin financial products to the combined customer base;

     (iii) the potential for increased fee generation through the application of Beverly and St. Paul's ATM fees and loan servicing fees to the combined customer base;

     (iv) the geographic advantages of a combination, including significant additional market penetration with few overlapping branches;

     (v) the current and prospective economic and competitive environments facing Beverly and other financial institutions characterized by intensifying competition from both banks and nonbank financial services organizations, the increasing necessity for strong fee-based income-producing components within a bank holding company, and the growing costs associated with regulatory compliance in the banking industry;

     (vi) the belief that the combined company would be well-positioned to grow through possible future acquisitions or expansions, while not being so large as to diminish its attractiveness as a possible acquisition candidate;

     (vii) the opinion by McDonald to the effect that, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to Beverly's stockholders (see "--Opinion of Beverly's Financial Advisor");

     (viii) a comparison of the terms and conditions of the Merger Agreement and the other documents relating to the Merger to the terms customary in similar transactions, which terms and conditions were viewed as providing an equitable basis for the Merger from the standpoint of Beverly;

     (ix) the continuing participation of one of Beverly's directors on the St. Paul Board of Directors and the participation of Beverly's advisory council members as members of advisory boards of St. Paul; and

     (x) the impact of the Merger on Beverly's depositors and customers in terms of the wider range of products and services that will be available from a strong and sound Surviving Corporation, and on the communities which Beverly currently serves in terms of the enhanced strength and accessibility of the combined franchise.

     The Beverly Board of Directors' analysis of the foregoing factors included the following considerations, which the Beverly Board of Directors concluded would present the potential for increased stockholder value in the future and which weighed in favor of a business combination with St. Paul: (i) the belief that the Merger would enable Beverly's stockholders to receive stock in, and thereby participate in, a high quality combined company that should benefit from enhanced operating efficiencies and better penetration of commercial and consumer banking markets, and (ii) the less attractive strategic alternatives available to Beverly in light of the continuing trend of bank consolidations (such as an acquisition of one or more other banking institutions or continued growth as an independent company).

     The foregoing discussion of the information and factors considered by the Beverly Board is not intended to be exhaustive but is believed to include all material factors considered by the Beverly Board. In reaching its determination to approve and recommend the Merger, the Beverly Board did not assign any relative or specific weights to the factors considered, and individual directors may have given differing weights to different factors. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement, considering, among other things, the matters discussed above and the opinion of McDonald referred to above, the Beverly Board unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby as being fair to and in the best interests of Beverly and its stockholders.

Opinion of St. Paul's Financial Advisor

     On March 12, 1998, St. Paul engaged Merrill Lynch to act as its exclusive financial advisor in connection with the Merger. Pursuant to the terms of its engagement, Merrill Lynch agreed to assist St. Paul in analyzing, structuring, negotiating and effecting an acquisition transaction with Beverly. St. Paul selected Merrill Lynch because Merrill Lynch is a nationally recognized investment banking firm with substantial experience in transaction similar to the Merger and was familiar with St. Paul and its business. As part of its investment banking business, Merrill Lynch is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions.

     As part of its engagement, representatives of Merrill Lynch were present at the meeting of the St. Paul Board of Directors (the "St. Paul Board") held on March 13, 1998 at which the St. Paul Board considered the Merger and approved the Merger Agreement. At that meeting, Merrill Lynch rendered its oral opinion that, as of such date, the Exchange Ratio was fair to St. Paul from a financial point of view. Such opinion was reconfirmed in writing as of March 15, 1998 and again as of the date of this Joint Proxy Statement/Prospectus.

     The full text of Merrill Lynch's written opinion ( the "Merrill Lynch Opinion"), dated as of the date of this Joint Proxy Statement/Prospectus, is attached hereto as Appendix B and is incorporated herein by reference. The description of the Merrill Lynch Opinion set forth herein is qualified in its entirety by reference to the full text of the Merrill Lynch Opinion set forth in Appendix B. St. Paul shareholders are urged to read the Merrill Lynch Opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken, by Merrill Lynch in connection therewith.

     THE MERRILL LYNCH OPINION IS DIRECTED TO THE ST. PAUL BOARD AND ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO TO ST. PAUL. IT DOES NOT ADDRESS THE MERITS OF THE UNDERLYING BUSINESS DECISION OF ST. PAUL TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY ST. PAUL SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE ST. PAUL MEETING WITH RESPECT TO THE MERGER OR ANY OTHER MATTER IN CONNECTION THEREWITH.

     Merrill Lynch has informed St. Paul that in arriving at its written opinion, Merrill Lynch, among other things: (1) reviewed certain publicly-available business and financial information relating to St. Paul and Beverly;
(2) reviewed certain information, including financial forecasts related to the businesses, earnings, assets, liabilities and prospects of St. Paul and Beverly furnished to Merrill Lynch by senior management of St. Paul, as well as the amount and timing of cost savings and related expenses and revenue enhancements expected to result from the Merger (the "Expected Synergies"); (3) conducted discussions with members of the senior management of St. Paul and Beverly concerning the foregoing, including the respective businesses, prospects, regulatory conditions and contingencies of St. Paul and Beverly before and after giving effect to the Merger and the Expected Synergies; (4) reviewed the market prices and valuation multiples for St. Paul Common Stock and Beverly Common Stock and compared them with those of certain publicly-traded companies which Merrill Lynch deemed to be relevant; (5) reviewed the results of operations of St. Paul and Beverly and compared them with those of certain publicly-traded companies which Merrill Lynch deemed to be relevant; (6) compared the proposed financial terms of the Merger with the financial terms of certain other transactions which Merrill Lynch deemed to be relevant; (7) reviewed the potential pro forma impact of the Merger; (8) reviewed a draft of the Merger Agreement; and (9) reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including an assessment of general economic, market and monetary conditions.

     In connection with rendering the Merrill Lynch Opinion, Merrill Lynch performed a variety of financial analyses, including those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by Merrill Lynch in this regard, although it describes all material analyses performed by Merrill Lynch in connection therewith. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the separate analyses summarized below, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all such analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete view of the evaluation process underlying the Merrill Lynch Opinion.

     In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of St. Paul or Beverly. The analyses performed by Merrill Lynch are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Merrill Lynch's analysis of the fairness of the Exchange Ratio to St. Paul from a financial point of view and were provided to the St. Paul Board in connection with the delivery of the Merrill Lynch Opinion. Merrill Lynch gave the various analyses described below similar weight and did not draw any specific conclusions from or with regard to any one method or analysis. With respect to the comparison of selected comparable companies analysis and the analysis of selected bank merger transactions summarized below, no public company utilized as a comparison is identical to St. Paul or Beverly and no transaction is identical to the Merger. Accordingly, an analysis of publicly-traded comparable companies and comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or announced merger transaction values, as the case may be, of St. Paul, Beverly and the companies to which they are being compared. The analyses do not purport to be appraisals or to reflect the prices at which St. Paul or Beverly might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described below, the Merrill Lynch Opinion was one of many factors taken into consideration by the St. Paul Board in making its determination to approve the Merger Agreement. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the St. Paul Board or St. Paul's management with respect to the Merger.

     In preparing the Merrill Lynch Opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available. Merrill Lynch has not assumed responsibility for independently verifying such information, has not undertaken an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of St. Paul or Beverly or any of their subsidiaries and was not furnished with any such evaluation or appraisal. Merrill Lynch is not an expert in the evaluation of allowances for credit or loan losses and has not made an independent evaluation of the adequacy of the allowances for credit or loan losses of St. Paul or Beverly, nor has Merrill Lynch reviewed any individual credit or loan files relating to St. Paul or Beverly and, as a result, Merrill Lynch has assumed that the aggregate allowance for credit or loan losses for both of St. Paul and Beverly is adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Merrill Lynch has not assumed any obligation to conduct, nor has it conducted, any physical inspection of the properties or facilities of St. Paul or Beverly. With respect to financial forecast information, including, without limitation, financial forecasts, evaluations of contingencies and projections of under-performing and non-performing assets, net charge-offs, adequacy of reserves and future economic conditions and Expected Synergies, furnished to or discussed with Merrill Lynch by St. Paul or Beverly, Merrill Lynch has, with St. Paul's consent, assumed that they have been reasonably prepared and reflect the best currently available estimates, allocations and judgments of the senior management of St. Paul and Beverly as to the expected performance of St. Paul, Beverly or the combined entity, as the case may be, and the Expected Synergies and expressed no opinion as to such financial forecast information or the Expected Synergies or the assumptions upon which they were based. The Merrill Lynch Opinion is predicated on the Merger receiving the tax and accounting treatment contemplated in the Merger Agreement and was necessarily based on economic, market and other conditions as in effect on, and the information made available to Merrill Lynch, as of the date thereof.

     Merrill Lynch has also assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any amendments or modifications, will be imposed that will have a material adverse affect on the contemplated benefits of the Merger, including the Expected Synergies. The Merrill Lynch Opinion was also rendered without regard to the necessity for, or level of, any obligations, undertakings or divestitures which may be imposed or required in the course of obtaining regulatory approvals for the Merger.

     The projections furnished to Merrill Lynch and used by it in certain of its analyses were prepared by the senior management of St. Paul. St. Paul does not publicly disclose internal management projections of the type provided to Merrill Lynch in connection with its review of the Merger, and as a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions, and accordingly, actual results could vary significantly from those set forth in such projections.

     The following is a summary of the material analyses of Merrill Lynch in connection with the Merrill Lynch Opinion.

     Summary of Proposal. Merrill Lynch reviewed the terms of the proposed transaction, including the Exchange Ratio and the aggregate transaction value. Based upon the closing price of St. Paul Common Stock of $26.625 on March 12, 1998, Merrill Lynch calculated an implied transaction value per share of Beverly of $28.30 and an implied total transaction value of $171.4 million. Based on this implied transaction value, Merrill Lynch calculated the price to fully diluted adjusted book value (adjusted for the elimination of $2.648 million in officers stockholders note receivable), price to fully diluted adjusted tangible book value (adjusted for the elimination of $2.648 million in officers stockholders note receivable), implied deposit premium (defined as the transaction value minus the adjusted tangible book value divided by total deposits), price to 1998 and 1999 estimated earnings (based on St. Paul management estimates) multiples, price to trailing twelve months earnings per share, price as premium to March 12, 1998 closing price, price to 30-day average price and price as premium to 52-week high price for Beverly in the Merger. This analysis yielded a price to fully diluted adjusted book value multiple of 2.40x, a price to fully diluted adjusted tangible book value multiple of 2.42x, an implied deposit premium of 17.13%, a price to projected 1998 and 1999 earnings (based on St. Paul management estimates) multiple of 22.18x and 21.17x, respectively, a price to trailing twelve months earnings per share multiple of 24.40x, a price as a premium to March 12, 1998 closing price of 23.5%, a price as a premium to 30-day average price of 19.7% and a price as a premium to 52-week high price of 11.5%.

     Pro Forma Merger Analysis. Based on projections provided by St. Paul, Merrill Lynch analyzed certain pro forma effects of the Merger. Assuming a price per share of St. Paul Common Stock of $26.625, this analysis indicated that the transaction would be accretive to projected earnings per share of St. Paul Common Stock in the 12 month period following the closing, and that the Merger would be dilutive to St. Paul's book value and tangible book value per share. In this analysis, Merrill Lynch assumed that St. Paul performed in accordance with the earnings forecasts and Expected Synergies provided to Merrill Lynch by St. Paul's senior management. Merrill Lynch also assumed fully phased-in Expected Synergies of $5.80 million in 1999.

     Discounted Dividend Stream Analysis - Beverly. Using a discounted dividend stream analysis, Merrill Lynch estimated the present value of the future streams of after-tax cash flows that Beverly could produce on a stand-alone basis from 1998 through 2003 and distribute to shareholders ("dividendable net income") assuming pre-tax Expected Synergies of $5.8 million in 1999 and an pre-tax restructuring charge of $11.5 million in 1998. Merrill Lynch assumed that Beverly performed in accordance with earnings forecasts provided to Merrill Lynch by St. Paul's senior management and that Beverly's tangible common equity to tangible asset ratio would be maintained at a minimum 5.5% level. Merrill Lynch estimated the terminal values for the Beverly's Common Stock at 14.00 to 16.00 times Beverly's 2003 estimated operating income (defined as net income before amortization of intangibles). The dividendable net income streams and terminal values were then discounted to present values using different discount rates (ranging from 12.0% to 13.0%) chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Beverly Common Stock. This discounted dividend stream analysis indicated a net present value per share of Beverly Common Stock reference range of $28.23 to $31.95. As indicated above, this analysis was based on St. Paul senior management estimates and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Merrill Lynch noted that the discounted dividend stream analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

     Analysis of Selected Bank Merger Transactions - Beverly. Merrill Lynch reviewed publicly available information regarding selected bank merger transactions with a value greater than $100 million and less than $500 million which had occurred in the United States since January 1, 1998 that it deemed to be relevant. Merrill Lynch compared the price to book value, price to tangible book value, price to trailing twelve months' earnings and the implied deposit premium paid in the Merger and in such selected bank merger transactions. This analysis yielded a range of (i) price to book value multiples of 1.73x to 4.88x with a mean of 3.20x (compared with a transaction multiple of 2.40x for Beverly in the Merger), (ii) price to tangible book value multiples of 1.73x to 4.88x with a mean of 3.42x (compared with a transaction multiple of 2.42x for Beverly in the Merger), (iii) price to trailing twelve months' earnings multiples of 15.26x to 31.25x with a mean of 23.20x (compared with a transaction multiple of 24.40x for Beverly in the merger), and (iv) implied deposit premiums paid in the merger of 15.84% to 49.05% with a mean of 29.87% (compared with an implied deposit premium of 17.13% for Beverly in the Merger).

     No company or transaction used in the above analysis as a comparison is identical to Beverly or the Merger, respectively. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or announced merger transaction values, as the case may be, of the companies to which they are being compared.

     Comparison of Selected Comparable Companies - Beverly. In connection with the Merrill Lynch Opinion, Merrill Lynch reviewed and compared selected operating and stock market results of Beverly to the publicly available corresponding data of certain other companies which Merrill Lynch deemed to be relevant, including Allegiant Bancorp Inc., ANB Corp., Capitol Bancorp Ltd., CoVest Bancshares Inc., Franklin Bank NA, German American Bancorp, Lakeland Financial Corp., Northern States Financial Corp., Princeton National Bancorp, Peoples Bank of Indianapolis, Southside Bancshares Corp., and UnionBancorp Inc. (collectively, the "Beverly Composite"). This comparison showed, among other things, that as for the quarter ended December 31, 1997 (i) Beverly's net interest margin was 4.61% compared to a mean 4.35% for the Beverly Composite,
(ii) Beverly's efficiency ratio (defined as noninterest expense divided by the sum of noninterest income and net interest income before provision for loan losses) was 67.71% compared to a mean of 60.15% for the Beverly Composite, (iii) Beverly's return on average assets was 1.05% compared to a mean of 1.03% for the Beverly Composite, and (iv) Beverly's return on average equity was 10.24% compared to a mean of 11.80% for the Beverly Composite. This comparison also indicated that (i) at December 31, 1997, (A) Beverly's ratio of tangible equity to tangible assets was 10.13% compared to a mean of 8.20% for the Beverly Composite, (B) Beverly's ratio of equity to assets was 10.23% compared with a mean of 8.76% for the Beverly Composite, (C) Beverly's Tier I Capital ratio was 15.52% compared with a mean of 13.13% for the Beverly Composite, (D) Beverly's ratio of nonperforming loans to total loans was 0.50% compared with a mean of 0.43% for the Beverly Composite, (E) Beverly's ratio of nonperforming assets to total assets was 0.37% compared with a mean of 0.45% for the Beverly Composite, (F) Beverly's ratio of loan loss reserves to nonperforming assets was 171.51% compared with a mean of 280.88% for the Beverly Composite, (G) Beverly's ratio of loan loss reserves to nonperforming loans was 201.04% compared with a mean of 304.03% for the Beverly Composite, (ii) assuming a Beverly stock price of $22.919 (A) the ratio of Beverly's market price to estimated earnings for the twelve month period ending December 31, 1998 was 17.96x compared to a mean of 18.54x and for the Beverly Composite (assuming reported average earnings estimates based on data from First Call for the Beverly Composite and assuming management estimates for Beverly), (B) Beverly's ratio of market price to estimated earnings for the twelve month period ending December 31, 1999 was 17.14x compared to a mean of 16.58x for the Beverly Composite, (C) Beverly's ratio of market price to book value per share at December 31, 1997 was 1.98x compared to a mean of 2.25x for the Beverly Composite, (D) Beverly's ratio of market price to tangible book value per share at December 31, 1997 was 2.00x compared to a mean of 2.48x for the Merrill
Lynch -Beverly Composite, and (E) Beverly's dividend yield was 1.52% compared to a mean of 1.49% for the Beverly Composite.

     Discounted Dividend Stream Analysis - St. Paul. Using a discounted dividend stream analysis, Merrill Lynch estimated St. Paul's dividendable net income. In this analysis, Merrill Lynch assumed that St. Paul performed in accordance with the earnings forecasts provided to Merrill Lynch by St. Paul's senior management and that St. Paul's tangible common equity to tangible asset ratio would be maintained at a minimum 5.50% level. Merrill Lynch estimated the terminal values for the St. Paul Common Stock at 14.00 to 16.00 times St. Paul's 2003 estimated operating income (defined as net income before amortization of intangibles). The dividendable net income streams and terminal values were then discounted to present values using different discount rates (ranging from 12.0% to 13.0%) chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of St. Paul Common Stock. This discounted dividend stream analysis indicated a net present value per share reference range of $23.36 to $26.32. As indicated above, this analysis was based on St. Paul senior management estimates and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Merrill Lynch noted that the discounted dividend stream analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

     Comparison of Selected Comparable Companies - St. Paul. Merrill Lynch compared selected operating and stock market results of St. Paul to the publicly available corresponding data of certain other companies which Merrill Lynch deemed to be relevant, including ALBANK Financial Corp., Washington Federal Inc., Sovereign Bancorp Inc., Peoples Bank (MHC), People's Heritage Financial Group, Charter One Financial, Commercial Federal, MAF Bancorp, and Webster Financial Corp.(collectively the "St. Paul Composite"). This comparison showed, among other things, that as for the quarter ended December 31, 1997 (i) St. Paul's net interest margin was 2.82% compared with a mean 3.29% for the St. Paul Composite, (ii) St. Paul's efficiency ratio (defined as noninterest expenses divided by the sum of noninterest income and net interest income before provision for loan losses) was 61.85% compared with a mean of 54.27% for St. Paul Composite, (iii) St. Paul's return on average assets was 1.07% compared to a mean of 1.10% for the St. Paul Composite, and (iv) St. Paul's return on average equity was 11.87% compared to a mean of 14.40% for the St. Paul Composite. This comparison also indicated that (i) at December 31, 1997, (A) St. Paul's ratio of tangible equity to tangible assets was 9.15% compared to a mean of 6.83% for the St. Paul Composite, (B) St. Paul's ratio of equity to assets was 9.17% compared with a mean of 7.69% for the St. Paul Composite, (C) St. Paul's Core Capital ratio was 15.86% compared with a mean of 12.66% for the St. Paul Composite, (D) St. Paul's ratio of nonperforming loans to total loans was 0.20% compared with a mean of 0.72% for the St. Paul Composite, (E) St. Paul's ratio of nonperforming assets to total assets was 0.17% compared with a mean of 0.60% for the St. Paul Composite, (F) St. Paul's ratio of loan loss reserves to nonperforming assets was 431.88% compared with a mean of 124.49% for the St. Paul Composite, (G) St. Paul's ratio of loan loss reserves to nonperforming loans was 533.34% compared with a mean of 150.45% for the St. Paul Composite, (ii) assuming a St. Paul share price of $26.625 (A) the ratio of St. Paul's market price to estimated earnings for the twelve month period ending December 31, 1998 was 18.36x compared to a mean of 15.77x for the St. Paul Composite (assuming reported average earnings estimates based on data from First Call for the St. Paul Composite and assuming management estimates for St. Paul),
(B) St. Paul's ratio of market price to estimated earnings for the twelve month period ending December 31, 1999 was 17.18x compared to a mean of 14.25x for the St. Paul Composite), (C) St. Paul's ratio of market price to book value per share at December 31, 1997 was 2.18x compared to a mean of 2.41x for the St. Paul Composite, (D) St. Paul's ratio of market price to tangible book value per share at December 31, 1997 was 2.18x compared to a mean of 2.76x for the St. Paul Composite, and (E) St. Paul's dividend yield was 1.50% compared to a mean of 1.49% for the St. Paul Composite.

     In connection with the Merrill Lynch Opinion (dated as of the date of this Proxy Statement), Merrill Lynch performed procedures to update, as necessary, certain of the analyses described above and reviewed the assumptions on which such analyses described above were based and the factors considered in connection therewith. Merrill Lynch did not perform any analyses in addition to those described above in updating the Merrill Lynch Opinion.

     Merrill Lynch has been retained by the St. Paul Board as an independent contractor to act as financial advisor to St. Paul in connection with the Merger. Merrill Lynch is a nationally recognized investment banking firm which, among other things, regularly engages in the valuation of businesses and securities, including financial institutions, in connection with mergers and acquisitions. In addition, within the past two years, Merrill Lynch has provided financial advisory, investment banking and other services to St. Paul and has received fees of approximately $50,000 for rendering such services. Merrill Lynch and its affiliates may trade debt and/or equity securities of St. Paul or Beverly for their own accounts and for the accounts of customers and, accordingly, may from time to time hold a long or short position in such securities.

     St. Paul and Merrill Lynch have entered into a letter agreement dated February 12, 1998 relating to the services to be provided by Merrill Lynch in connection with the Merger. St. Paul has agreed to pay Merrill Lynch fees as follows: (i) a cash fee of $200,000, which was paid upon the execution of the Merger Agreement and, (ii) a cash fee of $200,000 payable upon the mailing of this Joint Proxy Statement/Prospectus. In such letter agreement, St. Paul also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with its advisory work, including the reasonable fees and disbursements of its legal counsel, and to indemnify Merrill Lynch against certain liabilities relating to or arising out of the Merger, including liabilities under the securities laws.

Opinion of Beverly's Financial Advisor

     Merger - General. Pursuant to an engagement letter dated March 11, 1998 between Beverly and McDonald, Beverly retained McDonald to act as its financial advisor in connection with the Merger and related matters. As part of its engagement, McDonald agreed, if requested by Beverly, to render an opinion with respect to the fairness, from a financial point of view, to Beverly shareholders of the consideration to be received by Beverly in the Merger. McDonald is a nationally recognized specialist in the financial services industry, in general, and in Midwestern banks and thrifts in particular. McDonald is regularly engaged in evaluations of similar businesses and in advising institutions with regard to mergers and acquisitions, as well as raising debt and equity capital for such institutions. Beverly selected McDonald as its financial advisor based upon its qualifications, expertise and reputation in such capacity.

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

     At the March 15, 1998 meeting of the Beverly Board, McDonald delivered its opinion that the consideration to be received by Beverly in the Merger (the amount of which was determined by Beverly and St. Paul on the basis of arm's-length negotiation between Beverly and St. Paul), was fair to Beverly shareholders, from a financial point of view, as of March 15, 1998. McDonald also delivered to the Beverly Board a written opinion dated as of March 15, 1998 and has included as part of this Joint Proxy Statement/Prospectus a letter confirming its opinion as of the date of this Joint Proxy Statement/Prospectus. No limitations were imposed by Beverly on McDonald with respect to the investigations made or the procedures followed in rendering its opinion.

     The full text of McDonald's written opinion to the Beverly Board, dated as of March 15, 1998, which sets forth the assumptions made, matters considered and extent of review by McDonald, is attached hereto as Appendix A and is incorporated herein by reference and should be read carefully and in its entirety in conjunction with this Joint Proxy Statement/Prospectus. The following summary of McDonald's opinion is qualified in its entirety by reference to the full text of the opinion. McDonald's opinion is addressed to the Beverly Board and does not constitute a recommendation to any shareholder of Beverly as to how such shareholder should vote at the Beverly Special Meeting.

     In connection with its opinion, McDonald has, among other things: (i) reviewed the Merger Agreement and other related documents and this Joint Proxy Statement/Prospectus; (ii) reviewed certain historical business and financial information relating to Beverly and St. Paul; (iii) reviewed other pertinent internally generated reports with regard to the separate businesses and prospects of Beverly and St. Paul including, among other things, the strategic objectives of each corporation and the potential benefits which might be realized through consummation of the Merger; (iv) participated in senior management discussions between Beverly and St. Paul with regard to said strategic objectives which might be realized through consummation of the Merger;
(v) reviewed public information regarding other selected comparable publicly traded companies deemed relevant to the proposed business combination; (vi) reviewed the financial terms and data of selected comparable combinations between banks and bank or thrift holding companies deemed relevant to the proposed business combination; (vii) reviewed the historical market performance and trading volume of Beverly Common Stock and St. Paul Common Stock; (viii) reviewed certain information pertaining to prospective cost savings and/or revenue enhancements relative to the proposed business combination; (ix) reviewed and evaluated the current stock distribution and ownership of Beverly Common Stock and St. Paul Common Stock, as well as the pro forma distribution and ownership following consummation of the Merger, based upon the contribution of, among other things, Beverly's assets, liabilities, shareholders' equity and earnings to the combined entity; and (x) conducted such other financial studies, analyses and investigations as McDonald deemed appropriate. The oral and written opinions provided by McDonald to Beverly were necessarily based upon economic, monetary, financial market and other relevant conditions as of the dates thereof.

     In connection with its review and arriving at its opinion, McDonald relied upon the accuracy and completeness of the financial information and other pertinent information provided by Beverly to McDonald for purposes of rendering its opinion. McDonald did not assume any obligation to independently verify any of the provided information as being complete and accurate in all material respects. With regard to the financial forecasts established and developed for Beverly and St. Paul with the input of the respective managements, as well as projections of cost savings, revenue enhancements and operating synergies, McDonald assumed that these materials had been reasonably prepared on bases reflecting the best available estimates and judgments of Beverly and St. Paul as to the future performance of the separate and combined entities and that the projections provided a reasonable basis upon which McDonald could formulate its opinion. Neither Beverly nor St. Paul publicly discloses such internal management projections of the type utilized by McDonald in connection with McDonald's role as financial advisor to Beverly with respect to review of the Merger. Therefore, such projections cannot be assumed to have been prepared with a view towards public disclosure. The projections were based upon numerous variables and assumptions that are inherently uncertain, including, but notwithstanding, factors relative to the general economic and competitive conditions facing Beverly and St. Paul. Accordingly, actual results could vary significantly from those set forth in the respective projections.

     McDonald does not claim to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect thereto and therefore assumes that such allowances for Beverly and St. Paul are adequate to cover such losses. In addition, McDonald does not assume responsibility for the review of individual credit files, did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of Beverly or St. Paul, nor was McDonald provided with such appraisals. Furthermore, McDonald assumes that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any waiver of any material terms or conditions by Beverly and that obtaining the necessary regulatory approvals for the Merger will not have an adverse effect on either separate institution or combined entity. Moreover, in each analysis that involves per share data for Beverly, McDonald adjusted the data to reflect full dilution, i.e., the exercise of all outstanding options and/or warrants (utilizing the treasury stock method). In particular, McDonald assumes that the Merger will be recorded as a "pooling-of-interests" in accordance with generally accepted accounting principles.

     In connection with rendering its opinion to the Beverly Board, McDonald performed a variety of financial and comparative analyses which are briefly summarized below. Such summary of analyses does not purport to be a complete description of the analyses performed by McDonald. Moreover, McDonald believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete understanding of the scope of the process underlying the analyses and, more importantly, the opinion derived from them. The preparation of a financial advisor's opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, McDonald also accounted for the assessment of general economic, financial market and other financial conditions. Furthermore, McDonald drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in McDonald's analyses were not necessarily indicative of future results or values which may significantly diverge more or less favorably from such estimates. Estimates of company valuations do not purport to be appraisals or necessarily reflect the prices at which companies or their respective securities actually may be sold. Most notably, none of the analyses performed by McDonald was assigned a greater significance by McDonald than any other in deriving its opinion.

     The following is a summary of the material analyses presented by McDonald to the Beverly Board of Directors on March 15, 1998 in connection with its fairness opinion.

     Comparable Company Analysis. McDonald reviewed and compared actual stock market data and actual and estimated selected financial information for Beverly with corresponding information for 21 publicly traded Midwestern banks with assets between $500 million and $1 billion (the "Beverly Peer Group"). The Beverly Peer Group included: Independent Bank Corporation, Ionia, MI; Wintrust Financial Corporation, Lake Forest, IL; Old Second Bancorp, Inc., Aurora, IL; National City Bancorporation, Minneapolis, MN; Second Bancorp, Incorporated, Warren, OH; Shoreline Financial Corporation, Benton Harbor, MI; Merchants Bancorp, Inc., Aurora, IL; First Oak Brook Bancshares, Inc., Oak Brook, IL; Michigan Financial Corporation, Marquette, MI; Mahoning National Bancorp Inc., Youngstown, OH; Ambanc Corp., Vincennes, IN; Peoples Bancorp Inc., Marietta, OH; Lakeland Financial Corporation, Warsaw, IN; Capitol Bancorp Ltd., Lansing, MI; UnionBancorp, Inc., Ottawa, IL; Peoples Bank of Indianapolis, Indianapolis, IN; CoVest Bancshares, Inc., Des Plaines, IL; Allegiant Bancorp, Inc., Clayton, MO; Southside Bancshares Corp., St. Louis, MO; ANB Corporation, Muncie, IN; and Franklin Bank, N.A., Southfield, MI.

     The analysis of the Beverly Peer Group indicated, among other things, that, based on market prices as of March 13, 1998 and the latest publicly available financial data based on December 31, 1997 or September 30, 1997: (i) the mean and median multiples of price to respective last twelve months' earnings were 21.1x and 20.4x, respectively, as compared to 22.8x for Beverly; (ii) the mean and median multiples of price to estimated 1998 earnings were 17.8x and 17.9x, respectively, as compared to 18.8x for Beverly; (iii) the mean and median multiples of price to estimated 1999 earnings were 16.7x and 17.1x, respectively, as compared to 17.6x for Beverly, based on a McDonald estimate;
(iv) the mean and median multiples of price to book value were 231% and 228%, respectively, as compared to 215% for Beverly; (v) the mean and median multiples of price to tangible book value were 257% and 240%, respectively, as compared to 218% for Beverly; (vi) the mean and median dividend yields were 1.5% and 1.6%, respectively, as compared to 1.4% for Beverly; (vii) the mean and median return on average assets ("ROAA") for the last twelve months were 1.00% and 1.03%, respectively, as compared to 1.02% for Beverly; (viii) the mean and median return on average equity ("ROAE") for the last twelve months were 11.56% and 11.96%, respectively, as compared to 10.26% for Beverly; (ix) the mean and median ratios of tangible equity to tangible assets were 8.28% and 8.16%, respectively, as compared to 10.26% for Beverly; (x) the mean and median ratios of non-performing assets to assets were both 0.39%, as compared to 0.37% for Beverly; (xi) the mean and median ratios of loan loss reserves to non-performing loans were 302% and 227%, respectively, as compared to 201% for Beverly; and
(xii) the mean and median efficiency ratios for the last twelve months were 63.7% and 62.4%, respectively, as compared to 72.1% for Beverly.

     McDonald also reviewed and compared actual stock market data and actual and estimated selected financial information for St. Paul with corresponding information for 10 publicly traded Midwestern thrifts with assets between $1 billion and $10 billion (the "St. Paul Peer Group"). The St. Paul Peer Group included: Commercial Federal Corporation, Omaha, NE; MAF Bancorp, Inc., Clarendon Hills, IL; Flagstar Bancorp, Inc., Bloomfield Hills, MI; Anchor BanCorp Wisconsin, Inc., Madison, WI; D & N Financial Corporation, Hancock, MI; First Indiana Corporation, Indianapolis, IN; St. Francis Capital Corporation, Brookfield, WI; First Federal Capital Corp., La Crosse, WI; Alliance Bancorp, Inc., Hinsdale, IL; and Jefferson Savings Bancorp, Inc., Ballwin, MO.

     The analysis of the St. Paul Peer Group indicated, among other things, that, based on market prices as of March 13, 1998 and the latest publicly available financial data based on December 31, 1997 or September 30, 1997: (i) the mean and median multiples of price to respective last twelve months' earnings were both 18.6x, as St. Paul was also 18.6x; (ii) the mean and median multiples of price to estimated 1998 earnings were 17.1x and 16.4x, respectively, as compared to 18.2x for St. Paul; (iii) the mean and median multiples of price to estimated 1999 earnings were 16.0x and 15.2x, respectively, as compared to 17.1x for St. Paul; (iv) the mean and median multiples of price to book value were 231% and 237%, respectively, as compared to 216% for St. Paul; (v) the mean and median multiples of price to tangible book value were 248% and 253%, respectively, as compared to 217% for St. Paul;
(vi) the mean and median dividend yields were both 1.1%, as compared to 1.5% for St. Paul; (vii) the mean and median ROAA for the last twelve months were 0.95% and 0.92%, respectively, as compared to 1.09% for St. Paul; (viii) the mean and median ROAE for the last twelve months were 13.32% and 13.85%, respectively, as compared to 12.25% for St. Paul; (ix) the mean and median ratios of tangible equity to tangible assets were 7.05% and 6.75%, respectively, as compared to 9.17% for St. Paul; (x) the mean and median ratios of non-performing assets to assets were 0.83% and 0.50%, respectively, as compared to 0.17% for St. Paul;
(xi) the mean and median ratios of loan loss reserves to non-performing loans were 166% and 181%, respectively, as compared to 533% for St. Paul; and (xii) the mean and median efficiency ratios for the last twelve months were 58.4% and 59.0%, respectively, as compared to 56.6% for St. Paul.

     Comparable Transactions Analysis. McDonald reviewed and compared actual information for comparable pending or closed transactions it deemed pertinent to the Merger, including: (i) 27 bank merger and/or acquisition transactions with seller's assets between $500 million and $1 billion (the "Nationwide Transactions"); and (ii) six Midwestern bank merger and/or acquisition transactions with seller's assets between $500 million and $1 billion (the "Midwestern Transactions").

     The Nationwide Transactions were (seller in italics): First Security Corp, Salt Lake City, UT/ California State Bank, West Covina, CA; Cullen/Frost Bankers, San Antonio, TX/Overton Bancshares, Fort Worth, TX; Union Planters Corp, Memphis, TN/Merchants Bancshares, Houston, TX; BB&T Corp, Winston-Salem, NC/Franklin Bancorp, Washington, DC; Regions Financial, Birmingham, AL/First State Corp, Albany, GA; F&M Bancorporation, Kaukauna, WI/BancSecurity Corp., Marshalltown, IA; FirstMerit Corp, Akron, OH/CoBancorp, Inc., Elyria, OH; United Bankshares, Charleston, WV/George Mason Bankshares, Fairfax, VA; Fulton Financial Corp, Lancaster, PA/Keystone Heritage Group, Lebanon, PA; Commercial Federal, Omaha, NE/Liberty Financial, West Des Moines, IA; Mercantile Bancorporation, St. Louis, MO/Horizon Bancorp, Arkadelphia, AR; Hibernia Corporation, New Orleans, LA/ArgentBank, Thibodaux, LA; Western Bancorp, Laguna Niguel, CA/Santa Monica Bank, Santa Monica, CA; Zions Bancorp, Salt Lake City, UT/Vectra Banking Corp, Denver, CO; Zions Bancorp, Salt Lake City, UT/GB Bancorporation, San Diego, CA; Wachovia Corp, Winston-Salem, NC/1st United Bancorp, Boca Raton, FL; Western Bancorp, Laguna Niguel, CA/SC Bancorp, Downey, CA; Area Bancshares Corp, Owensboro, KY/Cardinal Bancshares, Lexington, KY; Pacific Century Financial, Honolulu, HI/CU Bancorp, Encino, CA; Citizens Banking Corp, Flint, MI/CB Financial Corp, Jackson, MI; Popular, Inc., San Juan, PR/Roig Commercial Bank, Humacao, PR; First Virginia Banks, Falls Church, VA/Premier Bankshares, Bluefield, VA; First Commercial Corp, Little Rock, AR/Southwest Bancshares, Jonesboro, AR; Park National Corp, Newark, OH/First-Knox Banc Corp, Mount Vernon, OH; Huntington Bancshares, Columbus, OH/Citi-Bancshares, Leesburg, FL; Summit Bancorp, Princeton, NJ/BMJ Financial, Bordentown, NJ; and Regions Financial, Birmingham, AL/Allied Bankshares, Thomson, GA.

     The analysis of the Nationwide Transactions indicated, among other things, that, based on the announced transaction value: (i) the mean and median multiples of transaction value to the last twelve months' earnings were 21.7x and 21.4x, respectively, as compared to an implied valuation of 24.4x for Beverly earnings in this transaction; (ii) the mean and median ratios of transaction value to book value were 277% and 258%, respectively, as compared to an implied valuation of 249% of Beverly stated book value; (iii) the mean and median ratios of transaction value to tangible book value were 303% and 263%, respectively, as compared to an implied valuation of 252% of Beverly stated tangible book; and (iv) the mean and median ratios of transaction value to total assets were 25.4% and 24.3%, respectively, as compared to an implied valuation of 25.5% of Beverly total assets.

     The Midwestern Transactions were (seller in italics): F&M Bancorporation, Kaukauna, WI/ BancSecurity Corp., Marshalltown, IA; FirstMerit Corp, Akron, OH/CoBancorp, Inc, Elyria, OH; Commercial Federal, Omaha, NE/Liberty Financial, West Des Moines, IA; Area Bancshares Corp, Owensboro, KY/Cardinal Bancshares, Lexington, KY; Citizens Banking Corp, Flint, MI/CB Financial Corp, Jackson, MI; and Park National Corp, Newark, OH/First-Knox Banc Corp, Mount Vernon, OH.

     The analysis of Midwestern Transactions indicated, among other things, that, based on the announced transaction value: (i) the mean and median multiples of transaction value to respective last twelve months' earnings were 20.2x and 20.5x, respectively, as compared to an implied valuation of 24.4x Beverly earnings in this transaction; (ii) the mean and median ratios of transaction value to book value were 234% and 247%, respectively, as compared to an implied valuation of 249% of Beverly stated book value; (iii) the mean and median ratios of transaction value to tangible book value were 249% and 250%, respectively, as compared to an implied valuation of 252% of Beverly stated tangible book; and (iv) the mean and median ratios of transaction value to total assets were 20.7% and 20.0%, respectively, as compared to an implied valuation of 25.5% of Beverly total assets.

     Contribution Analysis. McDonald analyzed the contribution of each of Beverly and St. Paul to the pro forma assets, gross loans, deposits, equity, tangible equity, earnings for the last twelve months, 1998 estimated earnings, 1999 estimated earnings and current market value. This analysis demonstrated that Beverly contributed approximately 12.8% of assets, 11.7% of gross loans, 15.2% of deposits, 14.1% of total stated equity, 14.0% of stated tangible equity, 12.5% of earnings for the last twelve months, 13.2% of 1998 estimated earnings, 13.1% of 1999 estimated earnings, and 13.3% of current aggregate market value. The Exchange Ratio implies that Beverly shareholders will own approximately 15.3% of pro forma shares outstanding upon completion of the Merger.

     Accretion/Dilution Analysis. On the basis of long-term financial projections prepared by McDonald, with the assistance of both of the management teams, and estimates of on-going cost savings accruing to the pro forma company provided to McDonald by management, as well as estimated one-time costs related to the transaction, McDonald compared pro forma earnings, cash dividends, book value and tangible book value to the stand-alone projections of both Beverly and St. Paul.

     The accretion/dilution analysis demonstrated, among other things, that the Merger would result in (i) accretion to pro forma company earnings from 1998 through 2002 and accretion to Beverly shareholders ranging from 20% to 25% over the same time period; (ii) zero dilution to pro forma company estimated cash dividends from 1998 through 2002 and accretion to Beverly shareholders ranging from 22% to 26% over the same time period; (iii) modest dilution to pro forma company book value from 1998 through 2002 and accretion to Beverly shareholders ranging from 8% to 12% over the same time period; and (iv) similarly modest dilution to pro forma company tangible book value from 1998 through 2002 and accretion to Beverly shareholders ranging from 9% to 13% over the same time period.

     Discounted Cash Flow Analysis. McDonald performed a discounted cash flow analysis with regard to Beverly on a stand-alone basis, as based on the above-mentioned long-term projections. This analysis utilized a discount rate of 14% and two estimated earnings terminal multiples of 21.7x based on the mean of the Nationwide Transactions and 21.1x based on the mean of the Beverly Peer Group . The analysis resulted in a range of present values of $23.99 to $24.55 per share for Beverly on a stand-alone basis, based on the number of shares outstanding on March 15, 1998, prior to giving effect to a five percent stock dividend paid on April 14, 1998.

     Other Analyses. McDonald also reviewed certain other information including selected pro forma industry rankings, pro forma estimated balance sheet composition and pro forma financial performance.

     No other company used as a comparison in the above analyses is identical to Beverly, St. Paul or the combined entity and no other transaction is identical to the Merger. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in financial market and operating characteristics of the companies and other factors that could affect the public trading volume of the companies to which Beverly, St. Paul and the combined entity are being compared.

     For its financial advisory services provided to Beverly, McDonald was paid a fee of $250,000 upon delivering its opinion and $200,000 upon the mailing of its Joint Proxy Statement/Prospectus. These fees are nonrefundable and will be applied against a total fee of 1.0% of the transaction value (including the value of Beverly Stock Options) due upon closing of the Merger. In addition, Beverly has agreed to reimburse McDonald for all reasonable out-of-pocket expenses, not to exceed $10,000, incurred by it on Beverly's behalf, as well as indemnify McDonald against certain liabilities, including any which may arise under the federal securities laws.

     McDonald is a member of all principal securities exchanges in the United States; and in its conduct of its broker-dealer activities has from time to time purchased securities from, and sold securities to, Beverly and/or St. Paul. As a market maker, McDonald may also have purchased and sold the securities of St. Paul for McDonald's own account and for the accounts of its customers.

Structure

     The Merger will be effected by merging Beverly with and into St. Paul, with St. Paul being the Surviving Corporation. Pursuant to the Merger Agreement, immediately after the consummation of the Merger, Beverly Bank will be merged with and into St. Paul Bank, with St. Paul Bank as the surviving federal savings bank, and Beverly Trust Company will become a wholly owned subsidiary of St. Paul.

     At the Effective Time, except as discussed below, each share of Beverly Common Stock issued and outstanding as of the Effective Time, will, by virtue of the Merger Agreement and without any action on the part of the holder thereof, be converted into the right to receive 1.0630 shares, of St. Paul Common Stock. All of the shares of Beverly Common Stock converted to St. Paul Common Stock will be automatically canceled and shall cease to exist, and each certificate (each a "Certificate") previously representing any such shares of Beverly Common Stock shall thereafter represent the right to receive (i) the number of whole shares of St. Paul Common Stock and (ii) cash in lieu of fractional shares into which the shares of Beverly Common Stock represented by such Certificate have been converted. At the Effective Time, all shares of Beverly Common Stock that are owned by Beverly as treasury stock and all shares of Beverly Common Stock that are owned directly or indirectly by St. Paul or Beverly or any of their respective subsidiaries (other than Trust Account Shares and DPC Shares) shall be canceled and shall cease to exist and no stock of St. Paul or other consideration shall be delivered in exchange therefor. All shares of St. Paul Common Stock that are owned by Beverly or any of its subsidiaries (other than Trust Account Shares and DPC Shares) shall become treasury stock of St. Paul.

     Subject to the terms and conditions of the Merger Agreement, the closing of the Merger will take place on (i) the fifth day after receipt of the last Requisite Regulatory Approval and shareholder approvals are received and all applicable waiting periods have expired, or (ii) such other date, place and time as the parties may agree. If the Merger is not consummated by December 31, 1998, the Merger Agreement may be terminated by St. Paul or Beverly, unless the failure of the Merger to be consummated by that date is due to the failure of the party seeking to terminate the Merger Agreement to perform its covenants and agreements under the Merger Agreement.

     St. Paul may elect to modify the structure of the Merger so long as (i) there are no material adverse federal income tax consequences to the Beverly shareholders as a result of such modification, (ii) the consideration to be paid to the Beverly shareholders is not changed or reduced, and (iii) such modification will not be reasonably likely to delay materially or jeopardize receipt of any required regulatory approvals. As of the date of this Joint Proxy Statement/Prospectus, St. Paul does not intend to modify the structure of the Merger described herein.


Exchange Ratio

     The Merger Agreement provides that at the Effective Time, except as discussed below, each issued and outstanding share of Beverly Common Stock will be converted automatically into the right to receive 1.0630 shares of St. Paul Common Stock. Shares of Beverly Common Stock held as treasury stock by Beverly and shares held directly or indirectly by Beverly, St. Paul or any of their subsidiaries (other than Trust Account Shares and DPC Shares) will be canceled. Based on 5,777,567 outstanding shares of Beverly Common Stock on May ___, 1998, and options to purchase 527,728 shares at that date, subject to possible antidilution adjustments and St. Paul's right to increase the Exchange Ratio in the event certain termination rights of Beverly are triggered by a fall in the market price of St. Paul Common Stock during a defined period prior to consummation of the Merger (see "-- Termination and Amendment of the Merger Agreement") and certain other possible adjustments, no more than 6,141,554 shares of St. Paul Common Stock (the "Maximum Share Amount") will be issued or will become issuable in connection with the Merger.

     Because the market price of St. Paul Common Stock is subject to fluctuation and the Exchange Ratio is fixed, the market value of the shares of St. Paul Common Stock that Beverly shareholders will receive in the Merger may materially increase or decrease prior to the Merger. No assurance can be given as to the market price of St. Paul Common Stock at the time of the Merger. See "MARKET PRICES AND DIVIDENDS" and "THE MERGER -- Exchange Ratio."

     Certificates representing fractions of shares of St. Paul Common Stock will not be issued. Under the Merger Agreement, in lieu of a fractional share of St. Paul Common Stock, each Beverly shareholder will be entitled to receive an amount of cash equal to (i) the fraction of a share of the St. Paul Common Stock to which such holder would otherwise be entitled, multiplied by (ii) the actual market value of the St. Paul Common Stock, which shall be deemed to be the average of the daily closing prices per share for St. Paul Common Stock for the fifteen consecutive trading days on which shares of St. Paul Common Stock are actually traded (as reported on The Nasdaq Stock Market) ending on the third trading day preceding the closing date.

     The conversion of Beverly Common Stock held by shareholders of Beverly into the right to receive shares of St. Paul Common Stock at the Exchange Ratio (and cash in lieu of fractional shares) will occur automatically upon consummation of the Merger. Pursuant to the Merger Agreement, at or prior to the Effective Time, St. Paul will deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of the certificates representing shares of Beverly Common Stock to be exchanged pursuant to the Merger, certificates representing the shares of St. Paul Common Stock to be issued and the cash in lieu of fractional shares to be paid in the Merger.

     As soon as practicable after the Effective Time, the Exchange Agent will mail to each holder of record of Beverly Common Stock a form letter of transmittal and instructions for use in surrendering the Certificates in exchange for certificates representing the shares of St. Paul Common Stock and the cash in lieu of fractional shares into which the shares of Beverly Common Stock represented by such Certificate or Certificates will have been converted pursuant to the Merger Agreement. Beverly shall have the right to review both the letter of transmittal and the instructions prior to such documents being finalized. Upon the surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with the letter of transmittal, duly executed, the holder of such Certificate will be entitled to receive in exchange for such Certificate (i) a certificate representing that number of whole shares of St. Paul Common Stock to which such Beverly shareholder will have become entitled pursuant to the Merger Agreement and (ii) a check representing the amount of cash in lieu of fractional shares, if any, that such Beverly shareholder has the right to receive in respect of the Certificate surrendered pursuant to the Merger Agreement. The Certificate surrendered will be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates. No dividends or distributions with respect to St. Paul Common Stock payable to any such Beverly shareholder will be paid until such Beverly shareholder surrenders such Certificate or Certificates for exchange.

     If any certificate representing shares of St. Paul Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of St. Paul Common Stock in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     Any portion of the certificates representing shares of St. Paul Common Stock or cash that St. Paul made available to the Exchange Agent that remains unclaimed by the Beverly stockholders for six months after the Effective Time will be returned to St. Paul. Any Beverly stockholder who has not exchanged shares of Beverly Common Stock in accordance with the Merger Agreement prior to that time shall thereafter look only to St. Paul for the shares of St. Paul Common Stock to which they may be entitled, cash in lieu of fractional shares and any unpaid dividends and distributions in respect of such shares. Notwithstanding the foregoing, none of St. Paul, Beverly, the Exchange Agent or any other person will be liable to any Beverly stockholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     In the event any Certificate representing shares of Beverly Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate has been lost, stolen or destroyed, and if required by St. Paul, the posting by such person of a bond in such amount as St. Paul may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the shares of St. Paul Common Stock and cash in lieu of fractional shares to which such person would otherwise be entitled as a result of the Merger.

CERTIFICATES SHOULD NOT BE RETURNED TO BEVERLY WITH THE ENCLOSED PROXY CARD AND SHOULD ONLY BE FORWARDED TO THE EXCHANGE AGENT AFTER RECEIPT OF THE LETTER OF TRANSMITTAL.


Conversion of Beverly Stock Options

     At the Effective Time, each option granted by Beverly to purchase shares of Beverly Common Stock which is outstanding and unexercised immediately prior thereto shall be converted automatically into an option to purchase shares of St. Paul Common Stock in an amount and at an exercise price determined as provided below (and otherwise subject to the terms of the Beverly Bancorporation 1994 Incentive Stock Option Plan (the "1994 Plan") and the 1997 Long-Term Stock Incentive Plan (the "1997 Plan" and collectively with the 1994 Plan, the "Beverly Stock Plans"). The number of shares of St. Paul Common Stock to be subject to a Beverly option immediately after the Effective Time shall be equal to the product of the number of shares of Beverly Common Stock subject to the option immediately before the Effective Time, multiplied by the Exchange Ratio, provided that any fractional shares of St. Paul Common Stock resulting from such multiplication shall be rounded down to the nearest share. The exercise price per share of St. Paul Common Stock under the option immediately after the Effective Time shall be equal to the exercise price per share of Beverly Common Stock under the option immediately before the Effective Time divided by the Exchange Ratio, provided that such exercise price shall be rounded down to the nearest cent. The adjustment described above shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code.


Regulatory Approvals

     Under the Merger Agreement, the obligations of both St. Paul and Beverly to consummate the Merger are conditioned upon the receipt of the Requisite Regulatory Approval. Each of St. Paul and Beverly has agreed to use its best efforts to obtain the Requisite Regulatory Approval. Consummation of the Merger is conditioned upon receipt of required regulatory approvals of the OTS and the Illinois Commissioner and the approval or waiver of the Federal Reserve Board.

     The Bank Merger is subject to the approval of the OTS under the Home Owner's Loan Act of 1933 and the Bank Merger Act provisions of the Federal Deposit Insurance Act, and related OTS regulations. These approvals require consideration by the OTS of various factors, including assessments of the competitive effect of the contemplated transactions, the managerial and financial resources and future prospects of the resulting institutions, and the effect of the contemplated transactions on the convenience and needs of the communities to be served. The Community Reinvestment Act of 1977, as amended (the "CRA"), also requires that the OTS, in deciding whether to approve the Merger and the Bank Merger, assess the records of performance of St. Paul Bank and Beverly Bank in meeting the credit needs of the communities they serve, including low and moderate income neighborhoods. As part of the review process, it is not unusual for the OTS to receive protests and other adverse comments from community groups and others. Both St. Paul Bank and Beverly Bank currently have at least satisfactory CRA ratings from the OTS and the Office of the Comptroller of the Currency ("OCC"), respectively. The regulations of the OTS require publication of notice of, and an opportunity for public comment with respect to, the applications filed in connection with the Bank Merger, and authorize the OTS to hold oral arguments in connection therewith if the OTS, after reviewing the application or other materials, determines it desirable to do so. Any such hearing, meeting or comments provided by third parties could prolong the period during which the Merger and the Bank Merger are subject to review by the OTS. The OTS also will review compliance with the provisions of the Federal Deposit Insurance Act which permit the merger of an insured depository institution that is a member of the Bank Insurance Fund, such as Beverly Bank, with a member of the Savings Association Insurance Fund, such as St. Paul Bank, provided that the transaction does not result in the transfer of any insured institution's federal deposit insurance from one deposit insurance fund to the other without the prior approval of the Federal Deposit Insurance Corporation and the payment of prescribed entrance and exit fees. The Bank Merger may not be consummated for a period of 15 to 30 days following OTS approval (the precise length of the period to be determined by the OTS with the concurrence of the Department of Justice ("DOJ")), during which time the DOJ has authority to challenge the Bank Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of any approval granted by the OTS unless a court specifically orders otherwise. If the DOJ does not commence a legal action during the waiting period, it may not thereafter challenge the transaction, except in an action commenced under Section 2 of the Sherman Antitrust Act.

     St. Paul will file a change in control application with the Illinois Commissioner for the acquisition of Beverly Trust Company. In reviewing that application, the Illinois Commissioner will consider St. Paul's financial and managerial resources, and whether the business affairs of St. Paul have been conducted in a safe, sound and lawful manner.

     St. Paul also will request from the Federal Reserve Board a waiver of any application filing requirement under the Bank Holding Company Act of 1956, as amended, that would otherwise apply to the Merger.

     St. Paul and Beverly are not aware of any other material governmental approvals that are required for consummation of the Merger except as described above. Should any other approval or action be required, it is presently contemplated that such approval would be sought.

     THE MERGER CANNOT PROCEED IN THE ABSENCE OF THE REQUISITE REGULATORY APPROVALS, WHICH APPROVALS HAVE NOT YET BEEN RECEIVED. THERE CAN BE NO ASSURANCE THAT SUCH APPROVALS WILL BE OBTAINED OR AS TO THE DATE OF SUCH APPROVALS. THERE CAN LIKEWISE BE NO ASSURANCE THAT THE DOJ WILL NOT CHALLENGE THE MERGER, OR, IF SUCH A CHALLENGE IS MADE, AS TO THE RESULT THEREOF.


Conditions to the Merger

     The respective obligations of St. Paul and Beverly to consummate the Merger are conditioned upon the satisfaction at or prior to the Effective Time of each of the following: (i) approval and adoption of the Merger Agreement and the Merger by the affirmative vote of at least a majority of the outstanding shares of Beverly Common Stock entitled to vote thereon; (ii) approvals of the Certificate Amendment and Share Issuance by the requisite votes of the shareholders of St. Paul; (iii) authorization for quotation on Nasdaq of the shares of St. Paul Common Stock to be issued in the Merger (or on such other exchange on which the St. Paul Common Stock may become listed); (iv) receipt of the Requisite Regulatory Approvals; (v) the Registration Statement of which this Joint Proxy Statement/Prospectus is a part shall have become effective under the Securities Act, and no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; (vi) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the Certificate of Merger included therein shall be in effect and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits, restricts or makes illegal consummation of the Merger; (vii) St.

Paul shall have received from Hogan & Hartson, L.L.P., its counsel, an opinion substantially to the effect set forth under "--Certain Federal Income Tax Consequences"; (viii) with respect to the obligations of each party, the representations and warranties of the other party contained in the Merger Agreement will be true and correct at the time of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the date of the closing of the Merger; provided, however, that such representations and warranties will be deemed to be true unless the failure or failures of such representations and warranties to be true and correct, individually or in the aggregate, would have a Material Adverse Effect (as defined below) on the party by whom such representations and warranties were made or on such party's ability to perform its obligations under the Merger Agreement or to consummate the Merger (and each party will have received from the President and the Chief Financial Officer of the other party a signed certificate to such effect); and (ix) St. Paul shall have received as of the Effective Time, a written opinion of each of Ernst & Young LLP and Grant Thornton LLP to the effect that the Merger will be accounted for as a "pooling-of-interests."


     Also, (i) St. Paul and Beverly respectively, shall have performed in all material respects all covenants and agreements required to be performed by each of them under the Merger Agreement at or prior to the closing date and each of St. Paul and Beverly shall have received a certificate from the other signed on behalf of each of the President and the Chief Financial Officer of the other party to such effect; (ii) St. Paul shall have obtained the consent or approval or waiver of each person (other than certain governmental entities) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which St. Paul is a party or is otherwise bound; (iii) Beverly shall have obtained the consent, approval or waiver of each person (other than certain governmental entities) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of Beverly under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument except for those, the failure of which to obtain, will not result in a Material Adverse Effect on the Surviving Corporation and the consent, approval or waiver of each person (other than certain governmental entities) whose consent or approval shall be required in order to permit the succession by the Surviving Bank pursuant to the Bank Merger to any obligation, right or interest of Beverly Bank under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument except for those, the failure of which to obtain, will not result in a Material Adverse Effect on the Surviving Bank; (iv) no proceeding initiated by any governmental entity seeking an injunction shall be pending; (v) no changes in the business, operations, conditions, assets or liabilities of either party has occurred that individually, or in the aggregate has had or would have a Material Adverse Effect on either of the parties; (vi) St. Paul shall have received from Beverly's counsel a legal opinion as to matters reasonably requested by St. Paul; (vii) St. Paul shall have furnished Beverly a legal opinion as to the securities being issued and as to other matters reasonably requested by Beverly; (viii) Beverly shall deliver to St. Paul "comfort letters" from Grant Thornton LLP, with respect to Beverly's financial data presented in this Joint Proxy Statement/Prospectus; (ix) Beverly shall have terminated its data processing agreement with Midwest Payment Systems, Inc. with no liability whatsoever to Beverly or any of its subsidiaries, or any of their respective successors or assigns; and (x) certain demand loans of Beverly and Beverly Bank shall be paid in full.

     A "Material Adverse Effect": with respect to St. Paul or Beverly, as the case may be, means a condition, event, change or occurrence that is reasonably likely to have a material adverse effect upon (A) the financial condition, results of operations, business or properties of St. Paul or Beverly (other than as a result of (i) changes in laws or regulations or accounting rules of general applicability or interpretations thereof, or (ii) decreases in capital under Financial Accounting Standards No. 115 (attributable to general changes in interest rates), or (B) the ability of St. Paul or Beverly to perform its obligations under, and to consummate the transactions contemplated by the Merger Agreement, the Certificate of Merger and, in the case of Beverly, the Option Agreement.

Conduct of Business Pending The Merger

     The Merger Agreement contains certain restrictions on the operations of Beverly and the subsidiaries of Beverly prior to the Effective Time. In general, the Merger Agreement obligates Beverly and each of its subsidiaries to carry on their respective businesses in the ordinary course consistent with past practices and consistent with prudent banking practices and to preserve intact Beverly and each of its subsidiaries' business organizations, employees' services and goodwill. Without limiting Beverly's general obligations concerning its business, and except as disclosed to St. Paul prior to the execution of the Merger Agreement, consented to in writing by St. Paul or expressly contemplated or permitted by the Merger Agreement, the Bank Merger agreement or the Option Agreement, Beverly will not, and Beverly will not permit any of its subsidiaries to: (i) declare or pay any dividends on, or make any other distributions in respect of, any of Beverly's capital stock other than the payment of regular quarterly cash dividends not to exceed $0.09 per share on Beverly Common Stock, provided, however, that under no circumstances shall Beverly declare, set aside or pay any dividends if it would result in the holders of Beverly Common Stock receiving more than four cash dividend payments in fiscal 1998, when considered with anticipated St. Paul dividends based on past practice, nor shall Beverly be prohibited from declaring, setting aside or paying dividends if the closing date is such that holders of Beverly Common Stock would receive fewer than four cash dividends in fiscal 1998, when considered with anticipated St. Paul dividends based on past practice it being understood that the parties intend for Beverly to pay its regular quarterly cash dividends to shareholders as to any completed fiscal quarter prior to the Effective Time; (ii) split, combine or reclassify any shares of its capital stock or issue, authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock (except upon the exercise or fulfillment of rights or options issued and outstanding pursuant to the Beverly Stock Plans in accordance with their present terms or pursuant to the Option Agreement), or repurchase, redeem or otherwise acquire (except for the acquisition of Trust Shares and DPC Shares) any shares of the capital stock of Beverly or any Beverly subsidiary, or any securities convertible into or exercisable for any such shares; (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing, other than: (1) the issuance of Beverly Common Stock pursuant to stock options or similar rights to acquire Beverly Common Stock granted pursuant to Beverly's Stock Plans and outstanding prior to March 15, 1998 and (2) pursuant to the Option Agreement; or
(iv) amend its Certificate of Incorporation, Bylaws or other similar governing documents.

     In addition, subject to the same conditions above, Beverly (i) will not authorize or permit any of its officers, directors, employees or agents to, directly or indirectly: (1) solicit, initiate or encourage any inquiries relating to, or the making of any proposal from, (2) engage in substantive discussions or negotiations with or (3) provide any information to, any person, entity or group (other than St. Paul) concerning any Acquisition Transaction (as defined below), however, Beverly may enter into discussions or negotiations or provide information in connection with a possible Acquisition Transaction if the Board of Directors of Beverly, following receipt of a written opinion of counsel, reasonably determines in the exercise of its fiduciary duties that such discussions or negotiations must be commenced or such information must be furnished. Beverly shall promptly communicate to St. Paul the material terms of any proposal, whether written or oral, which it may receive in respect of any such Acquisition Transaction and whether it is having discussions or negotiations with a third party about an Acquisition Transaction with, or providing information in connection with, or which may lead to, an Acquisition Transaction with a third party. Beverly will promptly cease and cause to be terminated any existing activities, discussions or negotiations previously conducted with any parties other than St. Paul with respect to any of the foregoing; (As used in the Merger Agreement, Acquisition Transaction shall mean any offer, proposal or expression of interest relating to (I) any tender or exchange offer, (II) merger, consolidation or other business combination involving Beverly or any Beverly subsidiary, or (III) the acquisition in any manner of a substantial equity interest in, or a substantial portion of the assets, out of the ordinary course of business, of, Beverly or Beverly Bank other than the transactions contemplated or permitted by the Merger Agreement, the Bank Merger Agreement and the Option Agreement.) (ii) make capital expenditures aggregating in excess of $25,000; (iii) enter into any new line of business; acquire or agree to acquire, whether by merger, consolidation, purchase or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructuring, or in the ordinary course of business consistent with prudent banking practices; (iv) take any action that is intended or may reasonably be expected to result in any of Beverly's representations or warranties being or becoming untrue or in any of the conditions to the Merger set forth in Article VII of the Merger Agreement not being satisfied or in a violation of any provision of the Merger Agreement or the merger agreement to govern the merger of St. Paul Bank and Beverly Bank, except as required by applicable law; (v) change its methods of accounting in effect at December 31, 1997, except as required by changes in generally accepted accounting principles or regulatory accounting principles as concurred to by St. Paul's independent auditors; (vi) except as required by applicable law or to maintain qualification pursuant to the Code (a) adopt, amend, renew or terminate any Plan or any agreement, arrangement, plan or policy between Beverly or any Beverly Subsidiary and one or more of its current or former directors or officers, (b) increase in any manner the compensation of any employee or director or pay any benefit not required by any plan or agreement as in effect as of the date of the Merger Agreement (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares), (c) enter into, modify or renew any contract, agreement, commitment or arrangement providing for the payment to any director, officer or employee of compensation or benefits, other than normal annual increases in pay, consistent with past practice, (d) hire any new employee at an annual compensation in excess of $40,000, (e) pay expenses of any employees or directors for attending conventions or similar meetings which conventions or meetings are held after the date of the Merger Agreement, (f) promote to a rank of vice president or more senior any employee, or (g) pay any retention or other bonuses to any employees; (vii) except for short-term borrowings with a maturity of one year or less in the ordinary course of business consistent with past practices, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity; (viii) sell, purchase, enter into a lease, relocate, open or close any banking or other office, or file an application pertaining to such action with any governmental entity; (ix) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosure, settlements in lieu of foreclosure, or troubled loan or debt restructuring, in the ordinary course of business consistent with past banking practices; (x) make any new loans to, modify the terms of any existing loan to, or engage in any other transactions (other than routine banking transactions) with, any affiliated person of Beverly or any Beverly Subsidiary; (xi) make any investment, or incur deposit liabilities, other than in the ordinary course of business consistent with past practices, or make any equity investments; (xii) purchase any loans or sell, purchase or lease any real property, except for the sale of real estate that is the subject of a casualty loss or condemnation or the sale of real estate owned on a basis consistent with past practices; (xiii) originate (a) any loans except in accordance with existing Beverly Bank lending policies, (b) residential mortgage loans in excess of $500,000, (c) unsecured consumer loans in excess of $25,000,
(d) commercial business loans in excess of $250,000 as to any loan or $250,000 in the aggregate as to related loans, or loans to related persons, (e) commercial real estate first mortgage loans in excess of $500,000 as to any loan or $500,000 in the aggregate as to related loans, or loans to related persons, or (f) land acquisition loans to borrowers who intend to construct a residence on such land in excess of the lesser of 75% of the appraised value of such land or $150,000, except in each case for loans for which written applications have been received by Beverly Bank; (xiv) make any investments in any equity or derivative securities or engage in any forward commitment, futures transaction, financial options transaction, hedging or arbitrage transaction or covered asset trading activities or make any investment in any investment security with a maturity of greater than one year; (xv) sell or purchase any mortgage loan servicing rights; or (xvi) agree or commit to do any of the actions discussed in clauses (i) through (xvi) of this paragraph or clauses (i) through (iv) of the previous paragraph.

Expenses

     All costs and expenses incurred in connection with the Merger shall be paid by the party incurring such expense, except that all filing and other fees paid to the SEC, the Illinois Commissioner and the OTS in connection with the Merger Agreement shall be borne by St. Paul. Except as set forth in the next sentence, in the event that the Merger Agreement is terminated by either St. Paul or Beverly by reason of a material breach or failure by the other party to fulfill certain obligations under the Merger Agreement, the other party shall pay all documented, reasonable costs and expenses up to $500,000 incurred by the terminating party in connection with the Merger Agreement and the transactions contemplated hereby. In the event the Merger Agreement is terminated by St. Paul because Beverly shareholders have not given any required approval, or in the event the Merger Agreement is terminated by St. Paul by reason of a willful material breach, Beverly shall pay all documented, reasonable costs and expenses up to $500,000 incurred by St. Paul in connection with the Merger Agreement and the transactions contemplated thereby, plus a breakup fee of $1.0 million. In the event that the Merger Agreement is terminated by St. Paul by reason of Beverly having agreed to enter into an Acquisition Transaction other than as contemplated in the Merger Agreement, Beverly shall pay all documented, reasonable costs and expenses up to $500,000 incurred by St. Paul in connection with the Merger Agreement and the transactions contemplated thereby, plus a breakup fee of $1.0 million. In the event that the Merger Agreement is terminated by Beverly by reason of St. Paul shareholders not having given any required approval, St. Paul shall pay Beverly $1.0 million.

Representations and Warranties

     Under the Merger Agreement, Beverly has made certain representations and warranties to St. Paul, including those with regard to (i) the organization, existence, good standing and status of Beverly, Beverly Bank and Beverly Trust Company; (ii) capitalization and subsidiaries; (iii) corporate power and authority, the enforceability of the Merger Agreement and Option Agreement, and absence of violation of law, organizational documents or agreements in respect thereof; (iv) consents and approvals required for the Merger and the Bank Merger; (v) loan portfolio and reports; (vi) financial statements, Exchange Act filings, and books and records; (vii) broker's fees; (viii) absence of any material adverse change in Beverly; (ix) legal proceedings; (x) tax matters;
(xi) employee benefit plans; (xii) certain contracts; (xiii) certain regulatory matters; (xiv) environmental matters; (xv) loan loss reserves; (xvi) properties and assets; (xvii) insurance matters; (xviii) compliance with applicable laws;
(xix) loan information; (xx) ownership of St. Paul Common Stock; (xxi) the Stockholder Agreement and affiliates; (xxii) receipt of the fairness opinion of McDonald, (xxiii) the truth and completeness of the information supplied by Beverly for inclusion in this Joint Proxy Statement/Prospectus; (xxiv) Beverly Trust Company's fiduciary relationships; and (xxv) state takeover laws.

     Under the Merger Agreement, St. Paul has made certain representations and warranties to Beverly, including those with regard to (i) the organization, existence, good standing and status of St. Paul and St. Paul Bank; (ii) capitalization and subsidiaries; (iii) the corporate power and authority; (iv) consents and approvals required for the Merger and the Bank Merger; (v) financial statements, Exchange Act filings and books and records; (vi) the absence of any material adverse change in St. Paul; (vii) ownership of Beverly Common Stock; (viii) certain regulatory matters; (ix) broker's fees; (x) legal proceedings; (xi) compliance with applicable laws; (xiii) receipt of the fairness opinion of Merrill Lynch; and (xiv) the truth and completeness of the information supplied by St. Paul for inclusion in this Joint Proxy Statement/Prospectus.

Compensation and Benefits

     To the extent permissible under the applicable provisions of the Code and ERISA, for purposes of crediting periods of service for eligibility to participate, but not for vesting and benefit accrual purposes, under employee pension benefit plans (within the meaning of ERISA Section 3(2)) maintained by St. Paul or St. Paul Bank, as applicable, (other than St. Paul's Employee Stock Ownership Plan), individuals who are employees of Beverly or any Beverly subsidiary at the Effective Time will be credited with periods of service with Beverly or any Beverly subsidiary before the Effective Time as if such service had been with St. Paul or St. Paul Bank, as applicable. Similar service credit shall also be given by St. Paul or St. Paul Bank in determining eligibility to participate in other retirement, vacation and similar benefits provided to such employees of Beverly, Beverly Trust Company or Beverly Bank after the Merger.

     St. Paul Bank will merge the existing 401(k) plan of Beverly Bank with the St. Paul 401(k) Plan after the Merger in accordance with the applicable provisions of the Code and ERISA, subject to St. Paul having obtained before such merger of plans a favorable determination letter from the Internal Revenue Service with respect thereto. St. Paul Bank will not be obligated to make any matching or other employer contributions to either 401(k) plan after the Merger.

     After the Effective Time, employees of Beverly or its subsidiaries who continue to be employed by St. Paul or any of its subsidiaries, will be eligible for benefits that St. Paul or such Subsidiary, as the case may be, provides to its employees generally and on substantially the same basis to such employees. St. Paul will or will cause St. Paul Bank to give credit to employees of Beverly and its subsidiaries, with respect to the satisfaction of the limitations as to pre-existing condition exclusions and waiting periods for participation and coverage which are applicable under the welfare benefit plans of St. Paul or St. Paul Bank, equal to the credit that any such employee had received as of the Effective Time towards the satisfaction of any such limitations and waiting periods under the comparable welfare benefit plans of Beverly or its subsidiaries.

     See also "Interests of Certain Persons in the Merger-Arrangements with and Payments to Beverly Directors and Executive Officers."

Other Agreements

     Pursuant to the Merger Agreement, St. Paul and Beverly reached agreement with respect to various other matters, including, but not limited to: (i) filing the appropriate documents with all third parties and federal and state governmental entities necessary or advisable to consummate the transactions contemplated in connection with the Merger Agreement; (ii) providing information and access to information; (iii) taking all steps necessary to duly call, give notice of, convene and hold a meeting of Beverly and St. Paul's respective shareholders, recommend the approval of the proposals in connection with the Merger and in the case of Beverly, oppose certain third party proposals; (iv) indemnification; (v) Beverly's transaction expenses; (vi) St. Paul's registration under the Securities Act of St. Paul Common Stock that will be subject to issuance pursuant to the Beverly Stock Plans after the Effective Time; and (vii) certain other agreements.

Termination and Amendment of the Merger Agreement

     St. Paul or Beverly may terminate the Merger Agreement at any time prior to the Effective Time, and the Merger may be abandoned, as summarized below:

     (i) by the mutual written consent of the parties, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board of Directors;

     (ii) by either party upon written notice to the other 30 days after the date on which any request or application for a Regulatory Approval has been denied or withdrawn at the request or recommendation of the governmental entity that must grant such Requisite Regulatory Approval unless within 30 days following such denial or withdrawal the parties agree to file and have filed a petition for rehearing or an amended application (provided that such denial or recommendation for withdrawal shall not be due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the covenants and agreements of such party set forth in the Merger Agreement);

     (iii) by either party, if the Merger has not been consummated on or before December 31, 1998 (unless the failure to consummate the Merger shall be due to the failure of the terminating party to perform or observe the covenants and agreements of such party set forth in the Merger Agreement);

     (iv) by either party (provided that such party is not in breach of its obligations under the Merger Agreement in respect of obtaining stockholder approval), if either party is unable to obtain its required shareholder approval;

     (v) by either party if (provided the terminating party is not in breach of certain terms of the Merger Agreement) there shall have been a breach of any of the representations or warranties set forth in the Merger Agreement on the part of the other party, if such breach, individually or in the aggregate, has had or is likely to have a Material Adverse Effect on the breaching party, and such breach shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto or such breach, by its nature, cannot be cured prior to the Closing;

     (vi) by either party if (provided the terminating party is not in breach of certain terms of the Merger Agreement) there shall have been a material breach of any of the covenants or agreements set forth in the Merger Agreement on the part of the other party, and such breach shall not have been cured within 30 days following receipt by the breaching party of written notice of such breach from the other party hereto or such breach, by its nature, cannot be cured prior to the Closing; and

     (vii) by St. Paul, if the management of Beverly or its Board of Directors, for any reason, (i) fails to call and hold within 35 days of the effectiveness of the Registration Statement of which the Joint Proxy Statement/Prospectus is a part, a special meeting of Beverly's shareholders to consider and approve the Merger Agreement and the transactions contemplated hereby; (ii) fails to recommend to shareholders the approval of the Merger Agreement and the transactions contemplated thereby, (iii) fails to oppose any third party proposal that is inconsistent with the transactions contemplated by the Merger Agreement or (iv) violates certain covenants relating to negotiations or discussions with, proposals from, or the providing of information to, third parties; and by Beverly, if the management of St. Paul or its Board of Directors, for any reason, (i) fails to call and hold within 35 days of the effectiveness of the Registration Statement a special meeting of St. Paul's shareholders to consider and approve the Share Issuance and the Certificate Amendment, or (ii) fails to recommend to shareholders the approval of the Share Issuance and the Certificate Amendment.


     Beverly may terminate the Merger Agreement if (either before or after its approval by the shareholders of Beverly) both (A) its Board of Directors so determines by a vote of at least two-thirds of the members of its entire Board, at any time during the ten-day period commencing with the Determination Date (defined below), and (B) the St. Paul Common Stock Average Price (defined below) on the Determination Date (defined below) shall be less than the lesser of $21.25, or $21.25 multiplied by the Index Ratio (defined below).

     If Beverly elects to exercise its termination right, it shall give prompt written notice to St. Paul (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned ten-day period). During the seven-day period commencing with its receipt of such notice, St. Paul shall have the option of increasing the consideration to be received by the holders of Beverly Common Stock hereunder by increasing the Exchange Ratio to equal the lesser of (A) a number (rounded to four decimals) equal to a quotient, the numerator of which is $21.25 multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the St. Paul Common Stock Average Price, and (B) a number equal to a quotient, the numerator of which is the Index Ratio less 0.20, multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the St. Paul Ratio (defined below). If St. Paul makes an election contemplated by the preceding sentence, within such seven-day period, it shall give prompt written notice to Beverly of such election and the revised Exchange Ratio, whereupon no termination shall have occurred and the Merger Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted.

     The following terms have the meanings indicated:


          "St. Paul Common Stock Average Price" means the average of the daily closing sales prices of St. Paul Common Stock as reported on The Nasdaq Stock Market (as reported in The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by St. Paul) for the 20 consecutive full trading days in which such shares are reported on the Nasdaq Stock Market ending at the close of trading on the Determination Date.

          "Determination Date" means the date on which the approval of the OTS required for consummation of the Merger shall be received or, if no OTS approval is required, then the date of the last federal banking approval required of St. Paul is received.

          "Index Price" on a given date means the weighted average (weighted in accordance with the factors listed below) of the closing prices on such date of the companies composing the Index Group (as defined below). If any company belonging to the Index Group or St. Paul declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of share or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company or St. Paul will be appropriately adjusted for use in the Index.

          "Starting Date" means the first Nasdaq Stock Market trading day preceding the date of the Merger Agreement.

          "St. Paul Ratio" means the number obtained by dividing the St. Paul Common Stock Average Price on the Determination Date by the Starting Date Closing Price.

          "Index Ratio" means the number obtained by dividing the Index Price at the close of business on the Determination Date by the Index Price at close of business on the Starting Date.

          "Index Group" means the 23 financial institution holding companies listed below, the common stock of all of which will be publicly traded and as to which there will not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization as of the Starting Date. In the event that the common stock of any such company ceases to be publicly traded or such an announcement is made, such company will be removed from the Index Group, and the weights (which were determined based on the number of outstanding shares of common stock) redistributed proportionately for the purposes of determining the Index Price. The 23 holding companies and the weights attributed to them are as set forth:


          Financial Institution Holding Companies          Weighting
          ---------------------------------------          ---------

          Dime Bancorp Inc.                                  12.85%
          Sovereign Bancorp Inc.                             10.32%
          GreenPoint Financial Corp.                          9.35%
          Charter One Financial                               7.05%
          People's Bank (MHC)                                 6.75%
          Golden West Financial                               6.30%
          Washington Federal Inc.                             5.77%
          Northwest Bancorp Inc. (MHC)                        5.17%
          Roslyn Bancorp Inc.                                 4.82%
          Harris Financial Inc. (MHC)                         3.73%
          Bank United Corp.                                   3.49%
          Downey Financial Corp.                              2.95%
          Westcorp                                            2.90%
          Astoria Financial Corp.                             2.89%
          Long Island Bancorp Inc.                            2.65%
          New York Bancorp Inc.                               2.36%
          TR Financial Corp.                                  1.94%
          Queens County Bancorp Inc.                          1.67%
          MAF Bancorp Inc.                                    1.66%
          Webster Financial Corp.                             1.51%
          ALBANK Financial Corp.                              1.43%
          Bay View Capital Corp.                              1.33%
          JSB Financial Inc.                                  1.09%


Tax Treatment

     It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that the Merger Agreement shall constitute a "plan of reorganization" for the purposes of the Code.

Accounting Treatment

     The Merger is intended to qualify as a pooling-of-interests for accounting and financial reporting purposes. Under the pooling-of-interests method of accounting, the recorded assets and liabilities of Beverly will be carried forward to St. Paul at their recorded amounts. Revenues and expenses of St. Paul will include revenues and expenses of Beverly for the entire fiscal year of St. Paul in which the Merger occurs, and the reported revenues and expenses of Beverly for prior periods will be combined with those of St. Paul, whose financial statements will then be restated.

     It is a condition to the Merger that St. Paul receive an opinion of its and Beverly's independent accountants, Ernst & Young LLP and Grant Thornton LLP, respectively, to the effect that the Merger will be accounted for as a pooling-of-interests. See "--Conditions to the Merger."

Resales of St. Paul Common Stock Received in the Merger

     The shares of St. Paul Common Stock to be issued in the Merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares issued to any Beverly shareholder who may be deemed to be an "affiliate" of Beverly for purposes of Rule 145 under the Securities Act. Affiliates may not sell their shares of St. Paul Common Stock acquired in connection with the Merger, except pursuant to an effective registration statement under the Securities Act covering such shares, or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. This Joint Proxy Statement/Prospectus does not cover any resales of St. Paul Common Stock received by persons who may be deemed to be affiliates of Beverly. Persons who may be deemed to be affiliates of Beverly generally include individuals or entities who control, are controlled by or are under common control with Beverly, and may include certain officers or directors, as well as principal shareholders of Beverly.

Interests of Certain Persons in the Merger -- Arrangements with and Payments to Beverly Directors and Executive Officers

     The Merger Agreement provides that St. Paul shall amend its bylaws to increase the size of its Board of Directors by one member and invite Beverly's Chairman, Anthony R. Pasquinelli, to serve as an additional member of the Board of Directors of St. Paul upon consummation of the Merger. As a director of St. Paul, Mr. Pasquinelli also will serve as a director of various St. Paul subsidiaries, and will receive fees and benefits, including the ability to participate in St. Paul's nonqualified retirement plan for non-employee directors, on the same basis as other directors. Under St. Paul's 1995 Incentive Plan, upon initial election to the Board, new directors such as Mr. Pasquinelli receive a non-qualified option to purchase 14,063 shares of St. Paul Common Stock at a per share option price equal to the fair market value of the shares on the date of grant. Under that Plan, directors also are granted, on the date of each annual meeting of shareholders, non-qualified options to purchase 2,250 shares of St. Paul Common Stock at a per share option price equal to the fair market value of the shares on the date of grant. As a director, Mr. Pasquinelli will be eligible for such grants on the date of each St. Paul annual meeting subsequent to the closing of the Merger. In addition, the members of Beverly Bank's advisory councils, as defined in a schedule to the Merger Agreement, serving as of the Effective Time will be invited promptly after the Effective Time to serve on advisory boards of St. Paul Bank after the Bank Merger for a period of no less than 12 months. Directors and officers of Beverly hold options issued pursuant to the Beverly Stock Plans which will be converted into options to acquire St. Paul Common Stock in connection with the Merger.

     St. Paul has agreed to (i) indemnify the directors, officers and employees of Beverly as to certain matters, (ii) subject to the conditions set forth in the Merger Agreement, purchase for the benefit of the persons serving as executive officers and directors of Beverly immediately prior to the Effective Time Tail Insurance providing coverage for a period of at least one year, and
(iii) use commercially reasonable efforts to purchase for these same Beverly executive officers and directors Tail Insurance for a period of one additional year. See "-- Indemnification."

     In addition to the provisions of the Merger Agreement, severance will be paid to employees of Beverly (including executive officers) who are not offered positions continuing after the Effective Time. The severance will equal one month's base compensation for each year of service with Beverly, with a minimum of three month's severance, and a maximum of 12 months. Beverly also will pay bonuses to certain employees, including certain executive officers, as an incentive to remain with Beverly through the Effective Time. The bonuses generally will be based on three months' base compensation, although two executive officers, Messrs. Voss and Witwicki, will receive bonuses based on nine months' base compensation. Under such severance and bonus programs, Messrs. Van Winkle, Voss and Witwicki would receive approximately $____, $____ and $____, respectively, assuming a June 30, 1998 Effective Time.

     After the Effective Time, Messrs. Ofenloch and Stajkowski are expected to continue as employees of St. Paul, serving as First Vice President of St. Paul Bank and President of St. Paul Trust Company, respectively. Messrs. Ofenloch and Stajkowski will receive compensation and benefits generally comparable with the compensation and benefits received by them from Beverly. Messrs. Ofenloch and Stajkowski also will be offered severance agreements in the same form as entered into by the other Senior Vice Presidents and First Vice Presidents of St. Paul and St. Paul Bank. Under those agreements, each officer is entitled to receive a severance payment in the event his employment is terminated (except by reason of normal retirement, disability, death or for cause) within two years of a change of control. The severance payment is one year's then-current compensation, including any bonuses paid and any deferred compensation credited during the past twelve months, if the officer voluntarily terminates his employment without "good reason" (as defined in the agreements). In the event the officer is voluntarily terminated with good reason, or is involuntarily terminated, the severance is three times average annual compensation for the five-year period before termination. In addition, the officers will be entitled, subject to certain limitations, to continue to participate in retirement and other benefit plans to be funded by an irrevocable trust. The severance agreements provide that the officers shall not have the right to receive any payment or benefits under the agreement to the extent that such payment or benefit would cause any payment to be considered a "parachute payment" under Section 280G of the Code.

     Each of the St. Paul and Beverly Boards of Directors are aware of these interests and considered them, among other matters, in recommending the respective shareholder approvals necessary to effect the Merger.

Option Agreement

     As a condition of and inducement to St. Paul's entering into the Merger Agreement, St. Paul and Beverly entered into the Option Agreement immediately after the execution of the Merger Agreement. Pursuant to the Option Agreement, and as adjusted for the Beverly stock dividend in April 1998, Beverly granted St. Paul the Option, which entitles St. Paul to purchase, subject to the terms thereof, up to 1,155,512 or approximately 19.99% of the shares of Beverly Common Stock then outstanding, under the circumstances described below, at a price per share of $21.82, subject to adjustment in certain circumstances. The Option is intended to discourage the making of alternative acquisition-related proposals and to significantly increase the cost to a potential third party of acquiring Beverly, under specified circumstances, compared to its cost had Beverly not entered into the Option Agreement and, therefore, is likely to discourage third parties from proposing a competing offer to acquire Beverly, even if such offer involves a higher price per share for the Beverly Common Stock than the per share consideration to be paid pursuant to the Merger Agreement.

     The following brief summary of certain provisions of the Option Agreement is qualified in its entirety by reference to the Option Agreement. A copy of the Option Agreement, as well as the other documents described in this Proxy Statement/Prospectus, will be provided without charge upon oral or written request to Clifford M. Sladnick, Senior Vice President, General Counsel and Secretary of St. Paul Bancorp, Inc., 6700 West North Avenue, Chicago, Illinois 60707.

     Subject to applicable law and regulatory restrictions, St. Paul may exercise the Option, in whole or in part, following the occurrence of a "Purchase Event" (as defined below), provided that the Option shall not have first terminated upon the occurrence of an "Exercise Termination Event" (as defined below). "Purchase Event" means, in substance, either (i) the acquisition by any third party of beneficial ownership of 25% or more of the outstanding Beverly Common Stock or (ii) the entry by Beverly into a letter of intent or definitive agreement to engage in an Acquisition Transaction (as defined below) with any third party, or the recommendation by the Board of Directors of Beverly that its shareholders approve or accept any Acquisition Transaction with any third party.

     For purposes of the Option Agreement, "Acquisition Transaction" means (x) a merger, consolidation or other business combination, involving Beverly, (y) a purchase, lease or other acquisition of all or substantially all of the assets of Beverly, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of 25% or more of the voting power of Beverly as to a Purchase Event (described above) or 10% as to a Preliminary Purchase Event (defined below).

     The Option Agreement defines an "Exercise Termination Event" to mean the earliest to occur of the following: (i) the time immediately prior to the Effective Time of the Merger; (ii) 18 months after the first occurrence of a Purchase Event; (iii) 18 months after the termination of the Merger Agreement following the occurrence of a Preliminary Purchase Event (unless clause (vii) is applicable); (iv) upon the termination of the Merger Agreement, prior to the occurrence of a Purchase Event or Preliminary Purchase Event, (A) by Beverly, if St. Paul has breached the Merger Agreement or failed to obtain shareholder approval, or if its per share price has fallen below specified levels; (B) by both parties, if the Merger Agreement is terminated by mutual consent; (C) by either St. Paul or Beverly, if the Merger Agreement has been terminated as a result of regulatory denial or requested withdrawal of a regulatory application, or if the Merger has not occurred by December 31, 1998; or (D) by Beverly, if the Merger Agreement is terminated as a result of a material breach of any representation, warranty, covenant or other agreement by St. Paul; (v) 18 months after the termination of the Merger Agreement, if the Beverly shareholders have failed to approve the Merger Agreement and no Purchase Event or Preliminary Purchase Event has occurred prior to the Special Meeting; (vi) 18 months after the termination of the Merger Agreement by St. Paul as a result of a material breach of any representation, warranty, covenant or other agreement by Beverly, if such breach was not willful or intentional by Beverly; or (vii) 24 months after the termination of the Merger Agreement by St. Paul (A) as a result of a willful or intentional material breach of any representation, warranty, covenant or agreement by Beverly; or (B) as a result of a failure of Beverly or its Board of Directors to hold the Special Meeting on a timely basis, to recommend to Beverly's shareholders that they approve the Merger Agreement, or to oppose any third party takeover proposal, or as a result of Beverly agreeing to enter into an Acquisition Transaction other than with St. Paul.

     "Preliminary Purchase Event", as defined in the Option Agreement, includes
(i) the entry by Beverly into a letter of intent or definitive agreement to engage in an Acquisition Transaction with any third party, or the recommendation by the Board of Directors of Beverly that its shareholders approve or accept any Acquisition Transaction with any third party; (ii) an acquisition by any third party of beneficial ownership of 10% or more of the outstanding shares of Beverly Common Stock; (iii) the making of a bona fide proposal for an Acquisition Transaction by any third party to Beverly, or a public announcement or written communication that is publicly disclosed to Beverly's shareholders as to a third party engaging in an Acquisition Transaction and the shareholders of Beverly do not approve the Merger; (iv) a willful or intentional material breach by Beverly of any representation, warranty, covenant or agreement that would entitle St. Paul to terminate the Merger Agreement; (v) a failure by the Beverly shareholders to approve the Merger Agreement, a failure to recommend or a withdrawal or modification in any manner adverse to St. Paul by Beverly's Board of Directors of its approval or recommendation as to the Merger Agreement, or a failure by Beverly or its Board of Directors to oppose any third party takeover proposal; or (vi) a filing by any third party of an application or notice with any regulatory authority for approval to engage in an Acquisition Transaction.

     The Option may not be assigned by St. Paul to any other person without the express written consent of Beverly, except that St. Paul may assign its rights under the Option Agreement to a wholly-owned subsidiary or may assign its rights in whole or in part after the occurrence of a Preliminary Purchase Event. Beverly also has agreed to prepare and file a registration statement if the Option is exercised with respect to the shares to be issued upon exercise of the Option under applicable federal and state securities laws. Upon the occurrence of a Purchase Event prior to an Exercise Termination Event, at the request of St. Paul, Beverly will be obligated to repurchase the Option, and any shares of Beverly Common Stock theretofore purchased pursuant to the Option, at prices determined as set forth in the Option Agreement, except to the extent prohibited by applicable law, regulation or administrative policy.

     In the event that prior to an Exercise Termination Event, Beverly enters into a letter of intent or definitive agreement (i) to consolidate or merge with any third party, and Beverly is not the continuing or surviving corporation in such consolidation or merger; (ii) to permit any third party to merge into Beverly, and Beverly is the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Beverly Common Stock will be changed into or exchanged for stock or other securities of any third party or cash or any other property or the then outstanding shares of Beverly Common Stock will after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (iii) to sell or otherwise transfer all or substantially all of its assets to any third party, then, and in each such case, the agreement governing such transaction must make proper provision so that the Option shall, upon the consummation of such transaction, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of St. Paul, of either (x) the acquiring corporation or (y) any person that controls the acquiring corporation. The Substitute Option will be exercisable for shares of the issuer's common stock in such number and at such exercise price as is set forth in the Option Agreement and will otherwise have the same terms as the Option, except that the number of shares subject to the Substitute Option may not exceed 19.99% of the issuer's outstanding shares of common stock.


                    PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following Pro Forma Combined Statement of Condition as of December 31, 1997 combines the historical consolidated statements of financial condition of St. Paul and Beverly as if the Merger had occurred on December 31, 1997, after giving effect to the pro forma adjustments described in the accompanying notes. The Pro Forma Combined Statements of Operations for the years ended December 31, 1997, 1996 and 1995 are presented as if the Merger had been consummated at the beginning of each period presented. The pro forma combined statement of operations has not been adjusted to reflect any of the improvements in operating efficiencies that St. Paul anticipates may occur in the future due to the Merger. The pro forma data are based upon the issuance of 6,141,554 shares of St. Paul Common Stock at a 1.0630 Exchange Ratio.

     The pro forma combined financial statements should be read in conjunction with the separate historical consolidated financial statements and notes of St. Paul and Beverly incorporated by reference herein. See "Incorporation of Certain Documents by Reference." The pro forma combined financial statements are not necessarily indicative of the consolidated financial position or results of future operations of the combined entity or of the actual results that would have been achieved had the Merger been consummated prior to the periods indicated.

                            St. Paul Bancorp, Inc.
                       and Beverly Bancorporation, Inc.
                   Pro Forma Combined Statement of Condition
                               December 31, 1997


                                                     Historical
                                               ---------------------
                                                                        Pro Forma       Pro Forma
                                                St. Paul    Beverly    Adjustments       Combined
                                               ----------   --------   -----------      ----------
                                                             (Dollars in thousands)
Assets:
 Cash and cash equivalents...................  $  204,683   $ 32,434       $ 2,648 (c)  $  239,765
 Mortgage-backed and investment
  securities.................................     959,437    188,189          (260)(b)   1,147,366
 Loans receivable (including held for sale)..   3,256,866    427,740                     3,684,606
 Less:  allowance for loan losses............     (34,395)    (4,174)       (2,400)(b)     (40,969)
                                               ----------   --------       -------      ----------
                                                3,222,471    423,566        (2,400)      3,643,637
 Foreclosed real estate......................       1,358         82            --           1,440
 Real estate held for development or
  investment.................................      15,287         --            --          15,287
 Office properties and equipment.............      52,135     17,344          (136)(b)      69,343
 Other assets................................     101,965      7,619          (625)(b)     108,959
                                               ----------   --------       -------      ----------
   Total assets..............................  $4,557,336   $669,234       $  (773)     $5,225,797
                                               ==========   ========       =======      ==========
Liabilities:
 Deposits....................................  $3,284,428   $590,052       $    --      $3,874,480
 Short-term borrowings.......................     370,203      3,334            --         373,537
 Long-term borrowings........................     418,855         --            --         418,855
 Advance payments by borrowers for taxes
  and insurance..............................      21,232         --            --          21,232
 Other liabilities...........................      44,706      7,429         5,261 (b)      57,396
                                               ----------   --------       -------      ----------
   Total liabilities.........................   4,139,424    600,815         5,261       4,745,500

Stockholders' Equity:
 Preferred stock.............................          --         --            --              --
 Common stock................................         354         58             4 (a)         416
 Paid-in capital.............................     114,648     40,360            (4)(a)     155,004
 Retained income, substantially restricted...     324,937     29,856        (8,682)(b)     346,111
 Unrealized gain on securities,
  net of taxes...............................       1,887        793            --           2,680
 Borrowings by employee stock ownership
  plan.......................................        (221)        --            --            (221)
 Unearned employee stock ownership
  plan shares................................      (2,858)        --            --          (2,858)
 Treasury stock..............................     (20,835)        --            --         (20,835)
 Officers notes receivable...................          --     (2,648)        2,648 (c)          --
                                               ----------   --------       -------      ----------
  Total stockholders' equity.................     417,912     68,419        (6,034)        480,297
                                               ----------   --------       -------      ----------
   Total liabilities and stockholder's
    equity...................................  $4,557,336   $669,234       $  (773)     $5,225,797
                                               ==========   ========       =======      ==========

      See accompanying notes to pro forma combined financial statements.

                            St. Paul Bancorp, Inc.
                       and Beverly Bancorporation, Inc.
                  Pro Forma Combined Statement of Operations
                               December 31, 1997

                                                               Historical
                                                           -------------------
                                                                                Pro Forma
                                                            St. Paul   Beverly  Combined
                                                           ----------  -------  ---------
                                                               (Dollars in thousands)
Interest Income:
 Loans receivable........................................    $229,360  $33,616   $262,976
 Investment securities:
  Taxable................................................      80,871    9,629     90,500
  Tax Exempt.............................................          --    2,025      2,025
 Federal funds and interest-bearing bank balances........       4,986      351      5,337
                                                             --------  -------   --------

   Total interest income.................................     315,217   45,621    360,838

Interest Expense:
 Deposits................................................     142,213   19,744    161,957
 Short-term borrowings...................................      24,430      375     24,805
 Long-term borrowings....................................      18,742       --     18,742
                                                             --------  -------   --------
   Total interest expense................................     185,385   20,119    205,504
                                                             --------  -------   --------
   Net interest income...................................     129,832   25,502    155,334
 Provision for loan losses...............................          --      360        360
                                                             --------  -------   --------
   Net interest income after provision for loan losses...     129,832   25,142    154,974

Other Income:
 Loan servicing fees.....................................       1,711       90      1,801
 Other fee income........................................      28,606    5,570     34,176
 Net gain on asset sales.................................         568    2,041      2,609
 Income from fiduciary activities........................          --    2,232      2,232
 Discount brokerage commissions..........................       6,775       --      6,775
 Income from real estate development.....................       4,139       --      4,139
 Insurance and annuity commissions.......................       3,367      132      3,499
                                                             --------  -------   --------
   Total other income....................................      45,166   10,065     55,231

General and Administrative Expense:
 Salaries and employee benefits..........................      56,015   11,654     67,669
 Occupancy, equipment and other office expense...........      29,688    6,777     36,465
 Advertising.............................................       5,654    1,157      6,811
 Federal deposit insurance...............................       2,761       69      2,830
 Other...................................................       6,632    5,513     12,145
                                                             --------  -------   --------
  General and administrative expense.....................     100,750   25,170    125,920
Gain on foreclosed real estate...........................         301       82        383
                                                             --------  -------   --------
  Income from continuing operations before income taxes..      74,549   10,119     84,668
Income tax expense.......................................      25,088    3,118     28,206
                                                             --------  -------   --------
  Income from continuing operations......................    $ 49,461  $ 7,001   $ 56,462
                                                             ========  =======   ========

Income From Continuing Operations Per Share:
 Basic (d)...............................................    $   1.46  $  1.22   $   1.41
                                                             ========  =======   ========
 Diluted (d).............................................    $   1.42  $  1.17   $   1.37
                                                             ========  =======   ========

The pro forma combined statement of operations has not been adjusted to reflect any of the improvements in operating efficiencies that St. Paul anticipates may occur in the future due to the Merger.

      See accompanying notes to pro forma combined financial statements.

                            St. Paul Bancorp, Inc.
                       and Beverly Bancorporation, Inc.
                  Pro Forma Combined Statement of Operations
                               December 31, 1996

                                                               Historical
                                                           -------------------- Pro Forma
                                                            St. Paul    Beverly  Combined
                                                           ----------   -------  ---------
                                                                (Dollars in thousands)
Interest Income:
 Loans receivable........................................    $229,639   $28,810   $258,449
 Investment securities:
  Taxable................................................      63,883    11,733     75,616
  Tax Exempt.............................................          --     1,826      1,826
 Federal funds and interest-bearing bank balances........       2,734       527      3,261
                                                             --------   -------   --------
  Total interest income..................................     296,256    42,896    339,152

Interest Expense:
 Deposits................................................     139,433    18,613    158,046
 Short-term borrowings...................................      14,598       338     14,936
 Long-term borrowings....................................      17,479       495     17,974
                                                             --------   -------   --------
  Total interest expense.................................     171,510    19,446    190,956
                                                             --------   -------   --------
  Net interest income....................................     124,746    23,450    148,196
 Provision for loan losses...............................       1,750       155      1,905
                                                             --------   -------   --------
  Net interest income after provision for loan losses....     122,996    23,295    146,291

Other Income:
 Loan servicing fees.....................................       1,369       207      1,576
 Other fee income........................................      22,221     5,373     27,594
 Net gain on asset sales.................................       1,632       376      2,008
 Income from fiduciary activities........................          --     2,008      2,008
 Discount brokerage commissions..........................       5,176        --      5,176
 Income from real estate development.....................       2,517        --      2,517
 Insurance and annuity commissions.......................       2,805       207      3,012
                                                             --------   -------   --------
  Total other income.....................................      35,720     8,171     43,891

General and Administrative Expense:
 Salaries and employee benefits..........................      52,155    10,693     62,848
 Occupancy, equipment and other office expense...........      26,007     6,145     32,152
 Advertising.............................................       5,065       975      6,040
 Federal deposit insurance...............................       7,551         7      7,558
 SAIF recapitalization...................................      21,000        --     21,000
 Other...................................................       6,040     4,516     10,556
                                                             --------   -------   --------
  General and administrative expense.....................     117,818    22,336    140,154
Gain (Loss) on foreclosed real estate....................      (1,215)      615       (600)
                                                             --------   -------   --------
  Income from continuing operations before income taxes..      39,683     9,745     49,428
Income tax expense.......................................      13,426     2,956     16,382
                                                             --------   -------   --------
  Income from continuing operations......................    $ 26,257   $ 6,789   $ 33,046
                                                             ========   =======   ========

Income from Continuing Operations Per Share:
 Basic (d)...............................................    $   0.77   $  1.40   $   0.85
                                                             ========   =======   ========
 Diluted (d).............................................    $   0.74   $  1.36   $   0.81
                                                             ========   =======   ========

The pro forma combined statement of operations has not been adjusted to reflect any of the improvements in operating efficiencies that St. Paul anticipates may occur in the future due to the Merger.

      See accompanying notes to pro forma combined financial statements.

                            St. Paul Bancorp, Inc.
                       and Beverly Bancorporation, Inc.
                  Pro Forma Combined Statement of Operations
                               December 31, 1995

                                                               Historical
                                                           --------------------
                                                                                 Pro Forma
                                                            St. Paul    Beverly   Combined
                                                           ----------   -------  ---------
                                                               (Dollars in thousands)
Interest Income:
 Loans receivable........................................   $201,630    $26,972   $228,602
 Investment securities:
  Taxable................................................     74,734     11,168     85,902
  Tax Exempt.............................................         --      1,352      1,352
 Federal funds and interest-bearing bank balances........      2,386        478      2,864
                                                            --------    -------   --------
  Total interest income..................................    278,750     39,970    318,720

Interest Expense:
 Deposits................................................    132,741     16,726    149,467
 Short-term borrowings...................................     10,389        379     10,768
 Long-term borrowings....................................     18,986         79     19,065
                                                            --------    -------   --------
  Total interest expense.................................    162,116     17,184    179,300
                                                            --------    -------   --------
  Net interest income....................................    116,634     22,786    139,420
 Provision for loan losses...............................      1,900        159      2,059
                                                            --------    -------   --------
  Net interest income after provision for loan losses....    114,734     22,627    137,361

Other Income:
 Loan servicing fees.....................................      1,560        206      1,766
 Other fee income........................................     21,985      4,923     26,908
 Net gain on asset sales.................................      1,054        604      1,658
 Income from fiduciary activities........................         --      1,927      1,927
 Discount brokerage commissions..........................      3,177         --      3,177
 Income from real estate development.....................      2,807         --      2,807
 Insurance and annuity commissions.......................      3,138        210      3,348
                                                            --------    -------   --------
  Total other income.....................................     33,721      7,870     41,591

General and Administrative Expense:
 Salaries and employee benefits..........................     48,292     10,730     59,022
 Occupancy, equipment and other office expense...........     23,268      5,547     28,815
 Advertising.............................................      4,067        952      5,019
 Federal deposit insurance...............................      8,907        570      9,477
 Other...................................................      5,631      3,643      9,274
                                                            --------    -------   --------
  General and administrative expense.....................     90,165     21,442    111,607
Gain (Loss) on foreclosed real estate....................     (1,159)        26     (1,133)
                                                            --------    -------   --------
  Income from continuing operations before income taxes..     57,131      9,081     66,212
Income tax expense.......................................     20,737      2,877     23,614
                                                            --------    -------   --------
  Income from continuing operations......................   $ 36,394    $ 6,204   $ 42,598
                                                            ========    =======   ========

Income From Continuing Operations Per Share:
 Basic (d)...............................................   $   1.05    $  1.16   $   1.06
                                                            ========    =======   ========
 Diluted (d).............................................   $   0.99    $  1.15   $   1.01
                                                            ========    =======   ========

The pro forma combined statement of operations has not been adjusted to reflect any of the improvements in operating efficiencies that St. Paul anticipates may occur in the future due to the Merger.

      See accompanying notes to pro forma combined financial statements.

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS


a. Represents the issuance of St. Paul Common Stock at the aggregate $0.01 per share par value and the elimination of Beverly Common Stock and the net effect on paid-in capital.

b. Represents the estimated Merger costs that will be incurred by St. Paul and Beverly. These costs are not reflected in the Pro Forma Combined Statements of Operations since these items do not have a continuing impact upon St. Paul. The following table summarizes the financial impact of the additional accruals as reflected in the Pro Forma Combined Statement of Condition (in thousands):


   Credit related:
     Additions to allowance for loan losses                   $ 2,400
   Merger related costs
     Compensation (severance and related costs)                 2,309
     Writedown of assets in preparation for sale                  885
     Transaction costs (including investment banker,
       legal and accounting fees)                               2,777
     Conversion and other expenses                              3,154
                                                              -------
   Total Merger related costs                                   9,125
                                                              -------
   Total pre-tax adjustments                                   11,525
   Income tax effect                                           (2,843)
                                                              -------
   Net after tax adjustments                                  $ 8,682
                                                              =======

c. Represents the repayment of notes receivable from certain Beverly officers, the proceeds of which were used to purchase Beverly Common Stock.

d. Beverly earnings per share amounts have been restated for a 5% stock dividend distributed to shareholders on April 14, 1998.

Certain Federal Income Tax Consequences

     The following summary discusses the material federal income tax consequences of the Merger. The summary is based upon the Code, applicable U.S. Treasury Regulations thereunder, administrative rulings and judicial authority, all as of the date hereof. All of the foregoing are subject to change, and any such change could affect the continuing validity of this summary. The summary assumes that the holders of shares of Beverly Common Stock hold such shares as capital assets. The summary does not address the tax consequences that may be applicable to a particular Beverly shareholder subject to special tax rules, such as tax-exempt organizations, dealers in securities, financial institutions, insurance companies, non-United States persons, shareholders who acquired shares of Beverly Common Stock pursuant to the exercise of options or otherwise as compensation or through a qualified retirement plan and shareholders who hold shares of Beverly Common Stock as part of a "straddle," "hedge," or "conversion transaction." This summary also does not address any consequences arising under the tax laws of any state, locality, or foreign jurisdiction.

     Consummation of the Merger is subject to the prior receipt by St. Paul of an opinion from Hogan & Hartson L.L.P., its special counsel, that the Merger will be treated for federal income tax purposes as a tax-free reorganization within the meaning of Section 368 of the Code. The opinion of Hogan & Hartson L.L.P. will be based on the Code, the U.S. Treasury Regulations promulgated thereunder, the administrative interpretations thereof and the judicial decisions with respect thereto, all as in effect as of the Effective Time of the Merger, on the assumption that the Merger takes place as described in the Merger Agreement, and on certain representations provided and to be provided by St. Paul and Beverly regarding the satisfaction of certain requirements applicable to a reorganization within the meaning of Section 368(a) of the Code. Unlike a ruling from the Internal Revenue Service ("IRS"), an opinion of counsel is not binding on the IRS and there can be no assurance that the IRS will not take a position contrary to one or more of the positions reflected in such opinion or that such positions will be upheld by the courts if challenged by the IRS. If such opinion is not received, or if the material tax consequences described therein materially differ from those as stated below, Beverly will resolicit shareholders.

     If, as concluded in the opinion of counsel, the Merger qualifies as a tax-free reorganization within the meaning of Section 368 of the Code, then:


          (1) Except as discussed in (4) below with respect to cash received in lieu of a fractional share of St. Paul Common Stock, a Beverly shareholder will recognize no gain or loss upon the exchange of Beverly Common Stock for St. Paul Common Stock pursuant to the Merger.

          (2) The tax basis of the St. Paul Common Stock received by a Beverly shareholder in the Merger will be the same as the shareholder's tax basis in the Beverly Common Stock surrendered in exchange therefor.

          (3) The holding period of the St. Paul Common Stock received by a Beverly shareholder in the Merger will include the holding period of the Beverly Common Stock surrendered in exchange therefor (assuming the Beverly Common Stock was held as a capital asset).

          (4) The receipt by a Beverly shareholder of cash in lieu of fractional shares of St. Paul Common Stock will be treated as if the fractional shares were distributed as part of the Merger and then were redeemed by St. Paul. These cash payments will be treated as distributions in full payment in exchange for the stock redeemed, as provided in Section 302(a) of the Code.

          (5) Neither St. Paul nor Beverly will recognize any gain or loss as a result of the Merger.

     The shareholders of Beverly are urged to consult their own tax advisors as to the specific tax consequences to them of the Merger, including tax return reporting requirements, the applicability and effect of federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.

     As described above (see "--Options"), holders of Beverly Options will have such Beverly Options converted into options to purchase shares of St. Paul Common Stock. The assumption of the options by St. Paul should not be a taxable event and former holders of Beverly Options who hold options to purchase St. Paul Common Stock after the Merger should be subject to the same federal income tax treatment upon exercise of such options as would have applied had they exercised their Beverly Options.

     Holders of Beverly Options are urged to consult their own tax advisors as to the specific tax consequences to them of the Merger, including tax return reporting requirements, available elections, the applicability and effect of federal, state, local and other applicable tax laws, and the effect of any proposed changes in the tax laws.

                          MARKET PRICES AND DIVIDENDS

St. Paul Common Stock

     The following sets forth the range of high and low sale prices of St. Paul Common Stock as reported on The Nasdaq Stock Market, as well as cash dividends paid during the periods indicated:


                                     Market Price
                                 ------------------         Cash
                                  High        Low      Dividends Paid
                                 -------    -------    --------------
Quarter Ended:
  March 31, 1996                 $13.750    $12.750        $0.053
  June 30, 1996                   13.250     12.188         0.053
  September 30, 1996              14.688     11.875         0.064
  December 31, 1996               16.313     13.750         0.064
  March 31, 1997                  19.313     15.188         0.080
  June 30, 1997                   23.063     17.500         0.080
  September 30, 1997              25.375     21.813         0.100
  December 31, 1997               29.000     22.500         0.100
  March 31, 1998                  27.125     21.750         0.100


     On March 13, 1998, the last trading day prior to the public announcement of the Merger, the closing price of St. Paul Common Stock on The Nasdaq Stock Market was $26.438. On _____, 1998 (the most recent practicable date prior to the printing of this Proxy Statement/Prospectus), the closing price of St. Paul Common Stock on The Nasdaq Stock Market was $____.

Beverly Common Stock

     The following sets forth the range of high and low sale prices of Beverly Common Stock as reported on The Nasdaq Stock Market, as well as cash dividends paid during the periods indicated, after Beverly completed its initial public offering of securities which occurred during the third quarter of 1996:

                                          Market Price
                                       ------------------         Cash
                                         High      Low       Dividends Paid
                                       -------    -------    --------------
Quarter Ended:
  September 30, 1996*                  $14.966    $13.605        $0.0454
  December 31, 1996                     16.533     14.286         0.0544
  March 31, 1997                        18.934     16.099         0.0544
  June 30, 1997                         20.476     18.095         0.0571
  September 30, 1997                    20.476     18.333         0.0571
  December 31, 1997                     24.167     19.167         0.0857
  March 31, 1998                        26.304     20.409         0.0857

---------------------
* Beginning August 22, 1996.

     On March 13, 1998, the last trading day prior to the public announcement of the Merger, the closing price of Beverly Common Stock on The Nasdaq Stock Market was $23.81. On May __, 1998 (the most recent practicable date prior to the printing of this Proxy Statement/Prospectus), the closing price of Beverly Common Stock on The Nasdaq Stock Market was $__.

                   DESCRIPTION OF ST. PAUL CAPITAL STOCK AND
                       COMPARISON OF SHAREHOLDER RIGHTS

     Set forth below is a description of St. Paul's capital stock. If the Merger Agreement is approved and adopted and the Merger is consummated, the holders of Beverly Common Stock will become holders of St. Paul Common Stock. As a result, St. Paul's Certificate of Incorporation and Bylaws, and the applicable provisions of the DGCL, will govern the rights of current holders of Beverly Common Stock. The Certificate of Incorporation and Bylaws of Beverly and the same applicable provisions of the DGCL currently govern the rights of Beverly shareholders.

     The following comparison is based on the current terms of the governing documents of St. Paul and Beverly. The discussion is intended to highlight important similarities and differences between the rights of holders of St. Paul Common Stock and Beverly Common Stock.

St. Paul Common Stock

     St. Paul is authorized currently to issue 40,000,000 shares of St. Paul Common Stock and will be authorized to issue 80,000,000 shares if the Certificate Amendment is approved. As of the St. Paul Record Date, ____ shares of St. Paul Common Stock were issued and outstanding and St. Paul had outstanding stock options granted to directors, officers and other employees for _____ shares of St. Paul Common Stock. Each share of St. Paul Common Stock has the same relative rights and is identical in all respects to each other share of St. Paul Common Stock. The St. Paul Common Stock is non-withdrawable capital, is not of an insurable type and is not insured by the FDIC or any other governmental entity.

     Holders of St. Paul Common Stock are entitled to one vote per share on each matter properly submitted to shareholders for their vote, including the election of directors. Holders of St.

Paul Common Stock do not have the right to cumulate their votes for the election of directors, and they have no preemptive or conversion rights with respect to any shares that may be issued. St. Paul Common Stock is not subject to additional calls or assessments by St. Paul, and all shares of St. Paul Common Stock currently outstanding are fully paid and non-assessable. For a discussion of the voting rights of St. Paul Common Stock, classification of St. Paul's Board of Directors and provisions of St. Paul's Certificate of Incorporation and Bylaws that may prevent a change in control of St. Paul or that would operate only with respect to an extraordinary corporate transaction involving St. Paul or its subsidiaries, see "--Certificate of Incorporation and Bylaw Provisions."

     Holders of St. Paul Common Stock and any class or series of stock entitled to participate therewith are entitled to receive dividends when and as declared by the Board of Directors of St. Paul out of any assets legally available for distribution. No such dividends or other distributions may be declared or paid, however, unless all accumulated dividends and any sinking fund, retirement fund or other retirement payments have been paid, declared or set aside on any class of stock having preference as to payments of dividends over the St. Paul Common Stock.

     In the unlikely event of any liquidation, dissolution or winding up of St. Paul, the holders of St. Paul Common Stock and any class or series of stock entitled to participate therewith would be entitled to receive, after payment or provision for payment of all debts and liabilities of St. Paul and after the liquidation preferences of all outstanding shares of any class of stock having preference over the St. Paul Common Stock have been fully paid or set aside, all remaining assets of St. Paul available for distribution, in cash or in kind.

St. Paul Preferred Stock

     St. Paul's Certificate of Incorporation authorizes its Board of Directors, without further shareholder approval, to issue up to 10,000,000 shares of serial preferred stock for any proper corporate purpose. In approving any issuance of serial preferred stock, the Board of Directors has broad authority to determine the rights and preferences of the serial preferred stock, which may be issued in one or more series. These rights and preferences may include voting, dividend, conversion and liquidation rights that may be senior to the St. Paul Common Stock.

     In connection with the 1992 adoption of a Shareholder Rights Plan that is designed to strengthen the Board's ability to act for the shareholders in the event of an unsolicited bid to acquire control of the Company, the St. Paul Board of Directors has authorized a class of preferred stock designated "Series A Junior Participating Preferred Stock," consisting of 400,000 shares. Though none of these shares have been issued, shares of this class of preferred securities have certain preferential rights and privileges over shares of St. Paul Common Stock as to dividends, distributions and voting rights and in a liquidation, dissolution or winding up of St. Paul. Also, if St. Paul enters into any consolidation, merger, combination or other transaction in which the shares of St. Paul Common stock are exchanged for securities, cash and/or any other property, then the shares of Series A Junior Participating Preferred Stock shall be similarly exchanged in an amount per share equal to 100 times the aggregate amount of securities, cash and/or any other property for which each share of St. Paul Common Stock is changed or exchanged. The issuance of shares of Series A Junior Participating Preferred Stock or other preferred shares having special rights or preferences could have the effect of delaying or preventing a change in control of St. Paul even if such a change in control would be in the best interest of the holders of St. Paul Common Stock.

Certificate of Incorporation and Bylaw Provisions

     General. Certain provisions included in St. Paul's Certificate of Incorporation and Bylaws may serve to entrench current management and to prevent a change in control of St. Paul even if desired by a majority of shareholders. These provisions are designed to encourage potential acquirors to negotiate directly with the Board of Directors of St. Paul and to discourage other takeover attempts. The following discussion is a general summary of certain provisions of St. Paul's Certificate of Incorporation and Bylaws, and a comparison of those provisions to similar types of provisions in the Certificate of Incorporation and Bylaws of Beverly. The discussion is necessarily general and, with respect to provisions contained in St. Paul's Certificate of Incorporation and Bylaws, reference should be made to the document in question.

     Directors. Certain provisions of St. Paul's Certificate of Incorporation and Bylaws will impede changes in majority control of St. Paul's Board of Directors. The Certificate of Incorporation provides that the Board of Directors will be divided into three classes, with directors in each class elected for three-year staggered terms. The Certificate of Incorporation further provides that the size of the Board of Directors must be within a range of seven to 15. The St. Paul Bylaws currently provide that there shall be nine directors. If the Merger is consummated, the number of directors will be increased by one member to allow Anthony R. Pasquinelli, Beverly's Chairman, to become a St. Paul director. The Bylaws of Beverly provide that the number of directors shall be seven.

     St. Paul's Certificate of Incorporation and Bylaws provide that a vacancy occurring in the Board of Directors, including a vacancy created by any increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office, whether a quorum or not. St. Paul's Certificate of Incorporation provides that a director may be removed only for cause and then only by the affirmative vote of at least two-thirds of the total votes eligible to be voted at a duly constituted meeting of shareholders called for that purpose and that 30 days' written notice must be provided to any director or directors whose removal is to be considered at a shareholders' meeting.

     St. Paul's Bylaws and Beverly's Certificate of Incorporation each impose certain notice requirements on the nomination by shareholders of candidates for election to the Board of Directors and the proposal by shareholders of business to be acted upon at an annual meeting of shareholders. Both parties' bylaws also contain provisions prohibiting certain contracts and transactions between St. Paul and Beverly, respectively, and their respective directors and officers and certain other entities unless certain procedural requirements are satisfied. St. Paul's Bylaws impose certain restrictions on who may be nominated as director. St. Paul's Bylaws provide that to be eligible for nomination as a director, a nominee must have been a resident of the State of Illinois for at least one year at the time of his nomination or, if not then a resident, have been previously a resident for at least three years. St. Paul's Bylaws further provide that each director is required to beneficially own not less than 1,000 shares of St. Paul Common Stock, unless in the case of a director, two-thirds of the other directors waive such ownership requirement. St. Paul's Bylaws also provide that more than three consecutive absences from regular meetings of the Board of Directors, unless excused by a Board resolution, shall automatically constitute a resignation. Beverly's Certificate of Incorporation and Bylaws do not have similar provisions.

     Call of Special Meetings. St. Paul's Certificate of Incorporation provides that a special meeting of shareholders may be called at any time but only by the Chairman, the President or by the Board of Directors. Shareholders are not authorized to call a special meeting. The Bylaws of Beverly provide that a special meeting of shareholders may be called by the Chairman, the President or the Secretary at the request of a majority of the Board of Directors.

     Shareholder Action Without a Meeting. St. Paul's Certificate of Incorporation provides that shareholders may act by written consent only if they are unanimous. The Certificate of Incorporation of Beverly provides that any action required or permitted to be taken by shareholders must be taken at a duly called annual or special meeting and not by any consent in writing.

     Limitation on Liability of Directors. St. Paul's and Beverly's Certificate of Incorporation provide that no director shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director other than liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any payment of a dividend or approval of a stock repurchase that is illegal under Section 174 of the DGCL, or (iv) for any transaction from which a director derived an improper personal benefit.

The Certificates of Incorporation provide that St. Paul and Beverly, respectively, shall indemnify each of its officers, directors, employees and other persons, if he or she acts in good faith and in a manner he or she believes to be in the best interests of St. Paul and Beverly, respectively, and, with respect to a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Also, St. Paul and Beverly are permitted by their Certificates of Incorporation to obtain insurance on behalf of directors, officers, employees and other persons.

     Cumulative Voting. St. Paul's Certificate of Incorporation denies cumulative voting rights in the election of directors. The Beverly Bylaws state that directors are to be elected by a plurality vote, and neither Beverly's Certificate of Incorporation or Bylaws provide for cumulative voting. See "--Amendment of Certificate of Incorporation and Bylaws."

     Notice of Shareholder Meetings. St. Paul's Bylaws require that notice be given not less than 20 nor more than 50 days prior to each annual or special meeting of shareholders. The Bylaws of Beverly require that notice of each annual or special meeting be mailed or delivered no less than 10 nor more than 60 days prior to a meeting.

     Quorum. St. Paul's Bylaws provide that the holders of one-third of the capital stock issued and outstanding and entitled to vote at a meeting constitutes a quorum. The Bylaws of Beverly provide that the holders of a majority of the shares of issued and outstanding stock entitled to vote at a meeting constitutes a quorum.

     General Vote. Except as otherwise required by law or St. Paul's Certificate of Incorporation or Bylaws, St. Paul's Bylaws provide that any matter brought before a meeting of shareholders shall be decided by the affirmative vote of a majority of the votes cast on the matter. The Bylaws of Beverly provide that except as otherwise provided by law or the Certificate of Incorporation, all questions shall be decided by vote of the holders of a majority of the shares present at a meeting.

     Record Date. St. Paul's Bylaws provide that the record date for determination of shareholders entitled to notice of or to vote at a meeting and for certain other specified purposes shall not be less than 20 nor more than 50 days before the date of such meeting or other action. The Bylaws of Beverly provide that the record date shall be not less than 10 nor more than 60 days prior to the date of the meeting or other action.

     Authorized and Outstanding Serial Preferred Stock. See "--St. Paul Preferred Stock" as to the authorized shares of serial preferred stock of St. Paul. The Certificate of Incorporation of Beverly authorizes 1,000,000 shares of serial preferred stock, par value $0.01, of which no shares have been issued and are outstanding.

     Dividend and Liquidation Rights. For a description of the provisions of St. Paul's Certification of Incorporation with respect to dividends and liquidation rights, see "-- St. Paul Common Stock." The Certificate of Incorporation of Beverly provides that dividends on outstanding shares of preferred stock shall be paid, declared or set aside prior to the payment of any dividends on Beverly Common Stock with respect to the same dividend period. In the event of a liquidation, dissolution or winding up, the Certificate of Incorporation of Beverly provides that after distributions are made to holders of shares of preferred stock in accordance with the respective preferential amounts payable with respect thereto, the remaining assets shall be distributed among the holders of shares of Beverly Common Stock.

     Approvals for Acquisitions of Control and Offers to Acquire Control. St. Paul's Certificate of Incorporation prohibits any person (whether an individual, company or group acting in concert) from acquiring beneficial ownership of 10% or more of St. Paul's voting stock, unless the acquisition has received the prior approval of at least two-thirds of the outstanding shares of voting stock at a duly called meeting of shareholders held for such purpose and of all required federal regulatory authorities. Furthermore, no person may make an offer to acquire 10% or more of St.

Paul's voting stock without obtaining prior approval of the offer by at least two-thirds of St. Paul's Board of Directors or, alternatively, before the offer is made, obtaining approval of the acquisition from the OTS. These provisions do not apply to the purchase of shares by underwriters in connection with a public offering or employee stock ownership plan or other employee benefit plan of St. Paul or any of its subsidiaries, and the provisions remain effective only so long as an insured institution is a majority-owned subsidiary of St. Paul. Shares acquired in excess of these limitations are not entitled to vote or take other shareholder action or be counted in determining the total number of outstanding shares in connection with any matter involving shareholder action. These excess shares are also subject to transfer to a trustee, selected by St. Paul, for the sale on the open market or otherwise, with the expenses of the trustee to be paid out of the proceeds of such sale. The Certificate of Incorporation of Beverly does not contain a similar provision.

     Procedures for Certain Business Combinations. St. Paul's Certificate of Incorporation requires that certain business combinations between St. Paul (or any majority-owned subsidiary thereof) and a five percent or more shareholder or its affiliates or associates (collectively, the "Interested Shareholder") either
(i) be approved by at least 80% of the total number of outstanding shares of voting stock of St. Paul, or (ii) be approved by at least two-thirds of St. Paul's continuing directors (persons unaffiliated with the Interested Shareholder and serving prior to the Interested Shareholder becoming such) or meet certain price and procedure requirements that provide for consideration per share generally equal to that paid by the Interested Shareholder when it acquired its block of stock. The types of business combinations with an Interested Shareholder covered by this provision include: any merger, consolidation and share exchange; any sale, lease, exchange, mortgage, pledge or other transfer of assets other than in the usual and regular course of business; an issuance or transfer of equity securities having an aggregate market value in excess of five percent of aggregate market value of St. Paul's outstanding shares; the adoption of any plan or proposal of liquidation proposed by or on behalf of an Interested Shareholder; and any reclassification of securities, recapitalization of St. Paul or any merger or consolidation of St. Paul with any of its subsidiaries or any other transaction which has the effect of increasing the proportionate ownership interest of the Interested Shareholder. St. Paul's Certificate of Incorporation excludes employee stock purchase plans and other employee benefit plans of St. Paul and any of its subsidiaries from the definition of "Interested Shareholder." The Certificate of Incorporation of Beverly does not contain a similar provision.

     Anti-Greenmail. St. Paul's Certificate of Incorporation requires approval by a majority of the outstanding shares of voting stock before St. Paul may directly or indirectly purchase or otherwise acquire any voting stock beneficially owned by a holder of 5% percent or more of St. Paul's voting stock, if such holder has owned the shares for less than two years. Any shares beneficially held by such person are required to be excluded in calculating majority shareholder approval. This provision would not apply to a pro rata offer made by St. Paul to all of its shareholders in compliance with the Exchange Act and the rules and regulations thereunder or a purchase of voting stock by St. Paul if the Board of Directors has determined that the purchase price per share does not exceed the fair market value of such voting stock. The Certificate of Incorporation of Beverly does not contain a similar provision.

     Criteria for Evaluating Offers. St. Paul's Certificate of Incorporation provides that the Board of Directors, when evaluating any acquisition offers, shall give due consideration to all relevant factors, including, without limitation, the economic effects of acceptance of the offer on depositors, borrowers and employees of its insured institution subsidiaries and on the communities in which such subsidiaries operate or are located, as well as on the ability of such subsidiaries to fulfill the objectives of insured institutions under applicable federal statutes and regulations. The Certificate of Incorporation of Beverly does not contain a similar provision.

     Amendment to Certificate of Incorporation and Bylaws. Amendments to St. Paul's Certificate of Incorporation must be approved by at least two-thirds of St. Paul's Board of Directors at a duly constituted meeting called for such purpose and also by shareholders by the affirmative vote of at least a majority of the shares entitled to vote thereon at a duly called annual or special meeting; provided, however, that approval by the affirmative vote of at least two-thirds of the shares entitled to vote thereon is generally required for certain provisions. In addition, the provisions regarding certain business combinations may be amended only by the affirmative vote of at least 80% of the shares entitled to vote thereon. St. Paul's Bylaws may be amended by the affirmative vote of at least two-thirds of the Board of Directors or by shareholders by at least two-thirds of the total votes eligible to be voted, at a duly constituted meeting called for such purpose. The Certificate of Incorporation of Beverly provides that Beverly reserves the right to amend any of the Certificate of Incorporation's provisions as prescribed by statute. The Beverly Bylaws state that the shareholders or the Board of Directors may amend them at any regular or special meeting.

     Delaware Takeover Statute. Section 203 of the DGCL (the "Delaware Takeover Statute") applies to Delaware corporations with a class of voting stock listed on a national securities exchange, authorized for quotation on The Nasdaq Stock Market, or held of record by 2,000 or more persons, and restricts transactions which may be entered into by such a corporation and certain of its shareholders. The Delaware Takeover Statute provides, in essence, that a shareholder acquiring more than 15%, but less than 85%, of the outstanding voting stock of a corporation subject to the statute and such person's affiliates and associates (each, an "Interested Person") may not engage in certain "Business Combinations" (as defined therein) with the corporation for a period of three years subsequent to the date on which the shareholder became an Interested Person unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the shareholder became an Interested Person or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Person.

     The Delaware Takeover Statute defines the term "Business Combination" to include a wide variety of transactions with or caused by an Interested Person in which the Interested Person receives or could receive a benefit on other than a pro rata basis with other shareholders, including mergers, certain asset sales, certain issuances of additional shares to the Interested Person, transactions with the corporation which increase the proportionate interest of the Interested Person or transactions in which the Interested Person receives certain other benefits.

     Federal Law. Federal law provides that, subject to certain exemptions, no person acting directly or indirectly or through or in concert with one or more other persons may acquire "control" of an insured institution or holding company thereof, without giving at least 60 days prior written notice providing specified information to the appropriate federal banking agency (i.e., the OTS in the case of St. Paul and St. Paul Bank, the Federal Reserve Board in the case of Beverly and the OCC in the case of Beverly Bank). "Control" is defined for this purpose as the power, directly or indirectly, to direct the management or policies of an insured institution or to vote 25 percent or more of any class of voting securities of an insured institution. Control is presumed to exist where the acquiring party has voting control of at least 10 percent of any class of the institution's voting securities which is registered under Section 12 of the Exchange Act and is actively traded. The term "actively traded" is defined in the regulation to mean securities that are either listed on a securities exchange or quoted on The Nasdaq Stock Market. The OTS, the Federal Reserve Board or the OCC may prohibit the acquisition of control if such agency finds, among other things, that (i) the acquisition would result in a monopoly or substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the financial stability of the institution; or (iii) the competence, experience or integrity of any acquiring person or any of the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

                           THE CERTIFICATE AMENDMENT

     The St. Paul Board of Directors has unanimously approved the Certificate Amendment. The St. Paul Board of Directors has determined that the proposed amendment to the Certificate of Incorporation is advisable and in the best interests of St. Paul and its stockholders, and unanimously recommends that the holders of St. Paul Common Stock vote to approve the amendment. Approval of the Certificate Amendment is a condition to the Merger. If the Certificate Amendment is not approved, the Merger cannot be consummated.

     St. Paul's Certificate of Incorporation currently provides that the total number of shares of all classes of capital stock that St. Paul has authority to issue is 50,000,000, consisting of 40,000,000 shares of St. Paul Common Stock and 10,000,000 shares of serial preferred stock, par value $0.01 per share. The Certificate Amendment's purpose is to increase the number of authorized shares of St. Paul Common Stock from 40,000,000 to 80,000,000, resulting in an increase in the number of authorized shares of capital stock from 50,000,000 to 90,000,000. The increase will be effected by amending the first sentence of the first paragraph of Article 4 of St. Paul's Certificate of Incorporation to read as follows:

     "The total number of shares of all classes of the capital stock which the Corporation has authority to issue is ninety million (90,000,000), of which eighty million (80,000,000) shall be common stock, par value $0.01 per share, amounting in the aggregate to eight hundred thousand dollars ($800,000), and ten million (10,000,000) shall be serial preferred stock, par value $0.01 per share, amounting in the aggregate to one hundred thousand dollars ($100,000)."

     Of the 40,000,000 presently authorized shares of St. Paul Common Stock, 34,310,608 shares were outstanding as of March 31, 1998 and 3,539,307 shares were reserved for issuance with respect to the St. Paul's stock option plans. As of _____, 1998, no shares of preferred stock were outstanding. St. Paul effected a five-for-four stock split for shareholders on January 14, 1997 and a three-for-two stock split on July 14, 1997, resulting in 15,876,199 shares of St. Paul Common Stock being issued during 1997 for these purposes. Accordingly, as of ________, 1998, only 2,150,085 shares of authorized but not outstanding and unreserved shares of St. Paul Common Stock remained available for future issuance. Under the terms of the Merger Agreement, St. Paul will issue 6,141,554 shares of St. Paul Common Stock, subject to adjustment, to the holders of Beverly Common Stock, and 560,931 options to purchase St. Paul Common Stock in exchange for 527,686 Beverly stock options. Approval of the Certificate Amendment is therefore a condition to the Merger. The St. Paul Board has determined that the Merger and the Stock Issuance in connection with the Merger are advisable and in the best interests of St. Paul and its shareholders. Therefore, the St. Paul Board is unanimously recommending that shareholders approve the Certificate Amendment.

     The Board of Directors has determined that the Certificate Amendment is advisable and in the best interests of St. Paul and its stockholders, and unanimously recommends that shareholders approve it, regardless of the Merger. The Certificate Amendment will provide St. Paul with 42,150,805 shares of St. Paul Common Stock available for issuance (35,447,600 shares if the Merger is consummated at the 1.0630 Exchange Rate). Other than securities that would be issued in connection with the Merger, St. Paul has no present intention of issuing any other authorized but unissued and unreserved shares of St. Paul capital stock. However, the Board of Directors believes that the increased number of shares of St. Paul Common Stock, regardless of whether the Merger is consummated or not, will benefit St. Paul and its shareholders. It will make a sufficient number of shares available in the future for use in connection with possible stock dividends or splits, raising additional capital through public offerings or private placements, possible future mergers or acquisitions, or under employee option or stock ownership plans.

     The unissued and unreserved shares of St. Paul Common Stock will be available for any proper corporate purpose, as authorized by the Board of Directors, without further approval by the

St. Paul shareholders, except as otherwise required by law or the rules of The Nasdaq Stock Market. St. Paul shareholders do not have any preemptive or other rights to purchase additional shares of St. Paul Common Stock. Issuances of additional shares of St. Paul Common Stock or securities convertible into St. Paul Common Stock, therefore, may have a dilutive effect on existing shareholders of St. Paul.

     In the event of a proposed merger, tender offer or other attempt to gain control of St. Paul, it may be possible for the Board of Directors to approve the issuance of shares of St. Paul Common Stock or preferred stock in a transaction that could have the effect of frustrating or impeding such takeover attempt. The Board of Directors has no current intention to issue authorized but unissued shares for such purpose. The Board of Directors is not aware of any specific effort to accumulate St. Paul's Common Stock in order to obtain control of St. Paul by means of merger, tender offer or otherwise.

                      ADJOURNMENT OF THE SPECIAL MEETINGS



     The holders of Beverly Common Stock will be asked to approve, if necessary, the adjournment of the Beverly Special Meeting to solicit further votes in favor of the Merger Agreement. The proxies of Beverly shareholders voting against the Merger Agreement may not be used by management to vote in favor of an adjournment pursuant to its discretionary authority.

     The holders of St. Paul Common Stock will be asked to approve, if necessary, the adjournment of the St. Paul Special Meeting to solicit further votes in favor of the Certificate Amendment and the Share Issuance. The proxies of St. Paul shareholders voting against the Merger Agreement may not be used by management to vote in favor of an adjournment pursuant to its discretionary authority.

                             SHAREHOLDER PROPOSALS

     Any proposal which a St. Paul shareholder wishes to have included in the proxy materials of St. Paul with respect to St. Paul's 1999 Annual Meeting must be received by St. Paul at St. Paul's principal executive offices at 6700 West North Avenue, Chicago, Illinois 60707 no later than November 27, 1998.

     Any proposal which a Beverly shareholder wishes to have included in the proxy materials of Beverly with respect to Beverly's 1999 Annual Meeting, in the event the Merger is not consummated, must be received by Beverly at Beverly's principal executive offices at 16345 South Harlem Avenue, Suite 3E, Tinley Park, Illinois 60477 no later than _______, 1998.

                                 OTHER MATTERS

     It is not expected that any matters other than those described in this Joint Proxy Statement/Prospectus will be brought before either of the Special Meetings. If any other matters are presented, however, it is the intention of the respective persons named in the respective Beverly and St. Paul proxies to vote such respective proxies in accordance with the respective determinations of a majority of the respective Boards of Directors of the two parties, including, without limitation, motions to adjourn or postpone the respective Special Meetings to another time and/or place for the purpose of soliciting additional proxies in order to approve the Merger Agreement, the Certificate Amendment and Stock Issuance, or otherwise.

                                    EXPERTS

     The consolidated financial statements of St. Paul Bancorp, Inc. incorporated by reference in St. Paul's Annual Report (Form 10-K) for the year ended December 31, 1997, and incorporated by reference in this Joint Proxy Statement/Prospectus, which is referred to and made a part of this Joint Proxy Statement/Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Beverly at December 31, 1997 and 1996, and for each of the years in the three year period ended December 31, 1997, incorporated by reference into this Joint Proxy Statement/Prospectus, have been so incorporated in reliance on the report of Grant Thornton LLP independent accountants, given upon the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the St. Paul Common Stock to be issued in the Merger has been passed upon by Clifford M. Sladnick, Senior Vice President, General Counsel and Corporate Secretary of St. Paul. Hogan & Hartson L.L.P., Washington, D.C., will be passing upon certain tax matters in connection with the Merger.

                                                                      APPENDIX A

                               McDonald & Company
                                SECURITIES, INC.

                                   SUITE 2020
                             311 SOUTH WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                  312-360-3882
                               FAX: 312-360-3884
                              WATTS: 800-390-2122

                                March 15, 1998


Board of Directors
Beverly Bancorporation, Inc.
16345 S. Harlem Avenue
Tinley Park, IL  60477

Attention:  Mr. Anthony R. Pasquinelli
            Chairman

Gentlemen:

     You have requested our opinion with respect to the fairness, from a financial point of view, as of the date hereof, to the holders of the common stock, par value $.01 per share ("Beverly Common"), of Beverly Bancorporation, Inc. ("Beverly"), of the Exchange Ratio, as set forth in Section 1.4(a) of the Agreement and Plan of Merger (the "Agreement"), between Beverly and St. Paul Bancorp, Inc. ("St. Paul").

     The Agreement provides for the merger (the "Merger") of Beverly with and into St. Paul, pursuant to which, among other things, at the Effective Time (as defined in the Agreement), each outstanding share of Beverly Common, other than shares held in the treasury of Beverly, and after giving effect to the previously announced 5% stock dividend payable on April 14th, will be converted into the right to receive 1.063 shares of the common stock, $.01 par value ("St. Paul Common") of St. Paul, as set forth in Section 1.4(a) of the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement.

     McDonald & Company Securities, Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     We have acted as Beverly's financial advisor in connection with, and have participated in certain negotiations leading to, the Agreement. In connection with rendering our opinion set forth herein, we have among other things:

  (i) Reviewed Beverly's Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the years ended December 31, 1996, December 31, 1995 and December 31, 1994, including the audited financial statements contained therein, and Beverly's Quarterly Reports on Form 10-Q for each of the first three quarters of 1997 and Beverly's draft financial reports for the year ended December 31, 1997, including the unaudited financial statements contained therein;

  (ii) Reviewed St. Paul's Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the years ended December 31, 1997, December 31, 1996 and December 31, 1995, including the audited financial statements contained therein, and St. Paul's Quarterly Reports on Form 10-Q for each of the first three quarters of 1997;

  (iii) Reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Beverly and St. Paul provided to us or publicly available;

  (iv) Participated in meetings and telephone conferences with members of senior management of Beverly and St. Paul concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters we believed relevant to our inquiry;

  (v) Reviewed certain stock market information for Beverly Common and St. Paul Common, and compared it with similar information for certain companies, the securities of which are publicly traded;

  (vi) Compared the results of operations and financial condition of Beverly and St. Paul with that of certain companies which we deemed to be relevant for purposes of this opinion;

  (vii) Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which we deemed to be relevant for purposes of this opinion;

  (viii) Reviewed the Agreement dated March 15, 1998 and its schedules and exhibits and certain related documents; and

  (ix) Performed such other reviews and analyses as we have deemed appropriate.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have relied upon the accuracy and completeness of the representations, warranties and covenants of Beverly and St. Paul contained in the Agreement. We have not been engaged to undertake, and have not assumed any responsibility for, nor have we conducted, an independent investigation or verification of such matters. We have not been engaged to and we have not conducted a physical inspection of any of the assets, properties or facilities of either Beverly or St. Paul, nor have we made or obtained or been furnished with any independent valuation or appraisal of any of such assets, properties or facilities or any of the liabilities of either Beverly or St. Paul. With respect to financial forecasts used in our analysis, we have assumed that such forecasts have been reasonably prepared by management of Beverly and St. Paul, as the case may be, on a basis reflecting the best currently available estimates and judgments of the management of Beverly and St. Paul, as to the future performance of Beverly, St. Paul, and Beverly and St. Paul combined, as the case may be. We have not been engaged to and we have not assumed any responsibility for, nor have we conducted any independent investigation or verification of such matters, and we express no view as to such financial forecasts or the assumptions on which they are based. We have also assumed that all of the conditions to the consummation of the Merger, as set forth in the Agreement, including the tax-free treatment of the Merger to the holders of Beverly Common, would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreement.

     We will receive a fee for our services as financial advisor to Beverly, a substantial portion of which is contingent upon closing of the Merger. We will also receive a fee for our services in rendering this opinion.

     In the ordinary course of business, we may actively trade securities of St. Paul and Beverly for our own account and for the accounts of customers and accordingly, we may at any time hold a long or short position in such securities.

     This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Exchange Ratio, to the holders of Beverly Common, and does not address the underlying business decision by Beverly's Board of Directors to effect the Merger, does not compare or discuss the relative merits of any competing proposal or any other terms of the Merger, and does not constitute a recommendation to any Beverly shareholder as to how such shareholder should vote with respect to the Merger. This opinion does not represent an opinion as to what the value of Beverly Common or St. Paul Common may be at the Effective Time of the Merger or as to the prospects of Beverly's business or St. Paul's business.

     This opinion is directed to the Board of Directors of Beverly and may not be reproduced, summarized, described or referred to or given to any other person without our prior written consent. Notwithstanding the foregoing, this opinion may be included in the proxy statement to be mailed to the holders of Beverly Common in connection with the Merger, provided that this opinion will be reproduced in such proxy statement in full, and any description of or reference to us or our actions, or any summary of the opinion in such proxy statement, will be in a form reasonably acceptable to us and our counsel.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Beverly Common from a financial point of view.

                                       Very truly yours,

                                       /s/ McDONALD & COMPANY SECURITIES, INC.

                                                                      Appendix B



                                                                  March 15, 1998



Board of Directors
St. Paul Bancorp, Inc.
6700 W. North Avenue
Chicago, IL 60638

Members of the Board:

     We understand that St. Paul Bancorp, Inc. ("SPBC") and Beverly Bancorporation ("Beverly") propose to enter into an Agreement and Plan of Merger (the "Agreement") dated March 15, 1998 pursuant to which Beverly is to be merged with and into SPBC in a transaction (the "Merger") in which each outstanding share of Beverly's common stock, par value $0.01 per share (the "Beverly Shares"), will be converted into the right to receive 1.063 (the "Exchange Ratio") of the common stock, par value $0.01 per share, of SPBC (the "SPBC Shares"), all as set forth more fully in the Agreement.

     You have asked us whether, in our opinion, the Exchange Ratio is fair to SPBC from a financial point of view.

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed certain publicly-available business and financial information relating to SPBC and Beverly that we deemed to be relevant;

     (2) Reviewed certain information, including financial forecasts, relating to the businesses, earnings, assets, liabilities and prospects of Beverly and SPBC furnished to us by senior management of SPBC and Beverly, as well as the amount and timing of the cost savings and related expenses and revenue enhancements expected to result from the Merger furnished to us by the senior management of SPBC (the "Expected Synergies");

     (3) Conducted discussions with members of senior management of SPBC and Beverly concerning the foregoing, including the respective businesses, prospects, regulatory condition and contingencies of SPBC and Beverly before and after giving effect to the Merger and the Expected Synergies;

     (4) Reviewed the market prices and valuation multiples for the SPBC Shares and Beverly Shares and compared the SPBC Shares and the Beverly Shares with those of certain publicly-traded companies which we deemed to be relevant;

     (5) Reviewed the results of operations of Beverly and SPBC and compared them with those of certain publicly-traded companies which we deemed to be relevant;

     (6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions which we deemed to be relevant;

     (7)  Reviewed the potential pro forma impact of the Merger;

     (8)  Reviewed a draft of the Agreement; and

     (9) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

     In preparing our opinion, we have assumed, with your consent, and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of the assets or liabilities of SPBC or Beverly, nor have we been furnished any such evaluation or appraisal. We are not experts in the evaluation of allowances for credit or loan losses and we have neither made an independent evaluation of the adequacy of the allowance for credit or loan losses of SPBC or Beverly, nor reviewed any individual credit or loan files relating to SPBC or Beverly and, as a result, we have assumed that the aggregate allowance for credit or loan losses for both SPBC and Beverly is adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of SPBC or Beverly. With respect to the financial forecast information, including, without limitation, financial forecasts, evaluation of contingencies and projections regarding under-performing and non-performing assets, net charge-offs, adequacy of reserves and future economic conditions and the Expected Synergies, furnished to or discussed with us by SPBC or Beverly, we have assumed that they have been reasonably prepared and reflect the best currently available estimates, allocations and judgments of the senior management of SPBC and Beverly as to the expected future financial performance of SPBC, Beverly or the combined entity, as the case many be, and the Expected Synergies. We express no opinion as to such financial forecast information or the Expected Synergies or the assumptions upon which they were based. We have further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that the final form of the Agreement will be substantially similar the last drafts reviewed by us.

     Our opinion is necessarily based upon market, economic and other conditions as in effect, and on the information made available to us as of, the date hereof. For the purposes of rendering this opinion, we have assumed, in all respects material to our analysis, that the representations and warranties of each party in the Agreement and all related documents and instruments (collectively, the "Documents") contained therein are true and correct, that each party to the Documents will perform all of the covenants and agreements required to be performed by such party under such Documents, and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have also assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendment or modifications, will be imposed that will have a material adverse affect on the contemplated benefits of the Merger, including the Expected Synergies.

     We are acting as financial advisor to SPBC in connection with the Merger and will receive a fee from SPBC for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, SPBC has agreed to indemnify us for certain liabilities arising out of our engagement. We have in the past provided financial advisory, investment banking and other services to SPBC, and may continue to do so, and have received, and may receive, customary fees for the rendering of such services. In addition, in the ordinary course of our business, we also may actively trade debt and/or equity securities of SPBC, Beverly and their respective affiliates for our own account and the accounts of our customers, and therefore we may from time to time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of SPBC. Our opinion does not address the merits of the underlying decision by SPBC to engage in the Merger, and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger.

     We are not expressing any opinion herein as to the prices at which SPBC Shares or Beverly shares will trade following the announcement or consummation of the Merger.

     On the basis of and subject to the foregoing, we are of the opinion that, as the date hereof, the Exchange Ratio is fair to SPBC from a financial point of view.

                                      Very truly yours,


                                      /s/ MERRILL LYNCH, PIERCE, FENNER &
                                          SMITH INCORPORATED

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 20.  Indemnification of Directors and Officers.

     Section 145 of the DGCL sets forth certain circumstances under which directors, officers, employees and agents may be indemnified against liability that they may incur in their capacity as such. Section 145 of the DGCL, which is filed as Exhibit 99.1 to this Registration Statement, is incorporated herein by reference.

     Article IX of St. Paul's Bylaws, entitled "Indemnification," provides for indemnification of St. Paul's directors, officers, trustees, employees and agents under certain circumstances.

     St. Paul also has the power to purchase and maintain insurance on behalf of its directors and officers. St. Paul has in effect a policy of liability insurance covering its directors and officers, the effect of which is to reimburse the directors and officers of St. Paul against certain damages and expenses resulting from certain claims made against them caused by their negligent act, error or omission.

     The foregoing indemnity and insurance provisions have the effect of reducing directors' and officers' exposure to personal liability for actions taken in connection with their respective positions.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of St. Paul pursuant to the foregoing provisions, or otherwise, St. Paul has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by St. Paul of expenses incurred or paid by a director, officer or controlling person of St. Paul in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, St. Paul will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 21.  Exhibits and Financial Statement Schedules.

     (a)  Exhibits.

  Exhibit
    No.                             Exhibit
  -------                           -------
    2.1 Agreement and Plan of Merger, dated as of March 15, 1998 by and between St. Paul Bancorp, Inc. ("St. Paul") and Beverly
          Bancorporation, Inc. ("Beverly) (incorporated herein by reference to Exhibit 2.1 to St. Paul's Current Report on Form 8-K filed with the SEC on March 20, 1998).

    2.2 Option Agreement, dated as of March 15, 1998, between Beverly and St. Paul (incorporated herein by reference to Exhibit 2.2 to St. Paul's Current Report on Form 8-K filed with the SEC on March 20, 1998).

    2.3 Form of Stockholder Agreement, dated as of March 15, 1998 by and among St. Paul, Beverly and certain stockholders of Beverly included at Exhibit D of the Agreement and Plan of Merger at Exhibit 2.1 hereof.

    5 Opinion of Clifford M. Sladnick, Esq. as to the validity of the securities registered hereunder, including the consent of Mr. Sladnick.

    8 Form of opinion of Hogan & Hartson L.L.P. as to certain tax matters, including consent of that firm.

   23.1   Consent of Clifford M. Sladnick, Esq. (included at Exhibit 5).

   23.2   Consent of Hogan & Hartson L.L.P. (included at Exhibit 8).

   23.3   Consent of Ernst & Young LLP

   23.4   Consent of Grant Thornton LLP

   23.5   Consent of Merrill Lynch & Co.

   23.6   Consent of McDonald & Company Securities, Inc.

   99.1   Section 145 of the Delaware General Corporation Law.

   99.2   Form of Beverly proxy card.

   99.3   Form of St. Paul proxy card.
   99.4   Consent of Anthony R. Pasquinelli

-----------

Item 22.  Undertakings.

     (a)  St. Paul hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) ((S) 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) St. Paul hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of St. Paul's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) St. Paul hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (d) St. Paul undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 ((S)
          230.415 of this chapter), will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) The undertaking concerning indemnification is included as part of the response to Item 20.

     (f) St. Paul hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (g) St. Paul hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 15th day of April, 1998.

                                    ST. PAUL BANCORP, INC.

                                    By:  /s/ Joseph C. Scully
                                         --------------------
                                         Joseph C. Scully
                                         Chairman and
                                         Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below appoints Joseph C. Scully, Patrick J. Agnew or Clifford M. Sladnick, jointly and severally, each in his own capacity, his true and lawful attorneys-in-fact, with full power of substitution for him and in his name, place and stead, in any and all capacities to sign any amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 15th day of April, 1998.

Signature                                       Title
---------                                       -----

/s/ Joseph C. Scully        Chairman and Chief Executive Officer
-----------------------     (Principal Executive Officer)
Joseph C. Scully

/s/ Robert N. Parke         Senior Vice President and Chief Financial Officer
-----------------------     (Principal Financial Officer)
Robert N. Parke

/s/ Paul J. Devitt          First Vice President and Controller
-----------------------     (Principal Accounting Officer)
Paul J. Devitt

/s/ Patrick J. Agnew        Director
-----------------------
Patrick J. Agnew

/s/ William A. Anderson     Director
-----------------------
William A. Anderson

/s/ John W. Croghan         Director
-----------------------
John W. Croghan

/s/ Alan J. Fredian         Director
------------------------
Alan J. Fredian

/s/ Paul C. Gearen          Director
------------------------
Paul C. Gearen

/s/ Kenneth J. James        Director
------------------------
Kenneth J. James

/s/ Jean C. Murray, O.P.    Director
------------------------
Jean C. Murray, O.P.

/s/ John J. Viera           Director
------------------------
John J. Viera

                                 EXHIBIT INDEX

  Exhibit
    No.                             Exhibit
  -------                           -------
     2.1 Agreement and Plan of Merger, dated as of March 15, 1998 by and between St. Paul Bancorp, Inc. ("St. Paul") and Beverly
          Bancorporation, Inc. ("Beverly) (incorporated herein by reference to Exhibit 2.1 to St. Paul's Current Report on Form 8-K filed with the SEC on March 20, 1998).

     2.2 Option Agreement, dated as of March 15, 1998, between Beverly and St. Paul (incorporated herein by reference to Exhibit 2.2 to St. Paul's Current Report on Form 8-K filed with the SEC on March 20, 1998).

     2.3 Form of Stockholder Agreement, dated as of March 15, 1998 by and among St. Paul, Beverly and certain stockholders of Beverly included at Exhibit D of the Agreement and Plan of Merger at Exhibit 2.1 hereof.

     5 Opinion of Clifford M. Sladnick, Esq. as to the validity of the securities registered hereunder, including the consent of Mr. Sladnick.

     8 Form of opinion of Hogan & Hartson L.L.P. as to certain tax matters, including consent of that firm.

    23.1  Consent of Clifford M. Sladnick, Esq. (included at Exhibit 5).

    23.2  Consent of Hogan & Hartson L.L.P. (included at Exhibit 8).

    23.3  Consent of Ernst & Young LLP

    23.4  Consent of Grant Thornton LLP

    23.5  Consent of Merrill Lynch & Co.

    23.6  Consent of McDonald & Company Securities, Inc.

    99.1  Section 145 of the Delaware General Corporation Law.

    99.2  Form of Beverly proxy card.

    99.3  Form of St. Paul proxy card.

    99.4  Consent of Anthony R. Pasquinelli

-----------